File No. 82-5215

松井証券

ネットストック

04 JAN 28 AM 7:21

January 21, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012390

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

SUPPL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Offering Circular for the ¥40,000,000,000 Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights) issued on November 17, 2003 and listed on the London Securities Exchange.
2. Extraordinary Securities Report dated October 29, 2003
3. Amendment Report to the Extraordinary Securities Report dated October 30, 2003
4. Report as to Acquisition of Its Own Shares by the Company in December 2003 (For the period from December 1, 2003 to December 31, 2003).

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

dlw 1/28

Very truly yours,

Matsui Securities Co., Ltd.

By H Imada
Name: Hirohito IMADA
Title: Director,
Finance Department

04 JAN 28 AM 7:21

File No. 82-5215

(Summary translation)

Extraordinary Securities Report

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On October 29, 2003

1 Reason to File Extraordinary Report

The Company files this document to report the resolution of the board meeting held on October 29, 2003 to issue European Convertible Bonds due 2011 which are to be offered in foreign market (mainly in Europe, outside the United States).

2 Details of the Issue

(1)	The offering	Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)
(2)	Issue price and offer price	Issue price and offer price for the bonds are to be settled by the board meeting held in the future. Issue price of the stock acquisition rights is 0 yen. Underwriting price will be equal to the issue price. The difference between the offer price and the issue price will be retained by the underwriters.
(3)	Aggregate issue price	Total amount of issue price of each bond that will be settled by the board meeting held in the future.
(4)	Total amount of face value	35,000 million yen (planned amount)
(5)	Coupon	0%
(6)	Maturity date	March 31, 2011 (London time)
(7)	Shares to be acquired upon exercise of stock acquisition rights	The number of shares to be issued, which is not more than the number dividing aggregate issue price by the conversion price, will be settled by the board meeting held in the future according to the article (9) below.
(8)	Total number of stock acquisition rights	17,500 (planned number)
(9)	Amount to be paid upon exercise of stock acquisition rights	The amount to be paid upon exercise of stock acquisition rights is equal to the issue price. The conversion price, the price at which shares shall be acquired upon exercise of stock acquisition rights, will be settled by the board meeting held in the future. The conversion price will be subject to adjustment in certain events like issue of other stock acquisition rights.
(10)	Exercise period of the stock acquisition rights	From December 1, 2003 to March 17, 2011.
(11)	Conditions of exercise of stock acquisition rights	No stock acquisition rights may be exercised in part only.
(12)	Amount to be capitalized as common stock upon exercise of the stock acquisition rights	Issue price of stock upon exercise of stock acquisition rights multiplied by 0.5 will be capitalized as common stock.
(13)	Payment for the acquisition of shares	The principal of the bonds is regarded as the payment for the exercise of the stock acquisition rights.
(14)	Issue and offering	Underwriters offer total amount of the Bonds in aggregate while each underwriter offer its amount in the foreign market (mainly in Europe, outside the United States).
(15)	Underwriters	UBS Investment Bank (Lead manager) and Tokyo-Mitsubishi International plc (Co-manager)
(16)	Offering areas	Foreign markets (mainly in Europe, outside the United States)
(17)	Use of proceeds	The net proceeds from the issue of the Bonds will be applied towards working capital of the Company mainly for funding of margin loans to customers. The Company will not use the net proceeds towards funding for financing operations, other than to

		support margin loans. The cost of issue is expected to be around 70 million yen while the total amount of issue will be settled by the board meeting held in the future.
(18)	Closing date	November 17, 2003(London time)
(19)	Listing exchange	The Company may list the bonds on London Stock Exchange.
(20)	Others	The 88,227,629 common stocks of the Company amount to 11,414,413,595 yen.

The original Report include the Minute of the Board Meeting held on October 29, 2003 as an attachment, which is omitted from this summary translation.

04 JAN 28 AM 7:21

File No. 82-5215

(Summary translation)

Amendment Report to the Extraordinary Securities Report

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On October 30, 2003

(The Company filed another Amendment Report to the Extraordinary Securities Report dated October 29, 2003 on October 30, 2003 to disclose Offering Circular filed with the London Stock Exchange and its Japanese summary translation. As the Company files Offering Circular to US-SEC, it omits translation of this second Amendment Report.)

1 Reason to File Extraordinary Report

The Company files this document to report the resolution of the board meeting held on October 29, 2003 settling pending details in the resolution of the previous board meeting held on the same day to issue European Convertible Bonds due 2011 which are to be offered in foreign market (mainly in Europe, outside the United States).

2 Additionally Settled Details of the Issue

(2)	Issue price and offer price	Issue price and offer price for the bonds are to be settled by the board meeting held in the future. →Issue price is 100.0% and offer price is 102.5%.
(3)	Aggregate issue price	Total amount of issue price of each bond that will be settled by the board meeting held in the future. →Aggregate issue price is 40,000 million yen.
(4)	Total amount of face value	35,000 million yen (planned amount) →Total amount of face value is 40,000 million yen.
(7)	Shares to be acquired upon exercise of stock acquisition rights	The number of shares to be issued, which is not more than the number dividing total amount of issue price by the conversion price, will be settled by the board meeting held in the future according to the article (9) below. →The number of shares to be issued, which is not more than the number dividing aggregate issue price by the conversion price, is not more than 10,230,179 shares initially.
(8)	Total number of stock acquisition rights	17,500 (planned number) →20,000
(9)	Amount to be paid upon exercise of stock acquisition rights	The conversion price, the price at which shares shall be acquired upon exercise of stock acquisition rights, will be settled by the board meeting held in the future. →The conversion price, the price at which shares shall be acquired upon exercise of stock acquisition rights, is 3,910 yen.
(17)	Use of proceeds	The cost of issue is expected to be around 70 million yen while the total amount of issue will be settled by the board meeting held in the future. →The cost of issue is expected to be around 70 million yen while the total amount of issue is 40,000 million yen. The proceeds from issue will be around 39,930 million yen.

The original Report include the Minute of the Board Meeting held on October 29, 2003 as an attachment, which is omitted from this summary translation.

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In December 2003

(From December 1, 2003 through December 31, 2003)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On January 7, 2004

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of December 31, 2003

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month	–		–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	–		–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of December 31, 2003

	Number of shares
Total shares outstanding	88,723,675
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

松井証券

Matsui Securities Co., Ltd.

(A joint stock company incorporated with limited liability under the Commercial Code of Japan)

¥40,000,000,000

Zero Coupon Convertible Bonds due 2011

Offer Price 102.5%

The ¥40,000,000,000 Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, or *shinkabu yoyakuken-tsuki shasai*) (the "Bonds"), which term shall, unless the context requires otherwise, include stock acquisition rights incorporated in the Bonds of Matsui Securities Co., Ltd. (the "Company") will be issued in the denomination of ¥2,000,000 each with a stock acquisition right (*shinkabu yoyakuken*) (the "Stock Acquisition Right") exercisable on and after 1 December 2003 up to, and including, 17 March 2011, unless the Bonds are previously redeemed or purchased and cancelled and the Stock Acquisition Rights were waived, and entitling the bearer to acquire fully-paid and non-assessable shares of common stock of the Company (the "Shares") at an initial Conversion Price (as defined in the terms and conditions of the Bonds (the "Conditions")) of ¥3,910 per Share, subject to adjustment in certain events as set out herein. The closing price (as defined in the Conditions) of the Shares on the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange") on 30 October 2003, was ¥2,665 per Share.

On or after 17 November 2005, the Bonds may be redeemed in whole but not in part at 100% of their principal amount at the option of the Company as set out herein, provided that no redemption may be made unless the closing price of the Shares for each of 30 consecutive trading days (as defined in the Conditions), the last of which occurs not more than 15 days prior to the date upon which the notice of redemption is first published, is at least 130% of the Conversion Price then in effect. The Bonds may also be redeemed at 100% of their principal amount at the option of the relevant holder of the Bonds on 30 March 2007, as set out herein.

Payments of principal and any other amount in respect of the Bonds will be made without withholding or deduction for or on account of Japanese taxes to the extent set out herein.

See "Investment considerations" for a discussion of certain factors that should be considered in connection with an investment in the Bonds.

A copy of these listing particulars has been delivered to the Registrar of Companies in England and Wales as required by Section 83 of the Financial Services and Markets Act 2000 (the "FSMA").

Application has been made to the Financial Services Authority in its capacity as competent authority under the FSMA (the "UK Listing Authority") for the Bonds to be admitted to the official list of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on such stock exchange.

The Bonds will initially be represented by a temporary global bond (the "Temporary Global Bond") which is expected to be deposited on or about 17 November 2003 with a common depositary for Euroclear Bank S.A./N.V., as operator of Euroclear System ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). The Temporary Global Bond will be exchangeable for interests in a permanent global bond ("Permanent Global Bond") on or after a date which is expected to be 29 December 2003, against certification of non-US beneficial ownership. The Permanent Global Bond will be exchangeable for definitive Bonds in bearer form in the limited circumstances set out therein. See "Summary of provisions relating to the Bonds while in global form".

Sole Lead Manager and Sole Bookrunner

UBS Investment Bank

Co-Manager

Tokyo-Mitsubishi International plc

This Offering Circular comprises listing particulars, which includes the F pages, given in compliance with the listing rules made under Section 74 of the FSMA by the UK Listing Authority for the purpose of giving information with regard to the Company, the Company and its consolidated subsidiary (together, the "Group") and the Bonds and the Shares.

The Company accepts responsibility for the information contained in this document. To the best of the knowledge and belief of the Company (the Company having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Company has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules of the UK Listing Authority. The Company believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

No person has been authorized in connection with the issue, offering, subscription or sale of the Bonds to give any information or make any representation other than as contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or either of the Managers. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the Bonds offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. No action has been (or will be) taken to permit a public offering of the Bonds in any jurisdiction where action would be required for that purpose. Accordingly, the Bonds offered hereby may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction. Neither the delivery of this Offering Circular nor any sale or allotment made in connection with the issue of the Bonds shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.

The distribution of this Offering Circular and the offering and sale of the Bonds and the Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Company and the Managers to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of the Bonds and the Shares and distribution of this Offering Circular, see "Subscription and sale".

The Bonds and the Shares delivered upon exercise of the Stock Acquisition Rights have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and the Bonds are subject to US tax law requirements. Subject to certain exceptions, the Bonds and the Shares delivered upon exercise of the Stock Acquisition Rights may not be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("Regulation S")).

For a description of these and certain further restrictions on offers and sales of the Bonds and the Shares delivered upon exercise of the Stock Acquisition Rights, and the distribution of this Offering Circular, see "Subscription and sale".

Certain monetary amounts included in this Offering Circular have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

In connection with this issue, UBS Limited, or any person acting for it may over-allot or effect transactions outside Japan with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on UBS Limited or any agent of it to do this. Such transactions may be effected in respect of the Bonds on the London Stock Exchange or otherwise outside Japan. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

TABLE OF CONTENTS

	provisions relating to the Bonds while in global form".
Listing	Application has been made to the UK Listing Authority for the Bonds to be admitted to the Official List and to the London Stock Exchange for such Bonds to be admitted to trading on the London Stock Exchange's market for listed securities.
Lock-up arrangement	The Subscription Agreement (as defined in "Subscription and sale") provides that during a period beginning on the date of this Offering Circular and ending on the date which is 90 days after the Closing Date, neither the Company nor certain of its shareholders will, without the prior written consent of UBS Limited, (i) directly or indirectly issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Share or any security that constitutes the right to receive Shares or any securities convertible into or exercisable or exchangeable for Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Shares, whether any such swap or transaction described in clauses (i) and (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) any Shares issued by the Company upon the conversion of securities outstanding on the date of, and referred to in, this Offering Circular, (b) the issuance and sale by the Company of the Bonds hereunder or the issuance or transfer of Shares upon exercise of any Stock Acquisition Right, (c) the issuance of Shares by the Company as a result of any stock split, (d) the grant of stock options, stock acquisition rights or warrants to employees and directors of the Company or employees and directors of any of its subsidiaries and affiliates pursuant to its incentive plans, (e) the issuance or transfer of any Shares by the Company upon exercise thereof, (f) the creation of any lien, pledge or other security interest or any preferential arrangement having the practical effect of constituting a security interest over Shares, (g) any conditional sale or any transfer with recourse or with an obligation to repurchase Shares and (h) any leasing or lending of Shares. (See "Subscription and sale".)
Trustee	J.P. Morgan Corporate Trustee Services Limited.
Principal Agent and Replacement Agent	JP Morgan Chase Bank, London Branch.
Agent	J.P. Morgan Bank Luxembourg S.A.
Custodian	JP Morgan Chase Bank, London Branch.
Custodian's Agent in Japan	The Chuo Mitsui Trust and Banking Company, Limited.

Authorized Adviser	UBS Limited.
Use of proceeds	The net proceeds from the issue of the Bonds, which are expected to be ¥39,930 million, will be applied towards working capital of the Company mainly for funding of margin loans to customers. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.
Selling restrictions	The Bonds are being offered and sold outside the United States to non-US persons in reliance on Regulation S. For a description of these and certain further restrictions on the offer and sale of the Bonds and the Shares to be issued upon exercise of the Stock Acquisition Rights, see "Subscription and sale".
Investment considerations	For a discussion of certain factors that should be considered in evaluating an investment in the Bonds, see "Investment considerations".

Principal Terms and Conditions of the Bonds

Issuer	Matsui Securities Co., Ltd.
Maturity date	Unless previously redeemed or purchased and cancelled, and unless the Stock Acquisition Rights incorporated therein have previously been exercised, the Bonds will be redeemed at their principal amount on 31 March 2011.
Coupon	0%.
Conversion Price	¥3,910 per Share, subject to adjustment in certain events. (See Condition 5)
Exercise of Stock Acquisition Rights	Subject to and upon compliance with the provisions of Condition 5, Stock Acquisition Right incorporated in the Bonds may be exercised into fully-paid and non-assessable Shares, at any time during the period from and including 1 December 2003 up to the close of business (at the place where the Stock Acquisition Right is exercised) on 17 March 2011, or (i) if the relevant Bond shall have been called for redemption pursuant to Condition 6.2, 6.3 or 6.4, then up to the close of business (at the place as aforesaid) on the third business day in Tokyo prior to the date fixed for redemption thereof or (ii) if such Bond shall become due and repayable pursuant to Condition 9, then up to the time when such Bond becomes so due and repayable, provided that in no event shall the Stock Acquisition Right be exercised after 17 March 2011. Upon expiration of the above period, all the Stock Acquisition Rights then outstanding will lapse and cease to be exercisable or valid for any purposes. (See Condition 5)
Status	The obligations of the Company in respect of the Bonds constitute direct, unconditional and (subject to the provisions of Condition 2) unsecured obligations, ranking *pari passu* and rateably without any preference among themselves, and, except for the provisions of Condition 2 and with the exception of

	obligations in respect of national and local taxes and for certain other statutory exceptions, equally with all other present and future unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.
Negative pledge	Neither the Company nor any Principal Subsidiary (as defined in Condition 9) incorporated under the laws of Japan will create or permit to be outstanding any pledge, mortgage, charge or other security interest for the benefit of the holders of any Securities (as defined in Condition 2) upon the whole or any part of the property or assets, present or future, of the Company or of any Principal Subsidiary incorporated under the laws of Japan unless the Company's obligations under the Bonds are equally and rateably secured, other than as described in Condition 2.
Early redemption — Redemption at the option of the Company	The Company may, at any time on or after 17 November 2005, on giving not less than 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 12 (which notice shall be irrevocable) redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount, provided that no redemption may be made unless the closing price of the Shares on the Tokyo Stock Exchange for each of 30 consecutive trading days, the last of which occurs not more than 15 days prior to the day upon which the notice of such redemption is first published, is at least 130% of the Conversion Price in effect on each such trading day.
Early Redemption — Redemption for Taxation Reasons	If the Company satisfies the Trustee, immediately prior to giving the notice to Bondholders hereinafter referred to, that as a result of any change in, or amendment to, the laws of Japan, or to the official or judicial interpretation or application of such laws, which change or amendment becomes effective on or after 30 October 2003, the Company would be required to pay any additional amounts in accordance with Condition 7 and the Company is unable to avoid such obligation by taking reasonable measures available to it, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) redeem all, but not some only, of the Bonds then outstanding at their principal amount. See Condition 6.3.
Early redemption — Share Exchange (*kabushiki-kokan/kabushiki-iten*)	In the case of a proposal for the Company to become a wholly-owned subsidiary of another corporation pursuant to Article 352 et seq. or Article 364 et seq. of the Commercial Code (*kabushiki-kokan* or *kabushiki-iten*), the Company shall inform the Trustee and the Bondholders in accordance with Condition 12 of that proposal at the same time as it

gives notice to holders of Shares and, as soon as practicable thereafter, of its proposals in relation to the Bonds (including the Stock Acquisition Rights).

In the case of a resolution being passed at a general meeting of shareholders of the Company for the Company to become a wholly-owned subsidiary of another corporation by exchanging or transferring all its outstanding Shares to another corporation by way of *kabushiki-kokan* or *kabushiki-iten*, the Company shall forthwith give notice to the Trustee and the Bondholders in accordance with Condition 12 (which notice shall be irrevocable) of such event and the anticipated effective date, if it is legally possible under the then applicable Japanese law (taking into account the then official or judicial interpretation or application of such laws) and is practicable, the Company shall use its best endeavours to cause that corporation to execute a trust deed supplemental to the Trust Deed (in a form reasonably satisfactory to the Trustee) and to structure the transaction in a manner which, together with the supplemental trust deed, ensures that the holder of each Bond then outstanding shall have the right (during the Exercise Period (as defined in Condition 5.1.5)) to exercise the Stock Acquisition Right and upon exercise to receive the class and amount of shares, other securities and property receivable upon such *kabushiki-kokan* or *kabushiki-iten* by a holder of the number of Shares in respect of which the Stock Acquisition Right could have been exercised immediately prior to such *kabushiki-kokan* or *kabushiki-iten*. (See Condition 5.3.3)

If despite the Company using its best endeavours, the transaction cannot be structured in the manner contemplated above, the Company may redeem all, but not some only, of the Bonds then outstanding at the percentage of the principal amount of the Bonds specified in Condition 6.4, after giving not less than 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 12 (which notice shall be irrevocable) and on or prior to the effective date of such *kabushiki-kokan* or *kabushiki-iten*.

Early Redemption — Redemption at the option of the Bondholders: The holder of any Bond is entitled, at his option, unless notice of redemption of such Bond by the Company pursuant to Condition 6.2, 6.3 or 6.4 shall have been given in accordance with Condition 12 (which notice shall be irrevocable) on or prior to the date of deposit under Condition 6.5, to require the Company to redeem such Bonds on 30 March 2007 at 100% of their principal amount.

Taxation — Japan: All payments in respect of the Bonds will be made without any deduction for withholding taxes of Japan, except to the extent described under Condition 7.

Cross acceleration	The Bonds are subject to a cross acceleration in respect of indebtedness for borrowed money or any guarantee thereof of the Company or any Principal Subsidiary having an aggregate outstanding principal amount of at least ¥500,000,000 (or its equivalent in any other currency or currencies). (See Condition 9)
Form and denomination	The Bonds are issued in bearer form in the denomination of ¥2,000,000 each.
Governing law	English law.
Jurisdiction	English courts.
International Securities Identification Number ("ISIN")	XS0179678270
Common Code	017967827

Investment considerations

Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following considerations:

CONSIDERATIONS RELATING TO THE COMPANY AND ITS BUSINESS

The Company's past performance may not be indicative of future results

The Company's profitability mainly derives from brokerage commissions from online trades, especially margin trades. The Company's profitability, therefore, heavily depends on the strength of the Japanese financial markets. A decrease in the volume of online trades, which might result in a decrease in the Company's customers or trading amounts per customer, will adversely affect the Company's financial results.

The Company's business strategy is based on the assumption that the online trading market will continue to expand in the future, including the assumption that the customers of traditional brokerage firms who are used to the provision of face to face services, will increasingly use online brokerage. However, there is no guarantee of future growth of the online trading markets and the Company's past history itself is not indicative of future results.

The Company may not be able to contend effectively with extensive competition in the Japanese brokerage industry, which could cause it to lose customers and impede its ability to attract new customers

The market for brokerage services in Japan is rapidly evolving and intensely competitive. At 31 March 2003, there were 56 companies in Japan offering online brokerage services. The Company faces intense competition from other online and discount brokerage firms, such as Monex, Inc., DLJ*direct* SFG Securities Inc., E*TRADE Securities Co., Ltd. and kabu.com Securities Co., Ltd. and established brokerage firms such as Nomura Securities Co., Ltd., Nikko Cordial Securities Inc. and Daiwa Securities Co., Ltd. The pricing and Internet strategies of these competitors continue to evolve.

Some of the Company's competitors have advantages over it, including:

- greater financial, technical, marketing and other resources;
- greater experience in offering online brokerage services, or affiliations with brokerages with such experience;
- better terms of service for their customers, including lower commissions;
- a wider range of services and financial products;
- greater name recognition and larger customer bases;
- more extensive promotional activities; and
- cooperative relationships among themselves or with third parties to enhance services and products.

The Company expects competition to continue to be intense in the future, particularly given:

- deregulation of the Japanese financial industry might allow banks, insurance companies and other institutions greater freedom to compete with securities brokerages;
- substantial consolidation among Japanese financial institutions, which has brought together large commercial banks, insurance companies and securities companies, enabling them to offer a wide range of financial services using their combined resources; and
- the entrance of additional foreign financial services companies into the Japanese market and potential consolidation between Japanese and foreign financial institutions, combining domestic experience and market presence with know-how from overseas markets.

Competition may also increase if the growth in the number of online investors slows. As competition intensifies, the marginal cost of attracting new customers to the Company may rise.

The Company cannot assure that it will be able to compete effectively with current or future competitors.

Because the Company derives its revenues primarily from online trading and has a narrow strategic focus, the Company's profitability is vulnerable to decreased trading activity or decreasing prices on the Japanese securities markets

The Group's principal source of revenue is commissions on executing customer trades. In the year ended 31 March 2003, 70.9% of the Group's operating revenues came from brokerage commissions. It, like other brokerage firms, is affected by economic conditions in Japan, broad trends in business and finance, and fluctuations in trading volume and price levels of securities transactions.

Japanese stock prices declined markedly during the past few fiscal years. The TOPIX stock price index dropped from 1,705.94 at the end of March 2000 to 788.00 at the end of March 2003 and reached a 20-year low of 770.46 on 14 April 2003.

Although the TOPIX has recovered to 1,018.80 as of 30 September 2003, if there is another downturn in the Japanese securities market in the future, the volume of trades the Company executes and hence its commissions revenue could grow at rates lower than anticipated or decline. Because expenses such as salaries, benefits, a portion of the Company's data processing fee for its outsourced IT system and occupancy expenses remain fixed even in times of low trading volume, the Company's operations consequently would be less profitable.

In addition, the Company's core business is its brokerage services and the Company intends to continue focusing mainly on earning online brokerage commissions, in particular by focusing on serving experienced, high-volume investors rather than trying to appeal to the public as a whole. The Company currently does not intend to extend its business operations to a broader variety of services. The combination of limited revenue sources and limited target investors potentially increases exposure to decreased trading levels or decreasing market prices. Some of the Company's competitors that offer a broader range of products and services or target a wider variety of investors may be better able to withstand a market downturn.

The Company's profitability depends significantly on the trading activity of its margin accounts and increased competition in, or stricter regulation of, this area could adversely affect its earnings and future growth

The Company's profitability depends in particular on Netstock margin trades. (See "Business—Brokerage services"). In the year ended 31 March 2003, 74.8% of the aggregate value of the trades it executed were attributable to margin trades. Most of these were executed via Netstock. At 30 September 2003, 30,324, or 28.0% of the Company's Netstock accounts, were Netstock margin accounts. These accounts tend to account for a significant portion of the non-margin trades executed by the Company as well.

The Company's financial condition and operating results thus disproportionately rely on this group of accounts and would likely be adversely affected by any unfavourable change in trading practices on the part of the investors maintaining them. It may also be adversely affected by increased competition from other brokerages in offering margin trading. While traditional brokerages now require much higher account balances for margin trading, they may in the future lower those requirements and begin to compete more directly with the Company in this area. Furthermore, Internet-based competitors may offer lower commissions for margin trading than the Company's. Increased competition in margin trading could make it harder for the Company to differentiate its services and could adversely affect its earnings and growth potential.

In addition, increases in interest rates, more stringent regulatory requirements, or stringent collateral or capital adequacy requirements may reduce the volume or profitability of margin trading. Even those of the Company's competitors that rely on trading commissions for profitability may be better able to withstand these developments if they have a more diversified customer base or rely less on margin trading than the Company.

The Company relies heavily on its computer systems and their failure could cause it to lose customers, to be subject to lawsuits or administrative sanctions or otherwise to be adversely affected

The Company receives almost all of its customers' orders through the Internet, including Internet transmissions sent via mobile phones. In addition, it executes customer trades through a series of computerised processing systems and links to third parties. It therefore depends heavily on the capacity and reliability of the electronic systems supporting its brokerage services in processing transaction and market data at a speed acceptable to its clients.

Heavy use of the Company's systems during peak trading times or at times of unusual market volatility could cause them to operate slowly or even to fail temporarily. While Japan Future Information Technology and Systems Co., Ltd. ("JFITS") and its associated companies, to whom the Company has outsourced the development and maintenance of its systems, regularly upgrades its systems to handle predicted increases in trading volume, there can be no assurance that the Company's predictions have been and will be accurate or that past and future upgrades will be sufficient to handle heavy usage increases. The hardware and software may also be damaged or incapacitated by human error, natural disasters, power loss, sabotage, computer viruses and similar events or the loss of support services from third parties such as telephone carriers and Internet backbone providers.

While the Company's databases are periodically backed up, the backup copies, which are kept by JFITS and its associated companies, are not geographically dispersed, placing the Company at greater risk of service interruption due to regional disasters such as earthquakes and floods compared to competitors who house backup data at more geographically dispersed locales.

If the Company does experience significant systems problems, this may lead customers to:

- close their accounts with the Company;
- file complaints with industry regulatory organisations or government agencies, which may result in investigations or sanctions that interfere with the Company's operations; or
- sue the Company for losses.

Systems difficulties may also lead potential customers to decide not to open accounts with the Company due to doubts about the Company's capability to execute orders.

The security of the Company's customer information and order execution systems may be breached, which may undermine investors' confidence in its systems

The secure transmission of confidential information over the Internet and other public telecommunication networks is a critical element of the Company's operations. The Company relies on commonly used encryption and authentication technology to transmit confidential information in a secure manner. The Company is not aware of any security breaches in the transmission of confidential information or of the execution of any unauthorised orders in connection with its services. However, there can be no assurance that unauthorised or fraudulent orders have not been and will not be executed, that customer information has not been and will not be taken without consent or that the Company's computer system has not been and will not be manipulated by hacking or by any other method of computer manipulation. Any compromise to security could have a material adverse effect on the Company's operations and reputation. In addition, similar breaches of security at other online brokerages or other e-commerce websites could lead consumers to question the reliability and safety of the Internet as a commercial medium. Any such concerns may lead to fewer investors using online brokerages such as the Company and thus could have a material adverse effect on the Company's operation, financial condition and operating results.

The Company's operations would be disrupted if important third-party service providers stop providing services to the Company

The Company relies on third parties to provide services vital to its day-to-day operations. For example:

- JFITS develops and maintains the software for the Company's Netstock trading platform;
- TradeOne Systems Co., Ltd. provides back-office record keeping and data processing services;

- Bellsystem 24 Inc. answers telephone inquiries regarding opening accounts with the Company and mails account application forms to potential customers;
- Trans Cosmos Inc. handles technical support calls from the Company's customers; and
- Quick Corp., Ltd., CSK Corporation and other third parties provide the Company with market and share price information that the Company in turn provides to customers.

If these third parties cease to provide their services, customers may not have access to the information they frequently use in making trades, and the Company may not be able to execute orders or provide technical or customer support to its customers. Any of these consequences may adversely affect the Company's business, financial condition and operating results, particularly if the Company is unable to find another third party to provide similar services on comparable terms and a timely basis or at all. The Company may be similarly affected if there are problems with or interruptions in the services that third parties provide. In addition, third parties may increase the service fees they charge the Company which could adversely affect the Company's financial condition and results of operations.

The Company could suffer material losses if a significant market decline causes the assets of its margin-trading customers to be worth less than the amount they owe

By allowing customers to trade stocks on margin, the Company runs the risk that a decline in stock prices could make the securities held as collateral and the shares bought on margin worth less than what the customers owe it before the Company can sell them. Some shares that the Company allows customers to deposit as collateral may be less liquid than others. Their relative illiquidity enhances the risk that the Company would not be able to recoup the full amount of its margin loans by selling these shares. In addition, the Company itself may need to provide additional collateral if a market decline reduces the value of the collateral previously given to securities finance companies, which lend the Company the funds necessary to provide margin loans. In the year ended 31 March 2003, the Company recorded provisions for specific loan losses of ¥279 million which related to margin trading. Although the Company's margin lending policies are designed to reduce these risks, the Company could incur material losses in the event of a significant market decline or disruption.

The Company faces similar credit risks in extending credit to customers of its NetFx/NetGold online foreign exchange and commodity margin trading service, as fluctuations in currency exchange rates and the market price of commodities could make the currencies or commodities traded and the cash collateral held worth less than what customers owe it.

If the value of margin trades executed through the Company continues to increase, the Company may need to obtain additional capital

Increases in the aggregate principal amount of margin trades the Company extends to its customers decrease its capital adequacy ratio. Regulations established by the Prime Minister's Office provide that an amount equal to 2% of the aggregate margin trading balance shall be treated as counterparty risk. The Company may therefore need additional capital in order to keep its capital adequacy ratio above levels mandated by regulations if the value of margin trades executed through the Company continues to increase. The Company cannot guarantee that it will be able to obtain additional capital on favourable terms, if at all. If it fails to obtain additional capital, it may have to limit margin loans to its customers, which could slow its revenues and earnings growth. In addition, future changes in regulations or in the method of calculating capital adequacy ratios may adversely affect the Company. See "Regulation—Capital adequacy ratio."

The Company is subject to extensive regulation as an online brokerage

The Company, as is the case with other Japanese online brokerage firms, is subject to extensive regulation by Japanese governmental agencies and self-regulatory organisations. The Company must comply with, among others, net capital, customer protection and market conduct requirements. If the Company violates applicable requirements, the regulatory entities that oversee it may exercise their broad powers to censure, fine, issue cease-and-desist orders or suspend or expel from the securities industry the Company, its officers or its employees. In addition to these enforcement powers, these authorities may intervene in the

Company's business through extended investigation and surveillance, adoption of costly or restrictive rules or regulations and judicial or administrative proceedings that may also result in substantial penalties. Furthermore, if the third parties to which the Company outsources parts of its business breach applicable requirements, the Company may also be subject to penalties or otherwise be adversely affected because, for example, it may need to find another entity to which to outsource its operations. In addition, future changes in regulations may adversely affect the Company.

The loss of key executive officers on whom the Company relies could adversely affect its business

The Company's continued success will depend to a significant extent on the efforts and abilities of its senior executive officers, particularly the Company's president, Michio Matsui. This is largely due to the fact that the Company's corporate size is relatively small. In addition, Michio Matsui is regarded not only the leader, but also a feature of the Company. The loss of Michio Matsui or other senior executive officers could have a material adverse effect on the Company's operations, financial condition and operating results.

The percentage of shares owned by the Matsui family will limit investors' ability to influence corporate actions

As of 31 March 2003 (being the latest practical date for obtaining the information), the Company's President, members of his close family and entities that they control own approximately 62.0% of the Company's shares. As a result, the Matsui family has the ability to make fundamental decisions regarding the Company, including the election of directors and selection of statutory auditors, the sale of material assets or businesses, mergers, amendments of its Articles of Incorporation, future issuances of shares or other securities of the Company and the declaration of any dividend payable on the shares. The interests of the Matsui family may differ from the interests of other investors and could result in delaying or preventing corporate transactions, including a change in control over the Company, even if they would benefit other shareholders as a whole.

Employee misconduct may cause the Company to lose money and may harm its reputation

While the Company has taken precautions to ensure that its employees comply with applicable laws and rules, it may not be able to prevent its employees from engaging in fraud, insider trading or other misconduct. Employee misconduct may not only make the Company liable to third parties for any resulting loss, but may also lead to governmental sanctions and tarnish the Company's reputation. Any of these outcomes could have a material adverse effect on the Company's business, financial condition or operating results.

The Company's access to liquidity and capital may be restricted by economic conditions in Japan

The Company relies heavily on borrowings from securities finance companies as its primary source of funds to lend to customers for non-general margin trading. Since sources of funds from securities finance companies cannot apply towards the funding of general margin trading, the Company obtains loans from financial institutions and issues corporate bonds, in addition to sourcing its shareholders' equity. But as general margin trading expands, the Company, which is dependent on the condition of financial markets generally, may not be able to make available appropriate funds for such purpose. Consequently, depending on the cost of financing and coupled with the opportunity cost of lost commission income resulting from restricted general margin trading, the Company's financial condition or operating results may be adversely affected.

The financial condition of the Company as well as the condition of financial markets generally may also affect the Company's ability to prepay loans obtained from financial institutions or redeem corporate bonds. Accordingly, the Company may not be able to engage in the financing activities required by it for refinancing and refunding. This outcome may adversely affect the Company's business, financial condition or operating results.

Unaudited consolidated financial information

Figures included in this Offering Circular as of and for the six months ended 30 September 2003 are taken from the Company's unaudited consolidated financial information as of and for the six months ended 30 September 2003, which is unaudited and included in a summary of semi-annual results (*kessan tanshin*) of the Company published by the Company on 22 October 2003 in Japanese under the guidelines of the stock exchanges in Japan where the Shares are listed. There can be no assurance that such unaudited consolidated financial information will accord in all respects with the audited consolidated financial statements for the period.

The Company is in the process of finalizing the consolidated financial statements as of and for the six months ended 30 September 2003 and may possibly make certain changes in classifications and presentation of its unaudited consolidated financial information. As a result, there may be certain differences between the unaudited consolidated financial information as of and for the six months ended 30 September 2003 and the interim consolidated financial statements to be included in the Semi Annual Securities Report to be filed with the Kanto Local Finance Bureau in Japan, including corrections of any inaccuracy. As of the date of this Offering Circular, the interim consolidated financial statements as of and for the six months ended 30 September 2003 were not available.

INVESTMENT CONSIDERATION RELATING TO THE BONDS AND SHARES

Future sales of shares by existing shareholders could lower the Company's share price

As of 31 March 2003 (being the latest practical date for obtaining the information), approximately 62.0% of the outstanding shares of the Company were held by the President, his close families and entities. The Company believes that it is the President, Michio Matsui's current intention to maintain a majority shareholding in the Company. However, if any member of the Matsui family were to sell substantial amounts of shares in the public markets in the future, then the market price of its shares could fall. In general, all of the outstanding shares will be eligible for resale without restriction on the Tokyo Stock Exchange under Japanese laws and regulations. In connection with this offering, the Company and some of its shareholders, including the President and his wife, have agreed with UBS Limited that during a period beginning on the date of this offering circular and ending on the date which is 90 days after the date of the delivery of Bonds being issued, they will not, without the prior written consent of UBS Limited, (i) directly or indirectly, issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Share or any security that constitutes the right to receive Shares or any securities convertible into or exercisable or exchangeable for Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Shares, whether any such swap or transaction described in clauses (i) and (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) any Shares issued by the Company upon the conversion of security outstanding on the date hereof and referred to in this offering circular, (b) the issuance and sale by the Company of the Bonds hereunder or the issuance of Shares upon conversion thereof, (c) the issuance of Shares by the Company as a result of any stock split, (d) the grant of stock options, stock acquisition rights or warrants to employees and directors of the Company or employees or directors of its subsidiary pursuant to its incentive plans, (e) the issuance of stock options or warrants which will be granted to certain employees and directors of the Company pursuant to its incentive plans and any Shares issued upon exercise thereof, (f) the creation of any lien, pledge or other security interest or any preferential arrangement having the practical effect of constituting a security interest over Shares, (g) any conditional sale or any transfer with recourse or with an obligation to repurchase Shares and (h) any leasing or lending of Shares.

Investors holding less than a unit of shares will have limited rights as shareholders

Pursuant to the Commercial Code of Japan relating to joint stock corporations and other related legislation, the Company's Articles of Incorporation provide that 100 shares of common stock constitute one "unit". The Commercial Code imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than a unit do not have the right to vote, to institute derivative actions or to examine the books and records of the Company. The

transferability of shares of the Company's common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of the Company's shares, see "Description of the shares—Unit share system".

Certain provisions of the Japanese Commercial Code may affect the ability of Bondholders to maintain their conversion rights in the case of share-for-share exchange transactions.

In the event of becoming a wholly-owned subsidiary of another company through a share-for-share exchange (*kabushiki-kokan* or *kabushiki-iten*), the Company is obliged by the Conditions, if legally possible and practicable under the then applicable Japanese law to use its best endeavours to structure the transaction so that Bondholders shall have the right to convert the Bonds into shares of that company. If the Company is unable to structure the transaction in this manner, the Company has the right to redeem the Bonds.

FORWARD-LOOKING STATEMENTS

Many of the statements included in this offering circular contain forward-looking statements and information relating to the Company. The Company has generally identified forward-looking statements by the use of terms such as "may", "might", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or similar words or phrases. The Company bases these statements on its beliefs as well as assumptions it made using information currently available to it. Because these statements reflect the Company's current views concerning future events, these statements necessarily involve risks, uncertainties and assumptions. The Company's actual future performance could differ materially from these forward-looking statements. The Company does not undertake to release the results of any revisions of forward-looking statements to reflect future events or circumstances.

Important factors that could cause actual results to differ materially from the Company's expectations include those risks identified in the foregoing "Investment Considerations" section, as well as other matters not yet known to the Company or not currently considered material by it. The Company cautions investors not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements.

Use of proceeds

The net proceeds of the issue of the Bonds, which are expected to be ¥39,930 million, will be applied towards the working capital of the Company, mainly for funding of margin loans to customers. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

Information concerning the shares

DIVIDENDS

The following table indicates cash dividends on the shares paid by the Company to shareholders of record on the dates indicated:

Record date	Cash dividend per share
31 March 1998	¥10
31 March 1999	5
31 March 2000	5
31 March 2001	3[(1)]
31 March 2002	3.19
31 March 2003	5.04

(1) Except for new shares issued on 11 March 2001, on which a dividend of ¥0.18 per share was paid.

The dividend per share for the above periods has not been adjusted to reflect the stock split (1-to-2) that took effect on 20 November 2000. After adjusting for the stock split, the dividend per share would have been ¥5 for 31 March 1998 and ¥2.5 for 31 March 1999 and 2000.

It is the present intention of the Board of Directors of the Company to continue to pay cash dividends on a regular basis (including, if and to the extent deemed appropriate, interim dividends). Such payments will, however, be subject to the future earnings and financial condition of the Company, approval at the shareholders' meeting (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

CHANGES IN ISSUED SHARE CAPITAL

The Company's authorised share capital consists of 350,000,000 shares. The following table shows the changes in the issued share capital of the Company during the past 10 years:

Date	Type of issue	Number of shares issued	Total number of shares outstanding
16 February 1995	allotment to third parties	160,000	4,656,800
20 May 1997	stock split (1-to-1.3)	1,397,040	6,053,840
20 November 2000	stock split (1-to-2)	6,053,840	12,107,680
11 March 2001	allotment to shareholders (1-to-2)	24,201,360	36,309,040
5 June 2001	allotment to shareholders (1-to-1)	36,302,040	72,611,080
1 August 2001	issuance of new shares	15,000,000	87,611,080
From 1 April 2002 to 30 September 2003	exercise of stock option	612,598	88,223,678

JAPANESE STOCK MARKET AND RANGE OF PRICE OF SHARES

The Tokyo Stock Exchange is the principal Japanese stock exchange. One of the most widely followed price indices on the Tokyo Stock Exchange is the Nikkei Stock Average, an index of 225 selected stocks traded on the First Section of the Tokyo Stock Exchange. In addition, the Tokyo Stock Exchange publishes the Tokyo Stock Price Index ("TOPIX"), an index of the market value of all stocks traded on its First Section.

The Company's shares are listed on the First Section of the Tokyo Stock Exchange.

The following table shows, for the periods indicated, the high and low reported sale prices of the Shares on the Tokyo Stock Exchange, and the highs and lows of the daily closing Nikkei Stock Average and of the TOPIX:

		Price per Share		Nikkei Stock Average		TOPIX	
Calendar Year		High	Low	High	Low	High	Low
1998		—	—	¥17,264.34	¥12,879.97	1,300.30	980.11
1999		—	—	18,934.34	13,232.74	1,722.20	1,048.33
2000		—	—	20,833.21	13,423.21	1,754.78	1,255.16
2001(1)		¥1,989	¥1,530	14,529.41	9,504.41	1,440.97	988.98
2002							
	1st quarter	1,889	1,456	11,919.30	9,420.85	1,125.43	922.51
	2nd quarter	1,777	1,503	11,979.85	10,074.56	1,139.43	984.28
	3rd quarter	1,566	827	10,960.25	9,075.09	1,050.14	886.39
	4th quarter	939	690	9,215.56	8,303.39	903.37	815.74
2003							
	January	907	750	8,790.92	8,316.81	865.43	821.18
	February	1,028	887	8,701.92	8,356.81	861.70	818.38
	March	977	845	8,490.40	7,862.43	831.43	770.62
	April	941	724	8,249.98	7,607.88	810.58	773.10
	May	795	764	8,424.51	7,863.29	837.70	799.31
	June	1,225	816	9,137.14	8,547.17	904.32	846.55
	July	1,690	1,300	9,990.95	9,278.49	979.38	916.26
	August	1,632	1,316	10,362.69	9,265.56	1,009.58	915.91
	September	1,788	1,628	11,033.32	10,219.05	1,075.73	1,010.82

(1) Shares of the Company were first listed in August 2001.

On 30 October 2003, the reported closing price of the Shares on the Tokyo Stock Exchange was 2,665 per Share, and the closing Nikkei Stock Average and the closing TOPIX were 10,695.56 and 1,053.85 respectively.

PRINCIPAL SHAREHOLDERS

The ten largest holders of the Shares appearing on the Company's register of shareholders as of 30 September 2003 (being the latest practical date for obtaining the information) and the number and percentage of Shares held by each of them, were as follows:

	(As of 30 September 2003)	
Name	Number of Shares held (thousands)	Percentage of total issued Shares %
Chizuko Matsui	25,233	28.60
Michio Matsui	12,216	13.85
Shokosha Ltd.	8,130	9.22
Japan Trustee Services Bank, Ltd. (Trust Account)	4,296	4.87
Maruroku Ltd.	3,564	4.04
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,502	3.97
Michitaro Matsui	1,463	1.66
Chiaki Matsui	1,463	1.66
Yuma Matsui	1,463	1.66
UFJ Trust Bank Limited (Trust Account A)	1,345	1.53
Total	62,678	71.04

As at the date of this Offering Circular, there was no change in the information provided as far as the Company is aware.

As of 27 October 2003 (being the latest practical date for obtaining the information and as far as the Company is aware there has been no change since this date), the Directors and Corporate Auditors of the Company together owned 12,624,088 Shares which constituted 14.3% of the Shares then in issue.

The ownership and distribution of the Shares by category of shareholders of record as of 31 March 2003 (being the latest practical date for obtaining the information) were as follows:

	Number of shareholders (hundreds)	Number of Shares held (hundreds)	Percentage of total issued Shares %
Japanese financial institutions	49	187,473	21.29
Japanese securities companies	12	1,729	0.20
Other Japanese corporations	98	120,618	13.70
Foreign corporations and individuals	72	49,169	5.58
Japanese individuals and others	13,579	521,468	59.23
Total	13,810	880,457	100.00

In addition, as at the same date, there were 5,599 Shares in aggregate which did not constitute one unit of Shares. See "Description of the shares—Unit share system".

Capitalization

The following table shows the Group's short-term and long-term borrowings and capitalization as of 30 September 2003, which have been extracted without material adjustment from the Company's unaudited consolidated interim financial information, and as adjusted to give effect to the issue of the Bonds.

	As of 30 September 2003 Actual (¥ millions)	As Adjusted (¥ millions)
Total short-term borrowings (including current portion of long-term borrowings)	¥22,931	¥22,931
Total long-term borrowings	13,620	53,620
Shareholders' equity		
Common stock		
Authorised: 350,000,000 shares		
Issued and outstanding: 88,223,678	11,414	11,414
Additional paid-in capital	9,264	9,264
Retained earnings	13,580	13,580
Unrealised gain on investment securities, net of taxes	15	15
Less: treasury stock, at cost	(4)	(4)
Total shareholders' equity[(1)(2)]	34,269	34,269
Total capitalisation	¥70,820	¥110,820

(1) *As of 30 September 2003, of short-term borrowings: ¥354 million (including ¥4 million of long-term debt due within one year) were secured; ¥22,577 million were unsecured; and none of which were guaranteed.*

(2) *As of 30 September 2003, ¥13,620 million of long-term borrowings due after one year was unsecured.*

(3) *All of the issued Shares are fully-paid and non-assessable.*

(4) *As of 30 September 2003, the Company owned 3,427 Shares as treasury stock, amounting to ¥4 million at cost.*

(5) *On 17 October 2003, the Company issued ¥10 billion aggregate principal amount of senior bonds.*

(6) *Save as described above, there has been no material change in the consolidated capitalization, indebtedness, contingent liabilities and guarantees of the Group since 30 September 2003.*

Selected consolidated financial information and other data

The selected consolidated financial data as of 31 March 2002 and 31 March 2003 and for the years ended 31 March 2001, 2002 and 2003 are derived from the Company's audited consolidated financial statements and have been extracted without material adjustment. The following selected consolidated financial information should be read in conjunction with "Recent business and outlook" and the financial statements and notes thereto included elsewhere in this Offering Circular. Other data presented in the following table are derived from internal unaudited records of the Company.

The Group prepares its financial statements in accordance with Japanese GAAP. Japanese GAAP differs in certain respects from International Financial Reporting Standards ("IFRS"). See "Summary of significant differences between Japanese GAAP and IFRS".

	For the year ended 31 March			For the six months ended 30 September	
	2001	2002	2003	2002	2003
				(unaudited)	
	(in millions of yen except per share data)				
INCOME STATEMENT DATA					
Revenue:					
Commissions	¥6,677	¥10,215	¥10,240	¥5,365	¥8,286
Interest and dividend income	1,321	2,549	3,224	1,620	1,788
Net gain (loss) on trading	75	22	(39)	(8)	0
Total revenue	8,073	12,785	13,425	6,977	10,074
Operating expenses:					
Selling, general and administrative expenses	4,419	7,067	8,612	4,748	4,495
Interest expense	640	1,350	1,274	574	588
Total operating expenses	5,059	8,417	9,886	5,322	5,084
Operating income	3,014	4,368	3,540	1,656	4,990
Other income (expenses), net	(50)	(774)	(855)	(630)	(337)
Income before income taxes	2,963	3,595	2,684	1,026	4,654
Income taxes	1,414	1,725	1,200	438	2,146
Net income	¥1,549	¥1,870	¥1,485	¥588	¥2,507
Net income per share[1]	¥114.77	¥24.56	¥16.94	¥6.71	¥28.46

(1) Based on 13,497 thousand shares for the year ended 31 March 2001, 76,131 thousand shares for the year ended 31 March 2002, 87,673 thousand shares for the year ended 31 March 2003, 87,611 thousand shares for the six months ended 30 September 2002 and 88,113 thousand shares for the six months ended 30 September 2003, each of which were the average number of shares outstanding during the fiscal period but assuming that any stock splits occurred at the beginning of the relevant fiscal period.

	As of 31 March		As of 30 September
	2002	2003	2003
			(unaudited)
	(in millions of yen)		
BALANCE SHEET DATA			
Cash in hand and at banks	¥7,472	¥4,989	¥12,248
Deposits and segregated cash	83,200	77,801	140,701
Receivables related to margin transactions	89,526	78,343	180,525
Total assets	187,606	169,904	344,407
Borrowings and installment purchase obligation	1,554	7,821	36,551
Payables to customers	86,761	82,706	144,905
Shareholders' equity	31,124	32,033	34,269

	As of 31 March		As of 30 September
	2002	2003	2003
OTHER DATA (unaudited)			
Total accounts	77,609	92,087	108,311
Netstock accounts	74,106	92,087	108,311
Netstock margin accounts	20,919	25,150	30,324
Total customer assets (¥ billions)	432	380	641

Recent business and outlook

The following discussion and results of operations of the Group should be read in conjunction with the Company's consolidated financial statements and the related notes included elsewhere in this Offering Circular. The financial statements are prepared in accordance with Japanese GAAP. Japanese GAAP differs in certain material respects from IFRS. See "Summary of significant differences between Japanese GAAP and IFRS".

OVERVIEW

The Company is an online brokerage in Japan. The Company currently executes trades of shares listed on the Tokyo Stock Exchange, Osaka Securities Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange, shares registered for trading on the Japanese OTC market and Nikkei 225 Stock Index Options. It also allows customers to trade on margin shares listed on the Tokyo Stock Exchange, Osaka Securities Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and registered on the Japanese OTC market. In addition to its brokerage activities, the Company operates a number of other businesses including online foreign exchange and commodity margin trading and an underwriting and distribution business.

The Company has transformed from primarily a telephone brokerage operating in an industry with regulated retail commissions to an online brokerage operating in a fully liberalized commission rate environment. For example, as at 31 March 1999, the Company had 26,756 customer accounts, of which 3,243 were Netstock accounts but as at 31 March 2003, the Company had 92,087 accounts, all of which were Netstock accounts.

Margin trading is an important element of the Company's brokerage business. Margin trading generates, in addition to brokerage fees, interest revenue on the margin loans the Company extends to its customers. Customers' margin loans are funded from (i) the Company's capital; (ii) borrowings from financial institutions (including Japan Securities Finance Co., Ltd.); and (iii) the issuance by the Company of corporate bonds. The Company's net interest margin is calculated by deducting the cost of funding from interest income received by the Company. In the year ended 31 March 2003, 74.8% of the aggregate value of the trades it executed for customers were attributable to margin trades, up from 64.5% in the year ended 31 March 2002. The Company believes this resulted from a decline in cash transactions due to weak market conditions. The aggregate principal amount of margin loans outstanding as of 31 March 2003 was ¥72,777 million, down from ¥84,201 million as of 31 March 2002. 25,150 Netstock accounts, or 27.3% of all Netstock accounts, were authorised for margin trading as of 31 March 2003, up from 20,919 as of 31 March 2002.

In July 2003, the Company launched a new form of margin trading, general margin trading. Contrary to non-general margin trading, the terms and conditions of general margin trading, such as the due date and interest rate, are freely established between the broker and the customer. General margin trading allows for a virtually unlimited repayment period. The Company believes that long-term margin holding will attract new customers, such as REIT investors. General margin trading will also increase the number of stocks traded for customers of the Company, including newly listed stocks which can be traded from their date of listing. The Company believes that the improvement in trading flexibility associated with general margin trading will lead to growth in its margin trading value and its outstanding value of shares on margin, resulting in an increase in the Company's interest income. Coupled with this initiative, the Company introduced a new commission structure in April 2003 to further improve the competitiveness of its commissions.

Commissions constitute by far the largest source of revenue for the Group. During the year ended 31 March 2003, 76.3% of total revenues were commissions, almost all of which were brokerage commissions.

Interest and dividend income is the other significant source of revenue for the Group. During the year ended 31 March 2003, 24.0% of all revenues consisted of interest and dividend income. This mainly consisted of interest on margin loans to customers.

Interest expense is equivalent to 9.5% of revenues in the year ended 31 March 2003.

Selling, general and administrative expenses are equivalent to 64.1% of revenues in the year ended 31 March 2003. Principal elements include data processing and office supplies expenses, employees' compensation and benefits expenses, transaction related expenses and depreciation expenses.

Until 31 March 2002, the Group had a non-contributory defined benefit funded pension plan and a severance indemnity plan converting all employees who meet eligibility requirements of the Group's retirement regulations. On 31 March 2002, the Group abolished its retirement benefit regulations for employees and liquidated the non-contributory defined benefit pension plan and the severance indemnity plan. Until 31 July 2002, the Group had participated in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been charged to income when paid. On 31 July 2002, the Group withdrew from this multi-employer welfare pension plan. (See "Notes to the consolidated financial statements—Note 2(11) severance indemnity benefits and pension plans".) In April 2002, the Group introduced a new retirement plan applicable to all employees. Under the new plan, the Group's employees receive their retirement remuneration as a portion of their salary, extinguishing the need for the Group to incur large one-off retirement remuneration expenses or to contribute to a pension fund for each employee. In order to introduce the new plan, all the Group's employees were laid off on 31 March 2002 and were employed on the same terms under the new plan the following day.

RESULTS OF OPERATIONS

The following table sets forth statement of income data for the periods indicated as a percentage of total revenues:

	For the year ended 31 March			For the six months ended (unaudited)	
	2001	2002	2003	2002	2003
INCOME STATEMENT DATA					
Revenue:					
Commissions	82.7%	79.9%	76.3%	76.9%	82.3%
Interest and dividend income	16.4	19.9	24.0	23.2	17.7
Net gain (loss) on trading	0.9	0.2	(0.3)	(0.1)	0.0
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:					
Selling, general and administrative expenses	54.7	55.3	64.1	68.1	44.6
Interest expense	7.9	10.5	9.5	8.2	5.9
Total operating expenses	62.6	65.8	73.6	76.3	50.5
Operating income	37.4	34.2	26.4	23.7	49.5
Other income (expenses), net	(0.7)	(6.1)	(6.4)	(9.0)	(3.3)
Income before income taxes	36.7	28.1	20.0	14.7	46.2
Income taxes	17.5	13.5	8.9	6.3	21.3
Net income	19.2%	14.6%	11.1%	8.4%	24.9%

Comparison of the six months ended 30 September 2003 with the six months ended 30 September 2002

The figures as of and for the six months ended 30 September 2003 are taken from the *kessan tanshin*. See "Investment considerations—Unaudited consolidated financial information".

In the first six months following 31 March 2003, the stock market showed improvement both in respect of share prices and, particularly, trading volumes with the Nikkei 225 Index regaining some of its prior level and exceeding ¥11,000 in September. In such an environment, online retail investors have become active again and the ratio of online trading using one of the six major online trading companies, including the

Company, to the trading value of retail investors in general increased to 51% compared to 39% in the same six month period in the previous year.

In the six months ended 30 September 2003, total revenue increased by 44.4% to ¥10,074 million as compared to the corresponding period in the previous year. The increase in total revenue is mainly attributable to an increase in commission revenue. Commission revenue in the six months ended 30 September 2003 increased by 54.4% to ¥8,286 million from the corresponding period in the previous year, due mainly to an increase in brokerage commissions on executing customers' stock trade.

In the six months ended 30 September 2003, the Group's sales and general administration expenses ("SGA expenses") decreased by 5.3% to ¥4,495 million as compared to the six months ended 30 September 2002. The decrease was mainly attributable to a decrease in depreciation and amortization expenses.

Interest and dividend income in the six months ended 30 September 2003 amounted to ¥1,788 million and interest expenses were ¥588 million, resulting in net interest income of ¥1,199 million (an increase of 14.6% as compared to the six months ended 30 September 2002).

Due to the factors discussed above, operating income in the six months ended 30 September 2003 increased by 201.4% to ¥4,990 million. After deducting other income (expenses), net amounting to ¥337 million and income taxes amounting to ¥2,146 million, net income in the six months ended 30 September 2003 scored at ¥2,507 million, a increase of 326.6% from the corresponding period in the previous year.

Comparison of the year ended 31 March 2003 with the year ended 31 March 2002

In the year ended 31 March 2003, the stock market continued to decline, reflected in the sinking of the Nikkei 225 index to below ¥8,000 for the first time in 20 years and later reaching its lowest level since the end of the "bubble period". In such an environment, retail investors who comprise the Company's primary customer base, were generally less active and, but for the temporary effect of heavy cross trading conducted prior to the implementation of the new securities taxation scheme (commencing in January 2003), trading value by retail investors remained low. On the other hand, online stock trading continued to expand, and in the second half of the year ended 31 March 2003, the ratio of online trading to the trading value of retail investors reached 55%. However, in the year ended 31 March 2003, the value of stocks held by retail investors substantially decreased from ¥64 trillion (at 31 March 2002) to ¥52 trillion (at 31 March 2003) and some retail investors ceased trading stocks, leading to extremely fierce competition by securities companies on commission rates and services to attract retail investors.

Notwithstanding such market conditions, in the year ended 31 March 2003, the Group's total operating revenues increased by 5.0% to ¥13,425 million as compared to the previous financial year. In the year ended 31 March 2003, commissions received by the Group increased by 0.2% to ¥10,240 million, comprised of brokerage commissions which remained stable at ¥9,516 million, underwriting and distribution commissions of ¥27 million, handling fees for subscription and distribution of ¥16 million (a 89.6% reduction as compared to the previous financial year in which the Group received large commissions for the distribution of the Company's stocks) and other commissions of ¥680 million. Other commissions received by the Group in the year ended 31 March 2003 increased by 32.3% and included commissions of ¥291 million from NetFx/NetGold trades which increased 67.9% as compared to the previous financial year.

In the year ended 31 March 2003, however, operating income decreased by 19.0% to ¥3,540 million and net income decreased by 20.6% to ¥1,485 million as compared to the previous financial year. Such reductions in operating income and net income were primarily attributable to a 21.9% increase in SGA expenses caused by increased data processing fees resulting from the outsourcing of the Company's new IT system. Further, during the year ended 31 March 2002, the Group reduced the estimated useful lives for certain software expected to be abandoned as a result of implementation of the new front-office and back-office systems. Consequently, ¥787 million and ¥495 million of amortization costs were additionally recorded in the years ended 31 March 2002 and 2003, respectively.

The Group is, to a limited extent, engaged in trading stocks and other financial instruments on its own account, such activity resulting in a loss of ¥39 million in the year ended 31 March 2003.

Interest and dividend income amounted to ¥3,224 million and interest expenses were ¥1,274 million, resulting in net interest income of ¥1,950 million (an increase of 62.7% as compared to the previous financial year).

In the year ended 31 March 2003, the Group incurred other income (expenses), that resulted in a net loss of ¥855 million in total, due primarily to a special payment of ¥364 million made by the Group in respect of its withdrawal on 31 July 2002 from the pension fund of the Securities Companies' Welfare Pension Fund, a one-time posting of retirement benefits due to the Group's Directors and Corporate Auditors of ¥291 million and provision for statutory reserves for securities transactions of ¥265 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group's principal liquidity and capital needs have been for general working capital, including capital needed for its margin trading operations, and operating and expanding its Netstock system.

The Group finances its operations and meets its capital expenditure and working capital requirements primarily using cash from operating and financing activities. Such financing activities include issuance of bonds of ¥10 billion aggregate principal amount each by the Company on both 15 August 2003 and 17 October 2003.

Comparison of the six months ended 30 September 2003 with the six months ended 30 September 2002

As of 30 September 2003, the Group had cash and cash equivalents of ¥12,248 million, as compared to ¥2,883 million as of 30 September 2002.

Net cash used in operating activities was ¥20,338 million in the six months ended 30 September 2003, a 622.0% increase compared to the net cash used of ¥2,817 million in the six months ended 30 September 2002. In the six months ended 30 September 2003, net cash used in operating activities was primarily attributable to a negative net change in margin transaction accounts.

Net cash used in investing activities was ¥657 million in the six months ended 30 September 2003, a 62.5% decrease as compared to net cash used in investing activities of ¥1,752 million in the six months ended 30 September 2002. In the six months ended 30 September 2003, net cash used in investing activities related principally to payments for the purchase of intangible assets.

Net cash provided by financing activities during the six months ended 30 September 2003 was ¥28,254 million, as compared to net cash used in financing activities of ¥20 million in the six months ended 30 September 2002. In the six months ended 30 September 2003, net cash provided by financing activities was primarily attributable to a net increase in short-term borrowings and proceeds from issuance of ¥10 billion bonds on 15 August 2003.

Comparison of the year ended 31 March 2003 with the year ended 31 March 2002

As of 31 March 2003, the Group had cash and cash equivalents of ¥4,989 million, as compared to ¥7,472 million as of 31 March 2002.

Net cash used in operating activities was ¥6,236 million in the year ended 31 March 2003, a 48.9% decrease compared to the net cash used in operating activities of ¥12,211 million in the year ended 31 March 2002. In the year ended 31 March 2003, the decrease in net cash used in operating activities was primarily attributable to a negative net change in margin transaction accounts of ¥8,175 million.

Net cash used in investing activities was ¥2,280 million in the year ended 31 March 2003, as compared to net cash used in investing activities of ¥1,667 million in the year ended 31 March 2002. In the year ended 31 March 2003 and the year ended 31 March 2002, cash used in investing activities related principally to payments for purchases of intangible assets of ¥2,100 million and ¥1,056 million, respectively.

Net cash provided by financing activities during the year ended 31 March 2003 was ¥6,034 million, as compared to net cash provided by financing activities of ¥18,543 million in the year ended 31 March 2002. In the year ended 31 March 2003, cash provided by financing activities resulted primarily from a net change in short-term borrowings of ¥6,000 million. In the year ended 31 March 2002, cash provided

by financing activities increased significantly due to the issuance by the Company of new shares resulting in net proceeds of ¥19,324 million.

CAPITAL ADEQUACY REQUIREMENTS

The Company is subject to capital adequacy regulations designed to ensure the financial health of securities brokerages. These regulations require the Company to maintain a minimum ratio of capital to quantified business risks. See "Regulation—Capital adequacy ratio". As of 30 September 2003, the Company's ratio based on amounts calculated after tax adjustments was 541.0%, above the required minimum ratio of 120%.

The Japanese securities industry

OVERVIEW

Japan has one of the largest securities markets in the world. At 31 March 2003, notwithstanding that it was near its 20-year low, the Tokyo Stock Exchange had an aggregate market capitalisation of ¥232.9 trillion (approximately US$2 trillion), compared to US$9.2 trillion for the New York Stock Exchange.

The Japanese market has been experiencing a process of ongoing deregulation over the past several years. Brokerage commissions for retail trades were fully deregulated as of 1 October 1999, which intensified competition in the industry as brokerages such as the Company began offering online brokerage services at prices considerably lower than those that prevailed before deregulation. Regulatory barriers separating the brokerage, insurance and banking industries have been lowered, spurring banks, securities and insurance companies to consolidate or to begin offering financial services that they could not previously offer.

The Nikkei Stock Average reached a high for the 1990s of ¥38,951 on 4 January 1990. Following the bursting of Japan's "bubble" economy later that year, the index generally declined throughout the 1990s, reaching a low during the decade of ¥12,788 on 9 October 1998. The index has suffered further declines in the 2000s along with other major stock markets, reaching a 20-year low of 7603.76 on 28 April 2003. The closing value on 30 September 2003 was ¥10,219.05.

RETAIL INVESTING IN JAPAN

Participation in the Japanese securities markets by individual investors has been lower than in some other industrialised nations. During the past fiscal year, trading by individual investors based on quarterly figures for trading value ranged from 10% to 20% of total trading on the TSE.

Compared to their US counterparts, Japanese investors have historically tended to keep more of their assets in cash and deposits rather than securities. According to the Bank of Japan, at the end of 2002, approximately 8.2% of the ¥1,396 trillion in financial assets owned by Japanese households was held in the form of stocks, other equities or investment trusts, as compared to approximately 56.0% held in cash and deposit accounts maintained by banks or the state-run postal-savings system. By contrast, according to the US Federal Reserve Bank, at the end of 2002, US households held approximately 43.2% of their US$29.9 trillion in financial assets in the form of stocks, other equities or mutual funds, as compared to approximately 13.4% in cash and deposits.

Below are tables, based on statistics released by the Tokyo Stock Exchange, showing the average daily volume and value of shares traded on the Tokyo Stock Exchange both overall and by individual investors, as well as the proportion by both volume and value of overall trading attributable to individual investors:

	Overall trading on the TSE		Trading on the TSE by individual investors[1]			
For the 3 months ended	Avg. number of shares traded per business day (millions)	Avg. value of shares traded per business day (millions of yen)	Avg. number of shares traded per business day (millions)	As a percentage of TSE overall	Avg. value of shares traded per business day (millions of yen)	As a percentage of TSE overall
March 2000	791.5	¥1,350,657	303.7	19.2%	¥484,438	18.0%
June 2000	750.5	1,042,509	296.0	19.7	289,796	13.9
September 2000	654.4	867,504	238.2	18.2	217,393	12.6
December 2000	614.8	757,817	214.0	17.4	167,641	11.1
March 2001	781.6	859,208	257.3	16.5	175,737	10.2
June 2001	917.9	907,953	382.9	20.9	223,331	12.3
September 2001	764.7	750,061	273.2	17.9	149,890	10.0
December 2001	852.2	774,538	342.7	20.1	165,663	10.7
March 2002	913.5	855,534	360.7	19.7	189,955	11.1
June 2002	907.1	885,845	381.9	21.0	232,211	13.1
September 2002	813.4	739,848	286.9	17.6	165,002	11.2
December 2002	837.0	668,724	389.4	23.3	212,588	15.9
March 2003	967.4	657,780	431.0	22.3	153,872	11.7
June 2003	1,289.7	793,853	662.5	25.7	228,651	14.4
For the month ended						
June 2003	1,519.9	1,164,460	887.7	29.2%	433,631	18.6%
August 2003	1,502.1	1,065,493	776.4	25.8%	345,831	16.2%

(1) *Figures for trading on the TSE by individual investors count both the purchase and sale in trades between individuals in the First and Second Sections of the TSE (with total volume and value of a week that ranges over two months being counted in the month that includes a majority of the trading days of the week, but average per trading day being computed on the basis of the actual number of trading days in the month). Figures are derived from general trading participants with capital of 3 billion yen or more. Figures for the percentages of overall trading on the TSE conducted by individuals are calculated by dividing one-half of the individual trading figures by the corresponding overall trading figures.*

MARGIN TRADING IN JAPAN

Margin trading, or trades conducted by investors borrowing the money or securities they need to settle the trade, represents a significant proportion of all stock trading in Japan. Below are tables showing the aggregate volume and value of margin transactions in common stock on the Tokyo Stock Exchange for the listed quarter or month, the proportion they represent of trading overall on the exchange, and the number and value of shares outstanding that were bought on margin.

For the 3 months ended	Shares traded on margin on TSE[1] (billions)	As a percentage of all trades on TSE[1]	Value of shares traded on margin on TSE[1] (billions of yen)	As a percentage of all trades on TSE[1]
March 2000	14.877	15.4%	¥26,299	16.0%
June 2000	15.363	16.5	17,154	13.3
September 2000	13.007	15.8	14,007	12.8
December 2000	12.072	15.8	12,171	13.0
March 2001	15.162	16.4	13,532	13.3
June 2001	21.847	19.2	16,376	14.5
September 2001	16.895	17.5	13,519	14.3
December 2001	19.913	18.8	14,752	15.4
March 2002	19.708	18.6	14,807	14.9
June 2002	22.604	20.1	17,087	15.6
September 2002	18.293	17.6	13,643	14.4
December 2002	16.199	15.6	9,276	11.2
March 2003	20.474	18.2	9,424	12.4
June 2003	33.158	20.4	13,999	14.0
For the month ended				
July 2003	12.928	19.3	7,513	14.6
August 2003	12.411	19.7	6,441	14.4

(1) Figures include those regarding the exercise of equity options.

As of the end of[1]	Outstanding number of shares bought on margin (millions)	Outstanding value of shares bought on margin (millions of yen)
March 2000	3,267	¥3,829,337
June 2000	3,048	2,718,081
September 2000	3,013	2,491,273
December 2000	2,417	1,834,968
March 2001	2,333	1,493,695
June 2001	2,809	1,715,319
September 2001	2,163	1,212,802
December 2001	2,007	936,824
March 2002	2,177	1,121,089
June 2002	2,492	1,422,972
September 2002	2,221	1,241,906
December 2002	1,742	810,679
March 2003	1,909	831,751
June 2003	2,831	1,024,430
July 2003	3,078	1,277,133
August 2003	3,392	1,445,017

(1) Figures for the end of month are those for the end of the last full week in a month.

Margin trading constitutes a significant portion of retail trading in Japan. During the year ended 31 March 2003, margin trading constituted 36.3% of the value of all trades by individuals on the Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange.

THE JAPANESE ONLINE BROKERAGE INDUSTRY

According to the Japan Securities Dealers Association, the number of online brokerage accounts in Japan grew from 0.7 million as of March 2000 to 3.9 million as of March 2003, although many of these accounts may not be active because many brokerages automatically opened online accounts for existing customers.

Online trading has grown quickly during the past years. According to the Japan Securities Dealers Association, shares (including shares traded on margin) worth an aggregate of ¥28,878 billion were traded online for the year ended 31 March 2003, compared to ¥23,681 billion and ¥15,007 billion for the years ended 31 March 2002 and 2001, respectively. Online trading accounted for 11.5% of all brokered trading in Japan for the year ended 31 March 2003, compared to 4.7% in the year ended 31 March 2001.

Although online trading has continued to increase, the number of online brokerage services has decreased during the past two fiscal years. The number of securities brokerages offering online services grew from 34 as of September 1999 to 67 as of March 2001, but declined to 56 as of March 2003. Particularly since deregulation of the industry in 1998 and 1999, the leading online brokerages have become an increasingly important presence in the retail investing market.

RECENT DEVELOPMENTS AFFECTING THE JAPANESE BROKERAGE INDUSTRY

As part of the Japanese government's policy of implementing deregulation measures in the domestic securities market to increase the size of the market and attract larger numbers of retail investors, the following measures have been implemented in the last few years, following the deregulation of brokerage commissions in 1999.

In July 2001, Exchange Trade Funds or ETFs were first listed. ETFs are funds or investment trusts that hold portfolios of stocks, which track the movements of a specific stock index. This was followed in September 2001 by the first listing of Real Estate Investment Trusts or REITs, which are funds which invest in real estate portfolios.

In October 2001, the minimum number of shares which constitute a unit (see "Description of the shares—Unit share system") was reduced, thereby permitting lower value trades in shares in respect of companies which elected to reduce the number of their shares constituting a unit.

In May 2002, a new regulation was introduced with respect to margin trading, under which the sellers of shares are required to pay the commissions for lending shares.

In January 2003, separate withholding tax on capital gains derived from the sale of listed shares was abolished, while at the same time the associated account system (*tokutei-koza*) was introduced. Contemporaneously, capital gains tax on the sale of listed shares was reduced from 20% to 10% of the capital gains made on a share trade and, in April 2003, the withholding tax rate on dividends, for listed shares was reduced from 20% to 10%. Both of these measures will remain in force for 5 years.

Business

OVERVIEW

The Company is one of the leading online brokerages in Japan focused on providing competitive services to actively trading retail investors. In particular, it targets experienced and informed investors who value competitive pricing, convenience and reliability over investment advice. The Company believes this focus enhances its profitability by attracting customers who generate commission revenue while obviating the need for sales personnel or investment advisors. The Company has been a leader in offering margin trading services to this investor base and is a leading provider of margin trading in the Japanese securities industry.

The Company has transformed itself from a general retail brokerage to a leading provider of online brokerage services under the leadership of Michio Matsui, its current president. According to the Japan Securities Dealers Association, during the year ended 31 March 2003, the Company accounted for 19.3% of the value of all online Japanese stock trades in Japan and 27.3% of the value of all online margin trades in Japan. The Company began its online brokerage services in May 1998, before many of its principal competitors and prior to the October 1999 deregulation of retail brokerage commissions in Japan.

The Company remained profitable throughout its recent transition period. Its revenues were ¥8,073 million for the year ended 31 March 2001, ¥12,785 million for the year ended 31 March 2002 and ¥13,425 million for the year ended 31 March 2003, and its net income in the same periods was ¥1,549 million, ¥1,870 million and ¥1,485 million. As of 30 September 2003, the Company had 108,311 Netstock accounts and ¥640,929 million in customer assets. In September 2003, the Company received on average 84,786 orders a day and executed 58,363 trades a day.

HISTORY

The Company was incorporated in 1931, registered as a securities firm in 1948 and became a member of the Tokyo Stock Exchange in 1949. Prior to 1998, the Company offered retail brokerage services through a conventional sales force and branch offices.

The Company has emerged as an industry leader by actively taking advantage of the deregulation of the financial services industry. In 1996, the Company became the first brokerage in Japan to eliminate stock custodian fees. In 1997, following a partial deregulation of Japanese brokerage commissions, the Company also became the first company in Japan to announce deep reductions in trading commissions for shares traded on the Japanese OTC market, cutting them by one-half.

In the late 1990s, the Company shifted its operations to serve investors who do not require investment advice by reducing its traditional sales force and sales branches, instead taking customer orders by telephone. In light of the proliferation of the Internet and deregulation of brokerage commissions, however, the Company decided to eliminate its sales force and sales branches entirely in order to refocus its business as an online brokerage. The Company's Netstock online brokerage services, introduced in May 1998, have since become its principal line of business.

Drawing on decades of retail brokerage experience, the Company has adopted a number of innovative approaches to service its target customers. For example, it was the first Japanese securities company to offer online margin trading. The table below reflects more recent highlights of the Company's growth:

Date	Event
May 1998	The Company introduces Netstock, one of the first online brokerage services in Japan. It becomes the first brokerage to offer online margin trading in Japan.
October 1999	The Company revises its brokerage fee structure in conjunction with the deregulation of brokerage commissions. Fees become based on the number and total value of trades executed per day.
December 1999	The Company purchases supplemental account protection insurance to help protect customers' assets under special circumstances.
September 2000	The Company revises its brokerage fee structure further to charge commissions based almost entirely on the total value of trades executed in a day. This fee structure was the first of its kind in Japan.
February 2001	The Company introduces Loop Trade, which enables customers to use proceeds from sales of shares on any given day towards purchases of another company's shares to be settled on the same date.
	The Company becomes the leading brokerage for margin trading on the Tokyo Stock Exchange in terms of both trading volume and value of shares traded.
March 2001	The Company purchases additional account protection insurance to cover customer gains realised on margin transactions.
April 2001	The Company introduces NetFx, an online foreign exchange trading service.
August 2001	The Company lists its Shares on the first section of the Tokyo Stock Exchange.
	The Company deregulates its own internal rules with respect to the minimum guarantee amount for the margin trades.
September 2001	The Company starts margin trading for shares registered on the JASDAQ Market Inc. ("JASDAQ").
May 2002	The Company enters into the underwriting business.
June 2002	The Company introduces NetGold, an online commodity margin trading services.
September 2002	The Company introduces stock lending services (*yokabu*) as a new asset management product for non-active individual investors.
	The Company introduces "eWarrant" covered warrant services.
April 2003	The Company introduces a new commission structure called the "Box Rate".
June 2003	The Company starts to provide financing for stock options purchases to individuals who are granted stock options.
July 2003	The Company starts Green Sheet stock trade services.
	The Company starts general margin trading.

The Company is a member of the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the Fukuoka Stock Exchange.

STRENGTHS

Strong brand as a leading online brokerage and innovator in the industry

The Company strives to provide cost-effective investment tools to the sophisticated, actively trading, individual investor. Recognising early the potential of the Internet, the Company started offering online services in May 1998, before many of its competitors. In promoting its services, the Company has emphasised utility and reliability. In this way, the Company believes it has positioned itself as the online brokerage of choice for experienced investors who want fairly priced, reliable services.

The Company believes it has been an industry innovator in meeting the needs of its customers. For example, in September 2000 the Company introduced an innovative commission structure based on aggregate daily transaction value regardless of the number of transactions. One primary advantages of the "Box Rate" structure was that it focused the advantage of price reductions on investors who traded

actively. Since April 2003, a new "Box Rate" commission structure was introduced pursuant to which customers pay only ¥3,000 commission for all the trades if the aggregate trading values does not exceed ¥3 million per day regardless of whether the securities are listed shares, OTC shares, options or margin trades. (Previously, the ¥3,000 Box Rate was applied separately to each category.)

The Company was also the first in Japan to introduce online margin trading, providing experienced investors with a quick, reasonably priced means for making leveraged investments. In addition, in September 2002, the Company introduced stock lending services, paying fees to individual investors to borrow their stockholdings in order to lend them for an equivalent fee to Japan Securities Finance. The Company believes its market-leading services and innovative terms have enhanced its reputation as a brokerage of choice for the sophisticated individual investor.

Leadership in margin trading

The Company is an industry leader in margin trading in Japan, a key element that distinguishes it from its competitors. In addition to being the first brokerage to offer online margin trading in Japan, the Company is currently the only online securities brokerage to offer general margin trading to its online individual customers. Since February 2001, the Company has consistently been one of the top three securities companies in Japan in terms of monthly aggregate volume of shares traded on margin. The Company's extensive history in the financial services industry has given it experience in margin trading in all types of market conditions. Its margin trading procedures reflect this experience and expertise. By using its know-how to evaluate customers' creditworthiness and promptly notifying customers through their online account web pages when additional collateral may be required, the Company has minimised its credit risk although in the year ended 31 March 2003, the Company recorded specific loan loss provisions of ¥279 million related to margin trading.

Attractive customer demographics

The Company believes it has an actively trading customer base. During March 2003, the Company had an average of 5.9 trades per account, with 11.8% of accounts conducting 1-5 trades and another 8.6% conducting 6-30 trades. The Company believes that the relative investing sophistication of its customers contributes to their being more active traders. The Company also believes that sophisticated investors are more likely to continue trading, and thereby continue to provide it with commissions, in adverse market conditions than are less experienced investors.

One indication of the Company's customers' sophistication is the proportion of its customers that trade on margin. As of 31 March 2003, 25,150 accounts, or 27.3% of all Netstock accounts, were authorised for margin trading. Each Netstock investor with a margin account underwent a screening that tested whether they have enough investing experience and knowledge to understand the risks of margin trading. In addition to their being more sophisticated, the Company also believes that margin customers tend to be more loyal than other customers, due to the time required to liquidate margin positions before closing a margin account.

History of consistent profitability due to aggressive cost-cutting

The Group has remained profitable throughout its transformation into an online brokerage despite at times difficult market conditions. Net income for each of the three years beginning with the year ended 31 March 2001, amounted to ¥1,549 million; ¥1,870 million and ¥1,485 million, respectively, while operating income for the same periods was ¥3,014 million, ¥4,368 million and ¥3,540 million. The Group attributes this success to its aggressive cost-cutting and its focus on attracting experienced, active investors rather than new market participants. Like many other online brokerages, the Group has no retail sales force and no sales branches. The Group has also kept advertising costs low. Its advertising expenses for the past three fiscal years have been ¥488 million, ¥516 million and ¥282 million. It believes that its lower advertising expenses are due to the Group's more selective customer focus, the prominence of its president, Michio Matsui, as well as his and other senior management's active involvement in marketing and public relations. The Group is controlling fixed costs by outsourcing portions of its operations where appropriate.

STRATEGY

To generate increased revenue in the future, the Company plans to:

Continue to focus on attracting customers who generate more revenue

Rather than trying simply to increase total account numbers, the Company continues to target experienced investors who have significant amounts invested in the stock market. This strategy reduces the risk of incurring acquisition and maintenance costs for accounts that do not generate commission revenue. In this regard, one of the Company's principal targets is investors who trade with traditional brokerages. In addition to having a proven track record of investing, the Company's experience is that these investors are likely to trade even more actively when presented with the convenience and lower price structure of investing online. The Company also regards small- to medium-sized businesses as a potential source of future growth.

In the Company's view, deregulation and the spread of the Internet are giving Japanese investors more freedom of choice, including the ability to pick the financial services provider best suited to their needs. In this environment, the Company believes that the best way to focus on its target investor group is to continue to emphasise providing the most competitive online brokerage services, thereby differentiating itself from large institutions that attempt to offer one-stop shopping for a broad range of financial services.

Capitalise on strength and expertise in margin trading

One aspect of its brokerage services that the Company will continue to emphasise in particular is margin trading. Offering margin trading has numerous advantages for the Company:

- it enables customers to conduct more trades than they otherwise might have been able to, thereby generating additional commissions;
- customers who trade on margin are less likely to reduce trading activity during periods of decreasing share prices;
- margin trading customers are less likely to switch to another brokerage because of the time required to liquidate their margin trading positions before closing their margin accounts;
- margin loans generate a relatively stable flow of interest income that supplements commission revenue; and
- the Company's status as a leading, experienced margin trading brokerage helps differentiate it from its competitors and attract more high-volume, sophisticated customers.

In addition to continuing to emphasise its status as an industry-leading margin trading broker, the Company has recently taken steps to make its margin trading services even more appealing to investors. For Netstock orders, the Company introduced in April 2003 a new Box Rate commission structure that charges a ¥3,000 commission for every ¥3 million in aggregate trading value of all trades on a particular day regardless of whether the securities are listed shares, OTC shares, or options or whether the trades were regular or margin trades.

In July 2003, the Company started offering general margin trading services. With general margin trading services, customers are no longer required to make settlement after six months from the first transaction. In addition, under the new system, the Company offers trading not only in the stock specified by the stock exchanges for margin trades but all listed stocks in Japan excluding stocks listed on the Sapporo Securities Exchange. As a result, the Company can now broker margin trades on any of the three largest stock exchanges in Japan.

Increase revenues by adding new and enhancing existing products services and sales channels that comprise or have strong synergies with the Company's core brokerage business

The Company will continue to enhance its existing services and add new services that it believes will expand its customer base and increase its trading volume and will also enhance investor convenience and its profitability. Examples of service enhancements and additions include:

- *Loop Trade.* Since February 2001, the Company's trading system allows customers to use the proceeds from the sale of shares on any given day towards purchases of another company's shares to be settled on the same date.

- *NetFx/NetGold.* In April 2001, the Company began offering online foreign exchange margin trading services. Starting in June 2002, the Company started online commodity margin trading services.

- *Stock lending services.* In September 2002, the Company started stock lending services. The Company pays fees to individual investors to borrow their stockholdings in order to lend them for an equivalent fee to Japan Securities Finance.

- *eWarrant services.* In September 2002, the Company started dealing in a covered warrant service called "eWarrant". This is a high-risk and high-return product using leverage in the movement of underlying assets. Underlying assets currently include stocks and stock indices in Japan, as well as foreign currencies.

- *Financing for Stock Option Purchases.* In June 2003, the Company commenced providing finance to individuals who are granted stock options but need funds to exercise options rights. The interest rate is 3.8% for a 1 year period. The maximum loan amount is ¥12 million per year.

- *Green Sheet Stocks.* In July 2003, the Company commenced dealing in so-called Green Sheet stocks which are unlisted stocks designated by the Japan Securities Dealers Association ("JSDA"). The Company acts as distribution manager for IPO's for Green Sheet stocks of which D-Brain Securities is the lead manager. D-Brain Securities and the Company subscribe for the offering.

The Company also allows customers to trade by mobile phone, which accounted for 4.0% of all customer trades by value during September 2003.

Foster customer loyalty through services improvements and transparent disclosure

As competition in the online brokerage industry intensifies, the Company believes that investors place increasingly greater importance on reliability and trustworthiness when choosing among brokerages. In particular, the Company believes the reliability of its computer systems, and those of service-providers to whom it has outsourced computer support, is of paramount importance and strives always to maintain significant excess capacity. In addition, the Company believes proactive disclosure of all important developments regarding its performance and services will foster the trust of its present and prospective customers and help differentiate it from traditional Japanese brokerages.

PRODUCTS AND SERVICES

The Company principally offers online brokerage services of Japanese stocks and related margin trading. It also handles trades of options and foreign currency on a limited basis. Customers submit orders mainly through their PCs or Internet-enabled mobile phones.

The following table highlights certain operational information for Netstock:

As at or for the three months ended	Number of Netstock accounts	Number of Netstock margin accounts	Number of shares traded via Netstock	Total value of shares traded via Netstock (millions of yen)
30 September 2000	35,118	8,780	707,353	725,084
31 December 2000	38,017	9,990	889,429	781,641
31 March 2001	45,353	11,607	1,225,729	1,012,333
30 June 2001	53,910	13,672	1,569,627	1,409,636
30 September 2001	63,100	16,417	1,506,841	1,240,080
31 December 2001	68,366	18,999	1,739,432	1,372,074
31 March 2002	74,106	20,919	1,859,813	1,469,666
30 June 2002	79,226	22,250	1,758,846	1,566,243
30 September 2002	84,018	23,614	1,660,390	1,410,404
31 December 2002	87,922	24,431	1,692,911	1,371,674
31 March 2003	92,087	25,150	1,622,734	1,246,844
30 June 2003	97,266	26,478	2,447,726	1,891,873
30 September 2003	108,311	30,324	3,264,419	3,472,078
As at or for the month ended				
31 March 2003	92,087	25,150	545,429	398,661
30 April 2003	93,411	25,394	671,059	483,889
31 May 2003	95,164	25,889	764,828	567,306
30 June 2003	97,266	26,478	1,011,839	840,678
30 July 2003	100,429	27,671	1,120,759	1,142,328
31 August 2003	103,934	28,949	976,406	967,915
30 September 2003	108,311	30,324	1,167,254	1,361,834

(1) Information in the table up to 31 December 2002 includes trading through "Telestock" telephone brokerage accounts, a service which the Company ceased to provide in general after that date. For the relevant periods in the table, such service did not represent a material part of the Company's business.

Brokerage services

Securities transacted

The Company executes orders for buying and selling shares listed on the Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange and Fukuoka Stock Exchange or registered on the Japanese OTC market. It also accepts orders for trades of Nikkei 225 Stock Index Options. In addition, the Company's customers may trade on margin stocks listed or registered on all four stock exchanges and JASDAQ.

The vast majority of the Company's commission revenues come from share trades. During the years ending 31 March 2001, 2002 and 2003, 97.9%, 95.9% and 94.7%, respectively, of overall commission revenues were attributable to share trades.

A significant portion of the Company's order flow and, as a result, commission revenue, has been attributable to margin trades. The Company believes that margin trading volume is also less subject to fluctuation due to changes in market conditions. Below is a table comparing changes in the aggregate

value of margin and non-margin trades executed by the Company against movements in the TOPIX stock market index:

As at or for the three months ended	Number of shares traded (thousands)	Number of shares traded on margin (thousands)	As percentage of the number of all share trades	Aggregate value of shares traded (millions of yen)	Aggregate value of shares traded on margin (millions of yen)	As percentage of the value of all share trades	Closing TOPIX as at the end of the month
30 September 2000	1,280,715	750,579	58.6%	748,082	440,182	58.8%	1,470.78
31 December 2000	1,482,736	930,629	62.8	797,685	517,435	64.9	1,283.67
31 March 2001 . . .	2,058,012	1,244,085	60.5	1,025,462	649,108	63.3	1,277.27
30 June 2001	3,139,939	1,830,824	58.3	1,419,466	855,800	60.3	1,300.98
30 September 2001	2,719,493	1,660,384	61.1	1,237,821	787,045	63.6	1,023.42
31 December 2001	3,372,097	2,137,479	63.4	1,366,571	884,233	64.7	1,032.14
31 March 2002 . . .	3,531,349	2,372,749	67.2	1,462,311	1,009,064	69.0	1,060.19
30 June 2002	3,331,923	2,217,823	66.6	1,559,105	1,073,475	68.9	1,024.89
30 September 2002	2,971,120	2,118,927	71.3	1,396,649	1,067,005	76.4	921.05
31 December 2002	3,288,341	2,432,123	74.0	1,363,992	1,060,321	77.7	843.29
31 March 2003 . . .	3,607,473	2,628,973	72.9	1,240,704	958,055	77.2	788.00
30 June 2003	5,634,019	4,144,850	73.6	1,885,627	1,414,506	75.0	903.44
30 September 2003	6,741,908	4,781,497	70.9	3,464,856	2,549,644	73.6	1,018.80
As at or for the month ended							
31 March 2003 . . .	1,111,001	796,556	71.7%	395,394	¥301,563	76.3%	788.00
30 April 2003	1,453,357	1,085,152	74.7	482,294	368,200	76.3	796.56
31 May 2003	1,593,306	1,174,098	73.7	565,351	421,724	74.6	837.70
30 June 2003	2,587,356	1,885,601	72.9	837,982	624,582	74.5	903.44
30 July 2003	2,328,742	1,655,237	71.1	1,139,052	851,187	74.7	939.40
31 August 2003 . .	2,178,071	1,589,040	73.0	966,010	710,510	73.6	1,002.01
30 September 2003	2,235,095	1,537,221	68.8	1,359,794	987,947	72.7	1,018.80

Order flow: sales and execution channels

The Company believes that it was among the first to process all orders almost entirely online. Orders for trades received through the Netstock web page are sent directly through the Company's database server to the appropriate exchange for most listed securities. The Company's system permits market orders, limit orders and orders to trade on margin.

In addition to its standard Netstock web page, the Company offers "Netstock for mobile", its web-based services designed for wireless handsets. Customers can submit trade orders and access many of the other services and information that are offered on the Company's PC-based web page through mobile phones operated by Japan's three leading wireless communications providers. Customer orders sent via Internet-enabled mobile phones accounting for 4.0% of all customer trades by value during September 2003.

Netstock customers may still place trade orders by telephone but commissions for such trades are at higher commission rates. In addition, certain limited services and special products, such as sales of securities which will be delisted in order to determine the amount of loss, must be made by telephone. The telephone support centre, which includes 18 contract employees who solely take trade orders, also takes orders from Netstock customers who are temporarily unable to submit orders through their computers. All telephone orders are inputted into the Netstock system on behalf of the customers and thereafter are processed the same way as other Netstock orders. The telephone support centre also offers general customer assistance on such matters as depositing or withdrawing cash from accounts.

Customers receive confirmation of their trades either through the Netstock web page or through printed transaction reports and periodic reports generated by the Company's systems and mailed to them in accordance with regulatory requirements.

Enhanced trading services

Loop Trade. In February 2001, the Company started allowing its customers to conduct "Loop Trades". Loop trades allow customers to use the proceeds from a sale of shares on a given day towards purchases of

another company's shares when the two trades will be settled on the same day. Previously, it was unclear whether investors could do so or instead would have to provide the aggregate purchase price for all same-day purchases for settlement purposes in order to comply with a prohibition on undeclared margin trades. In May 2000, however, the Tokyo Stock Exchange released guidance indicating that investors need not provide the aggregate purchase price so long as shares of different companies were being bought. Customers have been trading more actively since the Company introduced Loop Trade. The average number of monthly trades per Netstock customer increased from 8.33 in January 2001 to 10.78 in September 2003, while monthly turnover, or the ratio of total value of customer trades during a month to the total value of customer assets held by the Company at the end of the month, jumped from 1.09 in January 2001 to 2.56 in September 2003.

Brokerage commission rates

Since April 2003, the Company has introduced a new commission system called "Box Rate". For Netstock orders, investors pays ¥3,000 commission for all the trades if the aggregate trading value does not exceed ¥3 million per day. Additionally, the aggregate value of trading each day is calculated in total, regardless of whether trades are cash trades for listed shares, margin trades for listed shares, cash trades for registered shares, margin trades for registered shares or option trades (as opposed to previously where the Box Rate was ¥3,000 per category).

This commission structure complements the Company's business strategy of focusing on investors who actively trade stocks, as customers are not charged based on the type of category or the number of trades made. It does not necessarily yield the lowest commission rate for all investors, but the Company believes it offers very competitive pricing for the frequent trader.

Margin trading

The Company extends margin loans to its customers. Customers who wish to trade on margin must first deposit ¥300 thousand in cash or securities in an account with the Company as collateral and undergo a brief online screening. The value of securities collateral is adjusted based on stock exchange rules and the Company's internal guidelines.

Once the Company authorises an account for margin trading, it will extend margin loans to it so long as the customer maintains the required collateral. While applicable law and regulations require that an investor provide collateral the adjusted value of which, minus any net loss in the value of securities purchased on margin, is at least 30% of the margin loan or ¥300 thousand, the Company's own policies require that customers have deposited collateral worth 31% when they start trading. In the event that the collateral minus any net valuation loss of the securities bought on margin becomes worth less than 20% of the margin loans outstanding, the Company makes a "margin call" requiring the customer to deposit additional securities or cash so that the total collateral is once again greater than ¥300 thousand and 31% of margin loans outstanding. This 20% margin call standard is same as the rate at which margin calls are required by Japanese regulations. If the customer fails to satisfy the margin call within a period specified by the Company, the Company liquidates the collateral and the securities bought on margin and applies the proceeds towards paying off the customer's debt. A number of the online brokerages that have begun to offer margin trading have set similar initial collateral requirements and margin call triggers. Margin trading generates not only commission revenue for the Company, but also interest on the margin loans.

In July 2003, the Company introduced general margin trading for customers, which resulted in an increase in the number of accounts opened and volume of assets traded. General margin trading allows greater flexibility in trading than non-general margin trading. General margin trading allows the terms and conditions of the margin loans such as the due date and interest rate to be established freely between the customer and the broker as opposed to non-general margin trading pursuant to which the period was limited to six months. General margin trading is available for all listed stocks from the date they are first listed. The Company believes that general margin trading will encourage long-term margin holding, since no commission is charged at settlement if the holding period exceeds 6 months. This flexibility has attracted new investors, such as REIT investors, to participate in margin trading.

Account protection insurance
The Company has contracted with Nissay Dowa General Insurance Co., Ltd. for account protection insurance that supplements the coverage offered by the investor protection fund in which the Company participates. The policies compensate the Company for losses, up to a certain amount, on Netstock customers' assets and realised margin trading gains held by the Company that are caused by such events as fire or employee theft, revocation of the Company's registration as a securities broker, the bankruptcy of the Company or the occurrence of other serious adverse developments regarding the Company. This insurance effectively covers the risk of the events mentioned above occurring during the period between when the Company receives customer funds or securities and when it segregates them from its own. The Company believes it is the first Japanese securities firm to offer this protection for its customers' assets and gains.

Information services
To help customers manage their accounts and make informed investment decisions, the Company provides them with access to the following information:

- *Real-time, continually updating financial information.* Through Netstock, the Company's customers can access two real-time, continually updating information services that provide price and quote data for stocks and other market information. Quick Corp. and CSK Corporation operate these services and currently provide them through the Company. Quick Corp. and CSK charge a usage fee for the services. The Company passes on any costs for such services to the customers who used the services.
- *Company and market information.* Using data from Quick Corp., CSK and others, the Company offers customers free, real-time access to market data as well as financial and operational information, third-party produced research reports and news and commentary on listed companies on its Netstock web page.
- *"E-mail magazines".* The Company provides market information, data on trades through Netstock and speeches and commentary by Michio Matsui, its president, through free e-mail magazines that it sends to its customers and other investors that register for delivery on the Netstock web page to the PC or mobile Internet.
- *"Trigger Mail".* Upon request, including by individuals that are not customers of the Company, the Company provides e-mail alerts by mobile phone whenever stocks they designate reach a specified price. The Company was the first brokerage in Japan to offer this service.
- *Account information.* Customers can access account information including amounts outstanding on their margin loans and the maximum amount they can borrow based on their current collateral.
- *Netstock trading information.* Customers can also view on the Netstock web page price and trading volume information on the stocks most heavily traded on Netstock on a given day.

Other services and products
- *NetFx/NetGold.* The Company began offering 24 hours online foreign currency trading services, "NetFx", and online commodity margin trading services, "NetGold". Customers with Netstock accounts can apply for a NetFx/NetGold account after undergoing a brief online screening. Once given a NetFx/NetGold account, customers can take long or short positions with minimum deposit requirement of approximately ¥40 thousand. The trading value of NetFx/NetGold increased to approximately ¥91 billion and 3,010 accounts, as of September 2003. Although the number of accounts has steadily increased since the service started, the trading value has fluctuated significantly. Commissions are the greater of an amount equal to 0.04% of the value of a customer's trade or ¥1,000, which the Company believes is a highly competitive rate made possible by the lower transaction costs of online trading and execution. By charging competitive commissions and emphasizing its experience as an online securities brokerage, the Company believes it can attract sophisticated individual investors and small- to medium-sized businesses that previously may have been disinclined to trade in foreign currencies because of the high commissions normally charged.
- *Off-trading floor distributions.* In April 2001 the Company began participating in off-trading floor distributions of listed companies' shares. Once a stock exchange notifies it that a distribution is taking place, the Company offers its customers a chance to buy the shares being distributed through

notifications on its website and e-mail magazines. While the Company charges the selling shareholder a fee for distributing the shares, it takes no commissions from the investors buying them.

- *Distributions in connection with public offerings.* In order to attract new customers and increase trading revenues, since October 2000 the Company also offers its customers chances to buy shares in public offerings by entering into distribution arrangements with underwriters. Under the terms of these arrangements, the Company typically earns a percentage of the aggregate amount of securities it helped sell as a selling commission. In May 2002, the Company started to provide underwriting services. By 30 September 2003, the Company had been an underwriter on 39 offerings.

- *Other.* In addition, the Company is involved to a limited extent in businesses other than securities brokerage services including stock lending services, financing for stock option services, Green Sheet stock trades services and eWarrant services.

CUSTOMERS

Due primarily to its marketing and pricing strategies, the Company's customers are typically older, sophisticated investors who tend to trade actively. As of 31 March 2003, 22.9% of its accountholders were between the ages of 40-49, while another 29.1% were between 50-59. The following tables present a breakdown of the Company's individual Netstock customers by aggregate value of trades and value of assets in their accounts, each as of or during the month ended 31 March 2003.

Value of trades during March 2003

	¥0	¥3 million or less	¥3-10 million	¥10-30 million	¥30-50 million	¥50-100 million	More than ¥100 million
Number of accounts	69,129	11,252	5,220	3,609	1,163	988	726
As a percentage of all accounts	75.1%	12.2%	5.7%	3.9%	1.3%	1.1%	0.8%

Value of account assets as of 31 March 2003

	¥0	¥2 million or less	¥2-5 million	¥5-10 million	¥10-30 million	¥30-50 million	More than ¥50 million
Number of accounts	26,315	33,599	15,235	9,032	6,411	904	591
As a percentage of all accounts	28.6%	36.5%	16.5%	9.8%	7.0%	1.0%	0.6%

As of 30 September 2003, 30,324 Netstock accounts, or 28.0% of all Netstock accounts, were authorised for margin trading. Each Netstock investor with a margin account underwent a screening that tested whether they have enough investing experience and knowledge to understand the risks of margin trading.

The vast majority of the Company's clients are individuals as opposed to corporate clients. The Company hopes, however, to broaden its customer base to include more small- to medium-sized, family-owned companies given their significant assets and need for cost-effective brokerage services.

The Company's customers are located throughout Japan, although over half are in the Kanto region that includes Tokyo.

MARKETING

The goals of the Company's marketing strategy are to attract new customers, particularly high-volume customers that are already trading with traditional, full-service brokerages, and to increase usage of the Company's services by existing customers. The Company pursues these goals through advertising, marketing on the Company's website, distribution of its e-mail magazines and other public relations activities such as periodically conducting investor seminars on margin trading around Japan.

The Company's advertising emphasises not only the advantages of its services but also its status as both a brokerage firm with over 50 years of experience as well as an innovative leader of the Japanese online brokerage industry.

An important part of its marketing strategy is its e-mail magazines. The Company provides market information, data on trades through Netstock and speeches and commentary by Michio Matsui, its president, through free e-mail magazines that it sends to its customers and other investors that register for delivery to the PC or mobile Internet. As its recipients are not limited to the Company's account holders, the newsletters not only provide useful market information but also inform prospective customers about the Company's services and history. There are approximately 140,000 subscribers to the Company's email magazines as of 30 September 2003.

The Company also believes its president and other members of senior management play a vital role in its marketing strategy. Through giving speeches, interviews to the newspaper or TV programme, participating in industry and investor seminars and contributing several times a week to the email magazines, Michio Matsui and other officers publicize the Company's distinctiveness and competitive strengths.

COMPETITION

The retail securities brokerage industry in Japan, particularly the online brokerage industry, is extremely competitive. Following the complete deregulation of brokerage commissions on 1 October 1999, the numbers of online brokerage firms and online accounts have increased rapidly. Many firms timed the launch of their online services to coincide with the deregulation of commissions. Especially since 2001, the customers of traditional brokerages firms has flown into the online trading due to low commissions and the penetration of the Internet. As of 31 March 2003, 56 securities companies offered online services in Japan.

The Company's competitors may be divided into the following categories:

- the major Japanese securities companies such as Nomura Securities Co., Ltd., Daiwa Securities Co., Ltd. and Nikko Cordial Securities Inc. that offer both extensive branch networks and online trading;
- online brokerage firms affiliated with online brokers outside of Japan, such as DLJ*direct* SFG Securities Inc. and E*TRADE Securities Co., Ltd.; and
- newer companies formed specifically to offer online brokerage services in Japan such as Monex Inc. and Nikko Beans, Inc. and kabu.com Securities Co., Ltd.

These firms compete on the basis of price, brand recognition, breadth of services, ease of use and reliability of services. Traditional brokerage firms typically charge higher commissions, even for online trades, and rely on long-standing relationships cultivated through large sales forces, personalised investment advice, the convenience of their branch networks and broader service offerings to appeal to customers. Firms relying primarily on the Internet to interact with customers tend to focus more heavily on pricing, ease of use, technological reliability and building brand awareness.

In the intensifying competition in the Japanese online brokerage market, certain companies, including the Company, E*trade Securities Co., Ltd., DLJ*direct* SFG Securities Inc., kabu.com Securities Co., Ltd., Monex, Inc. and Nikko Beans, Inc., have successfully established their presences whereas Charles Schwab Tokio Marine Securities Co., Ltd. and Sociéte Generale Securities Ltd. has retreated from the market.

INFORMATION SYSTEMS

The Company's IT network consists of two systems, one for the front office that deals with transmission of information (for example, on orders and executions) to customers on the internet, and the other for the back office that deals with administration and settlement. The Company takes most of its orders on the internet, and executes trades through a series of computer operation systems as well as a stock trading system that connects the Company to various stock exchanges. The Company outsources such stock trading system to JFITS. The Company is involved in the planning of new services to be offered to customers and designs the operation schemes required for that purpose, but it is JFITS that develops and structures such services on the stock trading system. The Company pays for the development costs of the system and uses the system by paying fees according to the trading volumes reached. Similarly, the Company outsources to JFITS the provision through the stock trading system of the new services of NetFX/NetGold, the online foreign currency and commodity margin trading services.

INTELLECTUAL PROPERTY

As of 30 September 2003, the Company has 5 business practice patent applications pending, 25 registered trademarks and 3 trademarks applications pending. It intends to continue to use these and other means of intellectual property protection in the future to protect its intellectual property. In addition, the Company enters into confidentiality agreements with its business partners and generally controls access to and distribution of its intellectual property.

EMPLOYEES

At 30 September 2003, the Company had 169 full-time employees and 4 temporary employees. The vast majority of its full-time employees are qualified as registered securities representatives. In addition, the Company had 39 contract employees working to provide customer support services via telephone. At 30 September 2003, the Group had 171 full-time employees and 5 temporary employees, as well as 39 contract employees.

The following table sets for the number of the Company's employees as of the dates indicated:

	As of 31 March			As of 30 September	
	2001	2002	2003	2002	2003
Total full time employees	153	194	171	180	169

At 30 September 2003, 107 of the Company's non-management employees were members of the Matsui Securities Co., Ltd. Employees' Union. There has never been a strike at the Company and the Company regards its labour relations as good.

The Company's full-time employees are eligible to participate in the Matsui Securities Co., Ltd. Employee Shareholders' Association. As of 31 March 2003, the Association owned 118,988 shares of common stock. The Company provides a 3% subsidy on top of any funds employees contribute to the Association. In May 2001, the Company introduced a similar plan for its officers. As of 31 March 2003, the Matsui Securities Co., Ltd. Officer Shareholders' Association owned 700 shares of common stock.

Certain of the Company's employees and directors have been given options to buy shares of the Company's common stock. See "Directors, management and employees—Stock option plans".

OUTSOURCING

The Company relies on third parties to provide services vital to its day-to-day operations. For example:

- JFITS develops and maintains the software for the Company's Netstock trading platform;
- TradeOne Systems Co., Ltd. provides back-office record keeping and data processing services;
- Bellsystem 24 answers telephone inquiries regarding opening accounts with the Company and mails account application forms to potential customers;
- Trans Cosmos handles technical support calls from Company customers; and
- Quick Corp., CSK Corporation and other third parties provide the Company with market and share price information that the Company in turn provides to customers.

The Company's plans to continue to outsource portions of its operations as doing so helps the Company continue to grow while giving it the flexibility to reduce costs in the event its growth slows.

PROPERTIES

The Company's operations are principally conducted at its Tokyo headquarters and four other office locations in Japan, all of which are leased from the Company's sole subsidiary, Matsui Real Estate Co., Ltd. The sole function of this subsidiary is to manage and maintain the Company's property. The Company's office space totals 2,400 m^2.

Regulation

GENERAL

The Securities and Exchange Law of Japan (the "SEL") governs the various matters related to securities firms and the securities business, including what constitutes a security and involvement in the securities business, registrations of securities companies, necessary authorisations (*ninka*) for engaging in certain aspects of the securities business, brokerage of purchases/sales of securities and other securities transactions, disclosure by issuer of securities, organisation and management of securities exchanges, self-regulatory organisations, securities finance companies and investor protection funds. Generally, the Prime Minister of Japan, the Commissioner of the Financial Services Agency, the Securities and Exchange Surveillance Commission and the Director General of the Local Finance Bureau are authorised to supervise and regulate the Company and to enforce the SEL and the regulations thereunder, and other related laws and regulations applicable to the Company. In addition, the Financial Services Agency is responsible for policymaking regarding the financial system, including matters related to securities companies. The Company must comply with the rules and regulations of the Japan Securities Dealers Association, established in accordance with the SEL as a self-regulatory organisation, and in which the Company participates. The Company must also abide by the respective rules of the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the Fukuoka Stock Exchange, each of which the Company is a regular member.

A securities company is subject to a wide range of regulations with respect to the scope of its business activities. If a securities company intends to engage in business activities other than the securities business as defined in the SEL and other financial business activities, it must obtain approval (*shonin*) from the Commissioner of the Financial Services Agency. The Commissioner of the Financial Services Agency may withhold approval if granting it would harm the public interest or investors.

Upon the occurrence of any material event as prescribed in the SEL, such as a merger or dissolution, the Company must file a report with the Commissioner of the Financial Services Agency. In addition, upon the occurrence of certain other events, such as an interruption in customer service due to a computer system failure, the Commissioner of the Financial Services Agency may order the Company to submit a report.

The Commissioner of the Financial Services Agency has the authority to investigate any securities company. If any violation of the applicable laws or regulations by such a securities company is discovered, various types of administrative sanctions, including revocation of the Company's registration as a securities company, revocation of the approval to engage in certain aspects of the securities business, suspension of business activities, or issuance of an order to remove any director or corporate auditor who violated applicable laws or regulations, may be imposed.

MARGIN TRANSACTIONS

A substantial portion of the Company's revenue for the year ended 31 March 2003 was derived from margin transactions. Margin transactions are defined under the SEL as "purchases/sales or other securities transactions in which credit is extended by securities companies to their customers". Such transactions are substantially regulated by the SEL and the regulations thereunder as well as the articles of association or brokerage agreement standards of the securities exchanges or the securities dealers' associations.

The principal features of the regulations relating to margin transactions are as follows:

Shares eligible for margin transactions

In principle, any listed share may be traded in a general margin transaction (*ippan-shinyo-torihiki*), in which the interest rate, the stock lending fees (*shinagashi-ryo*), the due date or other conditions are freely established between a securities company and the customer. In contrast, shares eligible for non-general margin transactions (*seido-shinyo-toirihiki*), the terms and conditions of which are prescribed by the exchange, are limited to those selected in accordance with the criteria specified by the relevant securities exchange. Before the amendment to the SEL in 1998, only non-general margin transactions were permitted under the SEL.

With respect to shares registered with the Japan Securities Dealers Association ("over-the-counter registered issues") *(tento-touroku-meigara)*, only those selected in accordance with the criteria set by the Japan Securities Dealers Association may be traded on margin.

Regulatory restrictions

Under the SEL, securities companies must collect from customers engaging in margin transactions cash as collateral not less than a certain percentage, which is a minimum margin requirement set by an ordinance of the Prime Minister's Office, of the market value of the securities to be traded. The applicable law and regulations require that an investor provide collateral the adjusted value of which, minus any net loss in the value of securities purchased on margin, is at least 30% of the margin loan or ¥300 thousand, although it is subject to change in the event of an amendment to the relevant ordinance. Customers may deposit securities in lieu of such cash as collateral. The ordinance prescribing the minimum margin requirement also prescribes a percentage ("substitute rate") at which the market value of collateral securities may substitute part of the cash as collateral in order to meet the minimum margin requirement. However, such percentage is also subject to change in the event of an amendment to the relevant ordinance.

At present, the Company's own policies require that customers have deposited collateral worth 31% when they start trading.

Restrictions imposed by securities exchanges and other parties

In addition to the legal regulations on margin transactions referred to above, securities exchanges may regulate margin transactions in their discretion by raising the minimum margin requirement, lowering the substitute rate, or requiring that more than a percentage of the margin collateral be paid in cash. The applicability of such regulations may be limited to certain shares, or to either purchases or sales on margin. Similar restrictions may be applied to over-the-counter shares by the Japan Securities Dealers Association.

In the case of the non-general margin transactions, the Company borrows funds or shares in margin transactions ("borrowing and lending transactions") from certain securities finance companies, which are special finance companies licenced under the SEL to engage principally in such lending. These securities finance companies have the contractual right to take measures in addition to the restrictive measures taken by securities exchanges, as discussed above, in order to restrict or suspend borrowing and lending transactions in their discretion.

CAPITAL ADEQUACY RATIO

The SEL and regulations thereunder also set forth the minimum capital adequacy ratio of securities companies. The "capital adequacy ratio" of a securities company is the ratio of the aggregate amount of Tier I Capital (including stated capital, legal reserves and retained earnings) and Tier II Capital (including reserves for securities transactions, subordinated loans and subordinated bonds; Tier II Capital may be included only up to the amount of Tier I Capital) less the aggregate amount of certain assets (including fixed assets, deferred assets, short-term loans) to the aggregate amount considered to be at risk due to the possibility of such events as changes in the prices of securities owned.

Securities companies are required to maintain their capital adequacy ratios at not less than 120%. If the capital adequacy ratio of a securities company falls below 120%, the Prime Minister may order the company to take certain steps to change its method of business or deposit certain assets to a governmental authority for the protection of the public or its customer. If such ratio falls below 100%, the Prime Minister may order the company to suspend its business for a period not exceeding three months. If such ratio remains below 100% after the lapse of such period, and there is no possibility of improvement thereof, the Prime Minister may revoke the registration of such securities company.

The operational risks to be considered in evaluating the above-mentioned "amounts at risk", are broken down into the following three categories:

(1) "Market Risk"—The risk that the market value of assets will fluctuate;

(2) "Counterparty Risk"—The risk that a counterparty will violate a contract entered into with the Company and similar risks thereto; and

(3) "Basic Risk"—The risk of loss due to errors in the performance of routine work in securities transactions, such as clerical errors.

Each of the above types of risks shall be valued by the method provided under the relevant regulations under the SEL.

The following table indicates the developments in the Company's capital adequacy ratio for each semiannual period from the end of March 2001 to the end of March 2003.

	As of the end of				
	Mar. 2001	Sept. 2001	Mar. 2002	Sept. 2002	Mar. 2003
	(millions of yen)				
Tier I Capital (A)	¥9,349	¥29,931	¥30,604	¥31,188	¥31,543
Tier II Capital (B)	810	903	1,250	1,233	1,575
Assets to be deducted from Equity Capital (C)	3,671	4,116	3,075	3,582	4,417
Equity Capital after deduction (A)+(B)-(C)=(D)	6,488	26,718	28,779	28,839	28,702
Equivalent to					
Market Risk	10	11	111	119	54
Counterparty Risk	1,183	1,252	1,903	2,263	1,721
Basic Risk	954	1,182	1,398	1,556	1,680
Total (E)	2,147	2,445	3,412	3,939	3,456
Capital Adequacy Ratio (%) (D)/(E)×100	302.1%	1,092.7%	843.4%	732.0%	830.4

Note: The data contained in this table is calculated pursuant to Article 52, paragraph 1 of the SEL and the regulations thereunder. They are based on amounts calculated after tax adjustments and distribution of income, although figures as of the end of March 2001 are calculated without such deduction.

SEGREGATION OF CUSTOMER ASSETS AND INVESTOR PROTECTION FUNDS

Securities companies are required to keep securities and funds deposited with them by a customer ("customer's assets") segregated from its own assets, in order that they may be able to return such customer's assets safely and appropriately. However, shares purchased or proceeds from sales of shares in margin transactions are not subject to such segregation.

Securities companies are also required to participate in an investor protection fund authorised by the government in accordance with the SEL, in order to protect investors. Membership contributions collected from the member securities companies are used to fund such investor protection fund. The Company is a member of the Japan Investor Protection Fund. Until the end of March 2001, the Japan Investor Protection Fund covered any losses suffered by retail investors with respect to securities deposited with a member securities company or the relevant claims against the members due to the member's bankruptcy. From 1 April 2001, the Japan Investor Protection Fund has established a ¥10 million per customer maximum on such protection.

In order to protect customers' assets further, the Company has also voluntarily entered into contracts with some insurance companies for supplemental account protection insurances as described in "Business—Products and services—Account protection insurance" above.

DAY TRADING (*HIBAKARI*) REGULATIONS

Securities companies are prohibited from netting a spot sale/purchase transaction against an earlier purchase/sale transaction of the same security on the same day and settling both by paying or receiving the difference if the customer has not expressed its intention to conduct a margin transaction.

LAW ON SALES OF FINANCIAL PRODUCTS AND CONSUMER CONTRACTS LAW

In order to protect investors in financial products, the Law on Sales of Financial Products which became effective 1 April 2001, requires financial service providers to provide adequate explanations to customers, make such companies liable for any losses incurred by customers due to a breach of such duty, and also prescribes certain actions to be taken by such financial service providers in order to ensure that solicitations by financial service providers of offers of financial products or instruments are fair.

The Consumer Contracts Law is applicable to consumer contracts executed between consumers and business entities after 1 April 2001. This law sets forth certain circumstances under which consumers may deny the validity of such contracts in consideration of the disparity between consumers and business entities in information and bargaining power.

The Company maintains internal management systems to ensure compliance with the above laws, such as a system under which the compliance department inspects statements on the Company's web site.

Directors, management and employees

DIRECTORS, OFFICERS AND CORPORATE AUDITORS

The following table sets forth the Directors (who include the executive officers) and Corporate Auditors of the Company:

Name	Position	Director/Auditor since	Number of Shares held as of 27 October 2003 (hundreds)
Michio Matsui	President, Chief Executive Officer and Representative Director	December 1988	122,160
Megumu Motohisa ..	Senior Executive Director	June 2000	971
Toshihiro Takagi	Senior Executive Director	June 1998	743
Akira Nakamura	Executive Director	June 1999	155
Yuichiro Kuki	Executive Director	June 2001	119
Yoshihiko Sugiyama	Director	June 1999	354
Masahito Amemiya	Director	June 2001	109
Hisashi Tanaami	Director	June 2002	6
Hirohito Imada	Director	June 2003	0
Ayumi Sato	Director	June 2003	169
Yoshinobu Isokawa	Standing Corporate Auditor	June 2001	96
Kyosuke Moriya	Corporate Auditor	February 2000	1,356
Masahiko Nishimura	Corporate Auditor	June 2001	0

The Company's Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. The Company's Articles of Incorporation provide for a maximum of 15 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors expires at the close of the ordinary general meeting of shareholders held with respect to the last settlement of accounts within one year after a Director's assumption of office. The Board of Directors elects from among its members one or more Representative Directors, who have the authority individually to represent the Company. From among its members, the Board of Directors also may elect a Chairman, Vice Chairman and President, and one or more Executive Vice Presidents, Senior Executive Directors, Executive Directors and Executive Advisers.

The Company's Articles of Incorporation provide for not more than four Corporate Auditors. Corporate Auditors are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor expires at the close of the ordinary general meeting of shareholders held with respect to the last settlement of accounts within four years after such Corporate Auditor's assumption of office. At least one of the Corporate Auditors must be a person who has not been a Director or employee of the Company or any of its subsidiaries for a period of five years preceding the date on which such person assumes the office of Corporate Auditor. Effective as of 1 May 2005, at least half of the Corporate Auditors must be persons who have not been a Director or an employee of the Company or any of its subsidiaries. Corporate Auditors are under a statutory duty to oversee the administration of the affairs of the Company by the Directors, to examine the financial statements and business reports of the Company to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are entitled to attend meetings of the Board of Directors and to express their opinions, but they are not entitled to vote. Under the Commercial Code of Japan and related laws, the Corporate Auditors collectively constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of the Company's affairs and financial position and other matters concerning the performance of the Corporate Auditors' duties.

In addition to Corporate Auditors, the Company must appoint independent certified public accountants, who have statutory duties to examine the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Corporate Auditors and the Directors. The

independent certified public accountants also review the securities reports, which are publicly available, that companies listed in Japan must file with the Director General of the relevant Local Finance Bureau. ChuoAoyama Audit Corporation acts as the independent certified public accountant for the Company.

Under the Commercial Code and other related laws, Japanese companies, including the Company, may change their corporate governance structure to a new structure consisting of a board of directors, three committees (an appointment committee, audit committee and compensation committee, whose members will be elected by the board of directors from among its members) and executive officers, provided that their Articles of Incorporation are amended allowing such structure. If the Company decides to adopt such a structure, the Company will not be permitted to have Corporate Auditors.

EXECUTIVE COMPENSATION

The aggregate remuneration paid to the Company's Directors was ¥269 million and the aggregate remuneration paid to its Corporate Auditors was ¥21 million for the year ended 31 March 2003.

As of 1 April 2002, retirement payment plans for Directors and Corporate Auditors were abolished and ¥291 million was accounted for as other expenses.

STOCK OPTION PLANS

The Company has granted stock options to its Directors and employees. In accordance with the Commercial Code of Japan, the Company adopted stock option plans by resolution of shareholders' meetings held on 29 January 2001, 1 June 2001, 16 June 2002 and 22 June 2003.

Under the stock option plans, as of 30 September 2003 1,813,229 shares of common stock may be issued to Directors and employees, respectively, upon the exercise of the options. For the options authorised on 29 January 2001, the exercise period extends from 1 February 2003 through 31 January 2006; for the options authorised on 1 June 2001, the period extends from 1 December 2003 through 31 January 2007; for the options authorised on 16 June 2002, the period extends from 15 July 2005 through 14 July 2010; for the options authorised on 22 June 2003, the period extends from 15 July 2005 to 14 July 2008.

Subsidiary

The Company conducts its business together with its subsidiary (being a company in which the Company holds, directly or indirectly, more than 50% of the voting rights).

As of 30 September 2003, the Company had 1 consolidated subsidiary.

The following table gives certain information concerning the Company's consolidated subsidiary as of 30 September 2003:

Name	Place of head office/ Country of incorporation	Issued share capital (Millions)	Direct or indirect ownership by the Company (%)	Principal business
Matsui Real Estate Co., Ltd.	Tokyo, Japan	¥450	100	Real estate business

Terms and conditions of the Bonds

The following terms and conditions of the Bonds, subject to completion and amendment and save for the paragraphs in italics, will be endorsed on the Bonds:

This Bond is one of a series of ¥40,000,000,000 Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, *shinkabu yoyakuken-tsuki shasai*) (the "Bonds", which term shall, unless the context requires otherwise, include stock acquisition rights incorporated in the Bonds) of ¥2,000,000 each issued by Matsui Securities Co., Ltd. (the "Company") and constituted by a trust deed (the "Trust Deed") dated 17 November 2003 (the "Closing Date") made between the Company of the one part and J.P. Morgan Corporate Trustee Services Limited (the "Trustee", which expression shall include its successors as trustee under the Trust Deed, as trustee for the holders of the Bonds (the "Bondholders")) of the other part. A stock acquisition right (*shinkabu yoyakuken*) (the "Stock Acquisition Right"), entitling the Bondholder to acquire fully paid and non-assessable shares of common stock of the Company (the "Shares") as described below, is incorporated in this Bond as an integral part thereof. Copies of the Trust Deed and of the agency agreement (the "Agency Agreement") dated 17 November 2003 relating to the Bonds between, *inter alios,* the Company, the Trustee, the principal agent and the agent referred to in Conditions 4 and 5 (the "Principal Agent" and the "Agent", respectively) are available for inspection during usual business hours at the registered office for the time being of the Trustee, being at the date of issue hereof at Trinity Tower, 9 Thomas More Street, London E1W 1YT, and at the specified office(s) of each of the Principal Agent and the Agent. References herein to the Agents shall, unless the context otherwise requires, include the Principal Agent and any other or further agent(s) appointed by the Company from time to time. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of all those applicable to them of the Agency Agreement. The statements in these terms and conditions (the "Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed. Any terms defined in the Trust Deed shall have the same meanings when used herein except where otherwise indicated.

1 FORM, DENOMINATION AND STATUS

The Bonds are issued in bearer form in the denomination of ¥2,000,000 each. The issue price of the Bonds (excluding the Stock Acquisition Rights) (the "Issue Price") is 100.0 per cent. of the principal amount of the Bonds. Each Bond is serially numbered and title to the Bonds will pass by delivery. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it, or its theft or loss) and no person will be liable for so treating the holder. The Bonds are direct, unconditional, unsubordinated and (subject to the provisions of Condition 2) unsecured obligations of the Company, ranking *pari passu* and rateably without any preference among themselves, and, except for the provisions of Condition 2 and with the exception of obligations in respect of national and local taxes and for certain other statutory exceptions, equally with all other present and future unsecured obligations (other than subordinated obligations, if any) of the Company from time to time outstanding.

The obligations of the Company in respect of the Bonds and the Stock Acquisition Rights incorporated therein shall arise and shall be extinguished simultaneously. The Bonds and the Stock Acquisition Rights incorporated therein may not be transferred or dealt with separately from each other.

2 NEGATIVE PLEDGE

So long as any of the Bonds remains outstanding (as defined in the Trust Deed), the Company will not, and will procure that no Principal Subsidiary (as defined in Condition 9) incorporated under the laws of Japan will, create or permit to be outstanding any pledge, mortgage, charge or other security interest for the benefit of the holders of any Securities (as defined below) upon the whole or any part of the property or assets, present or future, of the Company or of any Principal Subsidiary incorporated under the laws of Japan to secure (i) payment of any sum due in respect of any Securities or (ii) any payment under any guarantee of Securities or (iii) any payment under any indemnity or other like obligation in respect of Securities, in any such case in which:

(a) either such Securities are by their terms payable, or confer a right to receive payment, in any currency other than yen, or such Securities are denominated in yen and more than 50 per cent. of the aggregate

principal amount thereof is initially distributed outside Japan by or with the authorization of the Company; and

(b) such Securities are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market outside Japan, without in any such case at the same time according the Company's obligations under the Bonds and the Trust Deed, to the satisfaction of the Trustee, the same security as is granted to or is outstanding in respect of such Securities or such guarantee, indemnity or other like obligation or such other security or guarantee as the Trustee in its absolute discretion shall deem not materially less beneficial to the interests of the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

For this purpose "Securities" mean bonds, debentures, notes or other similar securities of the Company or of any Principal Subsidiary incorporated under the laws of Japan with a stated maturity of more than one year from the creation thereof.

3 DEFAULT INTEREST

The Bonds do not bear interest unless payment of any amount in respect of any Bond is improperly withheld or refused, in which case such unpaid amount will bear interest (both before and after judgment) from the date of default to the earlier of (i) the day on which all sums due in respect of such Bond up to but excluding that day are received by or on behalf of the relevant Bondholder and (ii) the day seven days after the Principal Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to but excluding that seventh day (except to the extent that there is a failure in the subsequent payment to the relevant Bondholders under these Conditions) at the rate of interest per annum determined by the Principal Agent as being equal to the offered rate quoted by a leading bank in the Euro-yen market selected by the Principal Agent for deposits in yen for the period of three months, as at 11.00 a.m. (London time) on the date of such default. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

4 PAYMENTS

4.1 Payments in respect of principal, default interest and premium (if any) will be made against surrender of Bonds at any specified office outside Japan of any Agent. Such payments will be made by a yen cheque drawn on, or by transfer to a yen account (in the case of payment to a non-resident of Japan, to a non-resident yen account) maintained by the payee with, a bank in Japan, subject in all cases to any fiscal or other laws and regulations applicable thereto but without prejudice to the provisions of Condition 7.

4.2 The initial Principal Agent and other Agent and their initial specified offices are set out at the end of these Conditions. The Company initially appoints JP Morgan Chase Bank, London Branch and J.P. Morgan Bank Luxembourg S.A. as Principal Agent and Agent, respectively. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Principal Agent or any other Agent and to appoint other or further Agents, provided that it will at all times maintain (i) a Principal Agent; (ii) Agents having specified offices in at least two major cities in Europe, which, so long as the Bonds are listed on the official list of the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 and admitted to trading on the London Stock Exchange plc's market for listed securities, shall include London; and (iii) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 comes into force, an Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to such Directive or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such termination or appointment and of any changes in the specified offices of any Agents will promptly be given to the Bondholders in accordance with Condition 12.

4.3 If the due date for payment of any amount of principal or premium (if any) in respect of any Bond is not a business day (as defined below), then the holder thereof shall not be entitled to payment of the amount due until the next following business day and no other payment will be made as a consequence of the day on which the relevant Bond may be presented for payment under this Condition 4.3 falling after the due date. In this Condition 4.3, "business day" means any day on which banks are open for business in the place of the specified office of the Agent at which the Bond is presented for payment and (in the case of payment by transfer to a yen account as referred to in Condition 4.1) on which dealings in foreign currency may be carried on both in Tokyo and in such place.

5 EXERCISE OF STOCK ACQUISITION RIGHTS

5.1.1 Subject to and upon compliance with the provisions of this Condition 5, each Bondholder is entitled to exercise the Stock Acquisition Right to acquire fully-paid and non-assessable Shares in accordance with and subject to the Conditions. Upon exercise of the Stock Acquisition Rights, the Bondholder exercising such Stock Acquisition Rights shall be deemed to make a request to the Company that, in lieu of the full redemption of the relevant Bond, the Company shall treat such exercise as payment by the Bondholder of the full amount required to be paid upon exercise of the Stock Acquisition Rights, being equal to the Issue Price, as set forth under items 7 and 8 of paragraph 1 and paragraph 2 of Article 341-3 of the Commercial Code of Japan (Law No. 48 of 1899, as amended) (the "Commercial Code"), as having been paid by the Bondholder.

5.1.2 Under the Commercial Code, the Company may issue new Shares and/or transfer Shares that it holds as treasury stock to a Bondholder upon exercise of a Stock Acquisition Right. Accordingly, references in these Conditions to the issuance of Shares shall be read as including both the issuance of new Shares and the transfer of Shares held by the Company as treasury stock and the words "issue", "issued" and "issuance" shall be construed accordingly. In addition, references in these Conditions to the word "acquired" used in conjunction with the Shares shall be read as including both the words "issued" and "transferred", and the word "acquisition" shall be construed accordingly.

5.1.3 The number of Shares to be acquired by the Bondholder exercising Stock Acquisition Rights will be determined by dividing the aggregate Issue Price of the Bonds deposited by a Bondholder at the same time upon exercise of the Stock Acquisition Rights by the Conversion Price (as defined below) applicable on the Stock Acquisition Date (as defined below). Subject as provided in Condition 5.4, fractions of a Share will not be issued upon exercise of any Stock Acquisition Right and no adjustment or cash payment will be made in respect thereof. However, if more than one Stock Acquisition Right is exercised at any one time by the same Bondholder, the number of Shares which shall be acquired upon exercise of such Stock Acquisition Rights shall be calculated on the basis of the aggregate Issue Price of the Bonds in which such Stock Acquisition Rights so exercised are incorporated.

5.1.4 The price at which Shares shall be acquired upon exercise of the Stock Acquisition Right (the "Conversion Price") shall initially be ¥3,910 per Share, subject to adjustment in the manner provided in Condition 5.2 and Clause 7.8 of the Trust Deed.

5.1.5 The Stock Acquisition Right may be exercised into fully-paid and non-assessable Shares at any time during the period (the "Exercise Period") from and including 1 December 2003 up to the close of business (at the place where the Stock Acquisition Right is to be exercised) on 17 March 2011, or (i) if the relevant Bond shall have been called for redemption pursuant to Condition 6.2, 6.3 or 6.4, then up to the close of business (at the place as aforesaid) on the third business day in Tokyo prior to the date fixed for redemption thereof or (ii) if such Bond shall become due and repayable pursuant to Condition 9, then up to the time when such Bond becomes so due and repayable,

provided that in no event shall the Stock Acquisition Right be exercised after 17 March 2011. Upon expiration of the Exercise Period, all the Stock Acquisition Rights then outstanding will lapse and cease to be exercisable or valid for any purposes.

For the purposes of this Condition 5.1.5, the term "business day in Tokyo" means any day (other than a Saturday, Sunday or a day which shall be a legal holiday in Tokyo or a day on which banks in Tokyo are obliged or authorised by law or executive order to close) on which banks are open for business in Tokyo.

5.1.6 No Stock Acquisition Right may be exercised in part only.

5.1.7 Notwithstanding anything herein to the contrary, if and so long as the Company is generally prohibited under any applicable Japanese law, or under the provisions of the Articles of Incorporation of the Company for the time being in effect, from delivering a certificate or certificates for Shares which, but for such law or such provisions, would have been deliverable upon exercise of the Stock Acquisition Rights or upon retroactive adjustment of the Conversion Price as provided in Condition 5.1.9, then the Company shall pay or cause to be paid in yen to or to the order of the exercising Bondholder a cash amount equal to the Market Value (as defined in Clause 7.7 of the Trust Deed) of the Shares in respect of which a certificate or certificates cannot be delivered generally, all as more particularly described in Clause 7.7 of the Trust Deed.

5.1.8 To exercise the Stock Acquisition Right incorporated in any Bond, the exercising Bondholder shall complete, sign and deposit at the specified office of an Agent at his own expense during normal business hours of the Agent with which the deposit is being made a notice (the "Notice"), in the form obtainable from any Agent, together with the relevant Bond.

The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Custodian (as defined in the Trust Deed) and to appoint another Custodian; provided that there shall always be a Custodian, having a specified office outside Japan. Notice of any such termination or appointment and of any changes in the specified offices of the Custodian will be given to the Bondholders in accordance with Condition 12. The Custodian has initially appointed The Chuo Mitsui Trust and Banking Company, Limited as the Custodian's Agent in Japan at its specified office set out at the end of these Conditions and may, with the prior written approval of the Trustee, alter such appointment at any time. The Company shall give notice to the Bondholders in accordance with Condition 12 of any change in the Custodian's Agent in Japan and/or its specified office. The Custodian shall have no liability to Bondholders for any loss suffered by them as a result of any failure on the part of the Custodian's Agent in Japan to perform its functions pursuant to these Conditions and the Agency Agreement nor any obligation to perform those functions should the Custodian's Agent in Japan not do so. The Custodian shall not be liable for monitoring or supervising the performance by the Custodian's Agent in Japan of such functions.

As conditions precedent to the exercise of the Stock Acquisition Right, the Bondholder must pay to such Agent (or make arrangements satisfactory to the Agent for the payment of) all stamp, issue, registration or other similar taxes and duties (if any), together with any incidental expenses in connection therewith, arising upon such exercise in the country in which the Stock Acquisition Right is to be exercised or payable in any jurisdiction consequent upon the issue or transfer of Shares to or to the order of a person other than the exercising Bondholder. Except as aforesaid, the Company will pay the expenses arising on the acquisition of Shares upon exercise of the Stock Acquisition Right and all charges of the Agents in connection therewith. The Bondholder (and if applicable, the person other than the Bondholder to whom the Shares are to be issued or transferred) must provide the Agent with details of the relevant tax authority to which the Agent must pay monies received. The Agent is

under no obligation to determine whether a Bondholder is liable to pay stamp, issue, registration or similar taxes and duties or the amounts payable (if any).

The date on which any Bond and the Notice relating thereto are deposited with an Agent, or on which all conditions precedent to the exercise of the relevant Stock Acquisition Rights are fulfilled, whichever shall be later, is hereinafter referred to as the "Deposit Date" applicable to such Bond. The request for exercise shall be deemed to have been made, and accordingly the exercise will become effective, at 23:59 hours (London time) on the Deposit Date applicable to the relevant Bond (and the next calendar day, being the calendar day in Japan on which such time in London falls, is herein referred to as the "Stock Acquisition Date" applicable to such Bond). A Notice once deposited shall not be withdrawn without the consent in writing of the Company.

At any time when the relevant Bond(s) is/are represented by the Temporary Global Bond or Permanent Global Bond, the exercising Bondholder must deposit the Notice in the manner aforesaid with any Agent, together with an authority to Euroclear Bank S.A./N.V. (as operator of the Euroclear System ("Euroclear")) to debit, or to procure Clearstream Banking, société anonyme ("Clearstream, Luxembourg") to debit, the Bondholder's account pro tanto. *With effect from the relevant Stock Acquisition Date, Euroclear or Clearstream, Luxembourg, as the case may be, shall debit the Bondholder's account with the number of the Bond(s) the Stock Acquisition Right(s) incorporated in which has/have been exercised and the number of Bonds represented by the Temporary Global Bond or the Permanent Global Bond, as the case may be, shall be reduced accordingly.*

5.1.9 The Company shall procure that the relevant Agent shall endorse the Notice as or on behalf of the Custodian. With effect from the Stock Acquisition Date, the Company shall deem the Custodian or its nominee to have become the holder of record of the number of Shares to be acquired upon such exercise of the Stock Acquisition Right (disregarding any fraction of a Share resulting from such exercise, except as provided in Condition 5.4, and also disregarding any retroactive adjustment of the Conversion Price pursuant to Clause 7.8 of the Trust Deed prior to the time such retroactive adjustment shall have become effective). Thereafter, the Company shall, subject to any applicable limitations then imposed by Japanese law or the Articles of Incorporation of the Company, as soon as practicable, issue and deliver or transfer to the Custodian's Agent in Japan a certificate or certificates for the relevant Shares registered in the name of the Custodian or its nominee together with any other securities, property or cash (including cash payable pursuant to Condition 5.1.7) required to be delivered upon exercise of the Stock Acquisition Right and the Custodian's Agent in Japan shall, according to the request made in the relevant Notice, either:

(i) as soon as practicable, and in any event within 14 days after the Stock Acquisition Date, deliver or cause to be delivered to the order of the person named for that purpose in the relevant Notice at the specified office in Japan for the time being of the Custodian's Agent in Japan such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on exercise and such assignments and other documents (if any) as may be required by law to effect the transfer thereof; or

(ii) as soon as practicable, and in any event within 21 days after the Stock Acquisition Date, despatch or cause to be despatched to the order of the person named for that purpose, and at the place in Japan (not being the specified office in Japan for the time being of the Custodian's Agent in Japan) and in the manner specified in the relevant Notice (the expense and risk of despatch at any such place being that of the exercising Bondholder), such certificate or certificates for the relevant Shares, together with any such other securities, property or cash required to be delivered on exercise and despatch or cause to be despatched to the order of the person named for that purpose, and at the place in Japan and in the

manner specified in the relevant Notice, such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Stock Acquisition Date in relation to any Stock Acquisition Right shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions of Clause 7.8 of the Trust Deed and the relevant Stock Acquisition Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company shall procure that the provisions of this Condition 5.1.9 shall be applied, mutatis mutandis, to such number of Shares as is equal to the excess of the number of Shares which would have been acquired upon exercise of such Stock Acquisition Right if the relevant retroactive adjustment had been given effect as at the said Stock Acquisition Date over the number of Shares previously issued pursuant to such exercise, and in such event and in respect of such excess number of Shares references in (i) and (ii) of this paragraph to the Stock Acquisition Date shall be deemed to refer to the date upon which such retroactive adjustment is first reflected in the Conversion Price.

5.1.10 Any year-end dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code) on the Shares acquired upon exercise of a Stock Acquisition Right with respect to the Dividend Accrual Period (as defined below) during which the relevant Stock Acquisition Date falls shall be paid with respect to the full Dividend Accrual Period as if the exercise had taken effect at the beginning of such Dividend Accrual Period. The Shares acquired upon exercise of the Stock Acquisition Right will in all other respects rank *pari passu* with the Shares in issue on the relevant Stock Acquisition Date (except for any right the record date for which precedes such Stock Acquisition Date and any other right excluded by mandatory provisions of applicable law).

A "Dividend Accrual Period" means each of the six-month periods ending on 31 March or 30 September in each year, provided that, if the Company shall change its financial year so as to end on a date other than 31 March, the foregoing six-month periods shall be deemed to be amended mutatis mutandis and any such change shall be promptly notified by the Company to the Trustee in writing.

5.2 The Conversion Price will be subject to adjustment in certain events set out in Clause 7.8 of the Trust Deed including:

5.2.1 the making of any Stock Split (as defined below);

5.2.2 the consolidation or re-classification of Shares;

5.2.3 the granting, issue or offer to the holders of Shares of rights or warrants (including stock acquisition rights) entitling them to subscribe for, purchase or otherwise acquire (i) Shares, or (ii) any securities convertible into or exchangeable for Shares, at a consideration receivable (as defined in the Trust Deed) per Share by the Company less than the Current Market Price per Share (as defined below);

5.2.4 the distribution by the Company to the holders of Shares of evidences of its indebtedness, shares of capital stock of the Company (other than Shares) or assets (including any Extraordinary Dividend (as defined below)) or rights or warrants (including stock acquisition rights) to subscribe for, purchase or otherwise acquire shares (other than Shares) or securities convertible or exchangeable for Shares (other than those rights and warrants mentioned in Condition 5.2.3) provided that no adjustment will be made in respect of annual or interim dividends other than an Extraordinary Dividend.

For the purposes of this Condition 5.2.4:

"Extraordinary Dividend" means, in relation to an Annual Fiscal Period (as defined below) ending on or after 31 March 2004, any dividend (such dividend being the historical dividend without making any retroactive adjustment resulting from Stock Splits or otherwise) in respect of any Relevant Number of Shares (as defined below) in

such Annual Fiscal Period which, when aggregated with the amount of all other cash dividends for such period in respect of such Relevant Number of Shares exceeds the relevant percentage set out below of ¥2,576*.

Annual Fiscal Period ending on 31 March	Percentage
2004	120%
2005	144%
2006	173%
2007	207%
2008	249%
2009	299%
2010	358%
2011	430%

Note:

* *being the amount obtained by multiplying the Relevant Number of Shares (calculated at the initial Conversion Price) by ¥5.04.*

"Annual Fiscal Period" means a period commencing on 1 April and ending on the succeeding 31 March provided that, if the Company shall change its financial year so as to end on a date other than 31 March, "Annual Fiscal Period" shall be deemed to be amended *mutatis mutandis* and any such change shall be promptly notified by the Company to the Trustee in writing; and

"Relevant Number of Shares" means, such number of Shares (disregarding fractions of a Share) as Bondholders shall be entitled to receive in respect of each Bond deposited for exercise of the Stock Acquisition Rights at the Conversion Price in effect at the end of the relevant Annual Fiscal Period.

5.2.5 the issue by the Company of securities convertible into or exchangeable for Shares, including bonds with stock acquisition rights (other than the Bonds or in any of the circumstances mentioned in Condition 5.2.3), or of rights or warrants (including stock acquisition rights) to subscribe for, purchase or otherwise acquire Shares or securities convertible into or exchangeable for Shares (other than in any of the circumstances mentioned in Conditions 5.2.3 and 5.2.4) at a consideration per Share less than the Current Market Price per Share; provided, however, that no such adjustment shall be made for such issuance pursuant to stock ownership plan, incentive plans, employee benefit plans or any other similar plans or arrangements of the Company;

5.2.6 the issue of Shares or transfer by the Company of Shares (other than Shares issued, transferred or otherwise acquired on conversion or exchange of any convertible or exchangeable securities, including the Bonds, issued by the Company or on the exercise of any rights or warrants (including the Stock Acquisition Rights) granted, offered or issued by the Company or in any of the circumstances described in Conditions 5.2.1, 5.2.2 and 5.2.3(i) and other than Shares issued or transferred to or otherwise acquired by shareholders of any company which merges into the Company, upon such merger, or which becomes a wholly-owned subsidiary by a share exchange (*kabushiki-kokan*), in proportion to their shareholdings in such company immediately prior to such merger or share exchange and other than Shares issued or transferred to any corporation or to shareholders of any corporation which transfers its business to the Company following the split of such corporation's business (*kyushu bunkatsu*)) at a consideration per Share less than the Current Market Price per Share; provided, however, that no such adjustment shall be made for such issuance or transfer pursuant to stock ownership plan, incentive plans, employee benefit plans or any other similar plans or arrangements of the Company; and

5.2.7 the distribution to the holders of Shares of shares of a company and any cash or other assets, following the split of the Company's business (*shinsetsu bunkatsu* or *kyushu bunkatsu*) and where the obligations of the Company under the Bonds remain with the Company pursuant to the terms of such corporate split,

provided, however, that:

(a) the Conversion Price will not be reduced as a result of any such adjustment and the Company covenants in the Trust Deed not to take any action which would otherwise reduce the Conversion Price in so far as, under applicable law then in effect, the Stock Acquisition Rights may not be permitted to be exercised at such reduced Conversion Price in order to receive legally issued, fully-paid and non-assessable Shares; and

(b) no adjustment to the Conversion Price will be made in respect of the exercise of rights, warrants and options granted by the Company on or before 30 October 2003.

No adjustment will be made where such adjustment would be less than one yen. Any adjustment not so made will be carried forward and taken into account in any subsequent adjustment. Any adjustment will be promptly notified to the Bondholders in accordance with Condition 12.

For the purpose of Conditions 5.2.3, 5.2.5 and 5.2.6, the "Current Market Price per Share" on any date shall be deemed to be the average of the daily closing prices of the Shares for the 30 consecutive trading days commencing on the 45th trading day before such date. For the purposes of these Conditions, the "closing price" of the Shares for each trading day shall be the last reported selling price (regular way) of Shares on the Tokyo Stock Exchange or, if the Shares are not listed or admitted to trading on such exchange, the average of the closing bid and offered prices of Shares for such day as furnished by any member firm of the Tokyo Stock Exchange selected from time to time by the Company for the purpose and approved by the Trustee. For the purposes of these Conditions, the term "trading day" means a day when the Tokyo Stock Exchange is open for business, but does not include a day when (a) no such last selling price is reported; and (b) (if the Shares are not listed or admitted to trading on such exchange) no such closing bid and offered prices are furnished as aforesaid. If during the said 45-trading day period or any period thereafter up to but excluding the date as of which the adjustment of the Conversion Price in question shall be effected, any event (other than the event which requires the adjustment in question) shall occur which gives rise to a separate adjustment (excluding a retroactive adjustment to take effect on or after such date) to the Conversion Price under the provisions of Clause 7.8 of the Trust Deed, the current market price as determined above shall be adjusted in such manner and to such extent as the Trustee shall in its absolute discretion deem appropriate and fair in order to compensate for the effect of such event and the Trustee shall incur no liability in connection with making such determination.

As used herein, the expression "Stock Split" means any kind of stock split in relation to the Shares, including a free share distribution, a stock dividend or sub-division of Shares.

5.3 In the case of a proposal for (i) any consolidation or amalgamation of the Company with, or merger of the Company into, any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all or substantially all of the assets of the Company; or (ii) any split of the Company's business pursuant to Article 373 et seq. or Article 374-16 et seq. of the Commercial Code (*shinsetsu bunkatsu* or *kyushu bunkatsu*) in which the obligations of the Company under the Bonds are to be assumed by the corporation to whom the business is transferred or divested pursuant to the terms of such corporate split; or (iii) the Company to become a wholly-owned subsidiary of another corporation pursuant to Article 352 et seq. or Article 364 et seq. of the Commercial Code (*kabushiki-kokan* or *kabushiki-iten*), the Company shall inform the Trustee and the Bondholders in accordance with Condition 12 of that proposal at the same time as it gives notice to holders of Shares and, as soon as practicable thereafter, of its proposals in

relation to the Bonds (including the Stock Acquisition Rights). The following provisions shall apply to each case:

5.3.1 *Consolidation, Amalgamation or Merger (shinsetsu gappei or kyushu gappei) or sale or transfer of assets*

In the case of a resolution being passed at a general meeting of shareholders of the Company for the consolidation or amalgamation of the Company with, or merger of the Company into, any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all or substantially all of the assets of the Company, the Company shall forthwith give notice to the Trustee and the Bondholders in accordance with Condition 12 of such event and the anticipated effective date and having regard to the requirements of Japanese or other applicable law regarding the effecting or evidencing of the consolidation, amalgamation, merger, sale or transfer, the Company shall cause the corporation formed by such consolidation or amalgamation or the corporation into which the Company shall have merged or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed (in a form reasonably satisfactory to the Trustee), providing that the holder of each Bond then outstanding shall have the right (during the Exercise Period) to exercise the Stock Acquisition Right and upon exercise to receive the class and amount of shares and other securities and property receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares in respect of which the Stock Acquisition Right could have been exercised immediately prior to such consolidation, amalgamation, merger, sale or transfer. Such supplemental trust deed shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Condition 5.2 and Clause 7.8 of the Trust Deed.

5.3.2 *Split of the Business (shinsetsu bunkatsu or kyushu bunkatsu)*

In the case of any split of the Company's business in which the Company's obligations under the Bonds are to be transferred, pursuant to the terms of such corporate split, to the corporation to whom a part of the Company's business is to be transferred or divested, the Company, having regard to the requirements of Japanese or other applicable law regarding the effecting or evidencing of any such split and the practice then prevailing, shall cause that corporation to execute a trust deed in a form satisfactory to the Trustee, supplemental to the Trust Deed, in conformity with the corporate split agreement or plan.

5.3.3 *Share Exchange (kabushiki-kokan or kabushiki-iten)*

In the case of a resolution being passed at a general meeting of shareholders of the Company for the Company to become a wholly-owned subsidiary of another corporation by way of *kabushiki-kokan* or *kabushiki-iten* then, the Company shall forthwith give notice to the Trustee and Bondholders in accordance with Condition 12 of such event and the anticipated effective date and if it is legally possible under the then applicable Japanese law (taking into account the then official or judicial interpretation or application of such laws) and is practicable, the Company shall use its best endeavours to cause that corporation to execute a trust deed supplemental to the Trust Deed (in a form satisfactory to the Trustee) and to structure the transaction in a manner which, together with the supplemental trust deed, ensures that the holder of each Bond then outstanding shall have the right (during the Exercise Period) to exercise such Stock Acquisition Right and upon exercise to receive the class and amount of shares, other securities and property receivable upon such *kabushiki-kokan* or *kabushiki-iten* by a holder of the number of Shares in respect of which the Stock Acquisition Right could have been exercised immediately prior to such *kabushiki-kokan* or *kabushiki-iten*.

The above provisions of this Condition 5.3 shall apply in the same way to any subsequent consolidations, amalgamations, mergers, sale, transfer or splits, share exchanges or share transfers.

Any supplemental trust deed executed pursuant to Condition 5.3.1, 5.3.2 or 5.3.3 shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Condition 5.2 and Clause 7.8 of the Trust Deed.

5.4 If the Shares in issue are combined or consolidated at any time on or after 30 October 2003 into a smaller number of Shares by operation of law or otherwise and, upon exercise of the Stock Acquisition Rights, any Bondholders would have a fractional entitlement to Shares, then the Company shall immediately notify the Trustee in writing and the Company and the Trustee shall endeavour to agree as to whether a certificate or certificates representing fractions of a Share shall be issued by the Company and/or a cash adjustment shall be made and (a) if agreed, the Company shall, in accordance with the agreement of the Trustee, issue such certificate or certificates for such fractions of a Share to the extent permitted by applicable law with or without a cash adjustment or make a cash adjustment therefor; and (b) in the event of failure of such agreement, the Trustee shall in its sole discretion determine, having regard to the practices then prevailing in Japan and in accordance with the applicable provisions of Japanese law and the Articles of Incorporation of the Company, whether or not such certificate or certificates for such fractions of a Share and/or such cash adjustment shall be issued and/or made by the Company to the exercising Bondholder, and such determination shall, in the absence of manifest error, be final and binding upon the Company and the Trustee shall incur no liability in connection with making such determination, whereupon the Company shall issue such certificate or certificates and/or make such cash adjustment as determined by the Trustee. Notice of such agreement between the Company and the Trustee or determination made by the Trustee shall promptly be given by the Company to the Bondholders in accordance with Condition 12.

6 REDEMPTION AND PURCHASE

6.1 Unless previously redeemed or purchased and cancelled and unless the Stock Acquisition Rights incorporated therein have previously been exercised, the Company will redeem the Bonds at their principal amount on 31 March 2011. The Bonds may not be redeemed at the option of the Company other than in accordance with this Condition 6.

6.2 On and after 17 November 2005, the Company may, having given not less than 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 12 (which notice shall be irrevocable), redeem all, but not some only, of the Bonds then outstanding at 100 per cent. of their principal amount, provided, however, that no such redemption may be made unless the closing price of the Shares for each of 30 consecutive trading days the last of which occurs not more than 15 days prior to the date upon which the notice of such redemption is first published, is at least 130 per cent. of the Conversion Price in effect on each such trading day. Upon such notice, the Company shall be bound to redeem the Bonds at their principal amount on the date fixed for such redemption.

6.3 The Company may, at any time, having given not less than 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 12 (which notice shall be irrevocable), redeem all, but not some only, of the Bonds then outstanding at their principal amount, if (i) the Company satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of Japan or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 30 October 2003, and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the Bonds then

due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Company shall deliver to the Trustee a certificate signed by a Representative Director of the Company stating that the obligation referred to above cannot be avoided by the Company taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the conditions precedent set out above in which event it shall be conclusive and binding on the Bondholders. Upon such notice, the Company shall be bound to redeem the Bonds at their principal amount on the date fixed for such redemption.

6.4 If in relation to Condition 5.3.3 despite the Company using its best endeavours, the transaction cannot be structured in the manner contemplated by Condition 5.3.3, the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders in accordance with Condition 12 (which notice shall be irrevocable) and on or prior to the effective date of such *kabushiki-kokan* or *kabushiki-iten,* redeem all, but not some only, of the Bonds then outstanding at the following redemption prices (expressed as a percentage of the principal amount of the Bonds):

Period during which the redemption date falls	Redemption price
From 17 November 2003 to 31 March 2004	107%
From 1 April 2004 to 31 March 2005	106%
From 1 April 2005 to 31 March 2006	105%
From 1 April 2006 to 31 March 2007	104%
From 1 April 2007 to 31 March 2008	103%
From 1 April 2008 to 31 March 2009	102%
From 1 April 2009 to 31 March 2010	101%
From 1 April 2010 to 31 March 2011	100%

Upon such notice, the Company shall be bound to redeem the Bonds at the applicable redemption price on the date fixed for such redemption. Such redemption shall be effective notwithstanding any failure to complete the transaction specified in Condition 5.3.3.

6.5 The holder of any Bond is entitled, at his option, unless notice of redemption of such Bond by the Company pursuant to Condition 6.2, 6.3 or 6.4 shall have been given in accordance with Condition 12 on or prior to the date of deposit under this Condition 6.5, to require the Company to redeem such Bonds on 30 March 2007 (the "Optional Redemption Date") at 100 per cent. of their principal amount.

To exercise such option, the holder of such Bond shall complete, execute and deposit at the specified office of any Agent, at his own expense, during normal business hours of such Agent not less than 30 nor more than 60 days prior to the Optional Redemption Date, a notice of redemption in the form (for the time being current) obtainable from any Agent, together with such Bond. Such notice of redemption shall be irrevocable and shall not be withdrawn without the consent in writing of the Company.

The Company shall procure that any Agent with whom deposit is made of a notice of redemption together with the related Bond(s) shall issue to the relevant depositor a non-transferable receipt of deposit (a "Receipt"), in which shall be stated the certificate number of each Bond so deposited and other required information. If the holder of a Bond has exercised his option in accordance with the foregoing provisions of this Condition 6.5, the Company shall be bound to redeem such Bond on the Optional Redemption Date at 100 per cent. of its principal amount upon presentation of the Receipt at the specified office of the Agent which issued such Receipt or (if its appointment as an Agent shall have terminated) at the specified office of the Principal Agent.

Any Agent with which a Bond has been deposited as aforesaid shall be deemed for the purposes of these Conditions and the Trust Deed not to be the holder of such Bond

For the purposes of these Conditions and the Trust Deed, to the extent that the context permits, Receipts issued pursuant to this Condition 6.5 shall be treated as if they were Bonds and all references herein to Bonds shall be deemed to include references to Receipts.

The Stock Acquisition Right incorporated in a Bond which has been deposited for redemption pursuant to this Condition 6.5 shall become unexercisable with effect from the date of deposit, and shall be waived and forfeited by the holder of the Bond on redemption of the Bond on the Optional Redemption Date.

The Bondholders' put option in this Condition 6.5 may be exercised by the holder of the Permanent Global Bond giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Permanent Global Bond for endorsement of exercise within the time limits specified in this Condition 6.5.

6.6 The Company and/or any of its Subsidiaries (as defined in the Trust Deed) may at any time purchase Bonds in the open market or otherwise. Such Bonds may, at the option of the Company or the relevant Subsidiary, be held or resold. Bonds that have been purchased by the Company may, at the option of the Company, be cancelled, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be deemed to be waived and forfeited without any action to be taken by the Company. Bonds that have been purchased by the relevant Subsidiary may, at the option of the relevant Subsidiary, be delivered to the Company for cancellation, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be deemed to be waived and forfeited without any action to be taken by such Subsidiary or the Company.

6.7 All Bonds which are redeemed or with respect to which the Stock Acquisition Rights have been exercised will forthwith be cancelled. All Bonds so cancelled and the Bonds purchased pursuant to Condition 6.6 shall be delivered to the Principal Agent and may not be reissued or resold.

6.8 All notices to Bondholders given by or on behalf of the Company pursuant to this Condition 6 will specify the Conversion Price as of the date of the relevant notice, the closing price of the Shares as of the latest practicable date prior to the publication of the notice, the last day on which the Stock Acquisition Right may be exercised and the aggregate principal amount of the Bonds outstanding as of the latest practicable date prior to the publication of the relevant notice.

7 TAXATION

All payments of principal, default interest and premium (if any) by the Company in respect of the Bonds will be made without withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. If such withholding or deduction is so required, the Company will pay such additional amounts as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond presented for payment:

(i) by or on behalf of a Bondholder (a) who is for Japanese tax purposes treated as an individual resident of Japan or a Japanese corporation; or (b) who fails to comply with the Japanese tax law requirements in respect of the exemption from such withholding or deduction; or (c) who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of his being connected with Japan (including carrying on a business or maintaining a permanent establishment in Japan) otherwise than by reason only of the holding of any Bond or the enforcement of rights thereunder or the receipt of payment in respect of any Bond; or

(ii) more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment as of the expiry of such 30-day period; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Agent in a European Union member state.

As used herein, the "Relevant Date" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Agent or the Trustee on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect shall have been duly published in accordance with Condition 12.

Any reference in these Conditions to principal, default interest or premium (if any) shall be deemed also to refer to any additional amounts which may be payable under this Condition 7 or any undertakings or covenants given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8 PRESCRIPTION

Each Bond will become void unless presented for payment within the period of ten years from the Relevant Date for the payment thereof.

9 EVENTS OF DEFAULT

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall, (subject in each case to being indemnified to its satisfaction) give notice in writing to the Company that the Bonds are due and repayable, on the occurrence of any of the following events:

9.1 the Company defaults in the payment of the principal of any of the Bonds as and when the same shall become due and payable in accordance with Condition 6.5, and such default is not remedied within 14 days; or

9.2 the Company defaults in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Bonds and on its part to be performed or observed (other than the covenant to pay the principal of any of the Bonds), which default is, in the opinion of the Trustee, incapable of remedy, or if, in the opinion of the Trustee, capable of remedy, is not remedied within 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Company of notice requiring the same to be remedied; or

9.3 the obligation to repay any indebtedness for money borrowed by the Company or any Principal Subsidiary (as defined below) and having an aggregate outstanding principal amount of at least ¥500,000,000 (or its equivalent (as determined by the Trustee as set out below) in any other currency or currencies) is accelerated prior to its stated maturity as a result of a default in respect of the terms thereof (otherwise than pursuant to a provision permitting prepayment at the option of the Company or the relevant Principal Subsidiary), or any indebtedness for borrowed money of the Company or any Principal Subsidiary having an aggregate outstanding principal amount of at least ¥500,000,000 (or its equivalent (as determined by the Trustee as set out below) in any other currency or currencies) is not paid at its stated maturity or on demand where it is expressed to be payable on demand (or in each case by the expiration of any applicable grace period as originally provided); or

9.4 the Company or any Principal Subsidiary fails to pay or otherwise defaults in making any payment due under any guarantee and/or any indemnity given by any of them in respect of any obligation or indebtedness for money borrowed having an aggregate outstanding principal amount of at least ¥500,000,000 (or its equivalent (as determined by the Trustee as set out below) in any other currency or currencies); or

9.5 proceedings shall have been initiated against the Company or any Principal Subsidiary seeking with respect to the Company or any Principal Subsidiary a decree of commencement of reorganization procedures or adjustment under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction and such proceedings shall not have been discharged or stayed within a period of 60 days; or

9.6 a final decree or order is made or issued by a court of competent jurisdiction adjudicating the Company or any Principal Subsidiary bankrupt or insolvent, or approving a petition seeking with respect to the Company or any Principal Subsidiary a decree of commencement of reorganization procedures or adjustment under the Bankruptcy Law, the Corporate Reorganisation Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction or a final decree or order is made or issued by a court of competent jurisdiction for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or any Principal Subsidiary or of all or any material (in the opinion of the Trustee) part of the property of any of them, or for the winding-up, dissolution or liquidation of the Company or any Principal Subsidiary in its bankruptcy or insolvency; or

9.7 a resolution is passed for the winding-up, dissolution or liquidation of the Company except:

9.7.1 in connection with or in pursuance of a merger, consolidation, amalgamation, reorganization or reconstruction (including the establishment of a holding company) upon which the continuing corporation or the corporation formed thereby effectively assumes the entire obligations of the Company under the Trust Deed and the Bonds; or

9.7.2 if the terms have previously been approved by the Trustee in writing or by an Extraordinary Resolution of the Bondholders; or

9.8 the Company or any Principal Subsidiary stops payment (within the meaning of the Bankruptcy Law of Japan) or any applicable law of any other jurisdiction), or institutes proceedings seeking adjudication of bankruptcy or seeking with respect to itself a decree of commencement of reorganisation procedure or adjustment under the Bankruptcy Law, the Corporate Reorganisation Law, the Civil Rehabilitation Law, the Commercial Code or any other similar applicable law of Japan or any other jurisdiction, or consents to the institution of any such proceedings, or consents to, or acquiesces in, the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or of all or any material (in the opinion of the Trustee) part of its property, or makes a general assignment for the benefit of its creditors; or

9.9 the Company transfers or sells all or substantially all of the assets of the Company, or the Company ceases, or through an official action of its Board of Directors threatens to cease to carry on its business except:

9.9.1 in connection with or in pursuance of a merger, consolidation, amalgamation, reorganization or reconstruction (including the establishment of a holding company) upon which the continuing corporation or the corporation formed thereby effectively assumes the entire obligations of the Company under the Trust Deed and the Bonds; or

9.9.2 if the terms have previously been approved by the Trustee in writing or by an Extraordinary Resolution of the Bondholders; or

9.10 any encumbrancer takes possession of the whole or any material (in the opinion of the Trustee) part of the assets or undertakings of the Company or any Principal Subsidiary or a distress, execution or other similar process is levied or enforced upon or sued out against the whole or any material (in the opinion of the Trustee) part of the chattels or property of the Company or any Principal Subsidiary and is not removed, discharged or paid out within 60 days or such longer period as the Trustee may consider appropriate in relation to the jurisdiction concerned having taken appropriate legal advice upon which the Trustee shall be entitled to rely absolutely;

and, in the case of any of the events described in Conditions 9.2, 9.3, 9.4, 9.5 and 9.10 and (if such events relate only to a Principal Subsidiary) 9.6 and 9.8 herein, the Trustee shall have certified in writing to the Company that the event is, in its opinion, materially prejudicial to the interests of the Bondholders.

For the purposes of Conditions 9.3 and 9.4, any indebtedness which is in a currency other than Japanese yen may be translated into Japanese yen at the spot rate for the sale of Japanese yen against the purchase of the relevant currency quoted by any leading bank selected by the Trustee on any day when the Trustee requests such a quotation for such purpose.

"Principal Subsidiary" means any Consolidated Subsidiary (as defined in the Trust Deed) of the Company, (i) whose total net sales as shown by the latest audited annual non-consolidated financial statements (or, where the Consolidated Subsidiary in question itself prepares consolidated financial statements, those latest audited annual consolidated financial statements) of such Consolidated Subsidiary used for the purposes of the latest audited annual Consolidated Financial Statements (as defined in the Trust Deed) being made up, are at least 10 per cent. of the total net sales of the Company and its Consolidated Subsidiaries as shown by such audited Consolidated Financial Statements or (ii) whose total assets as shown by the latest audited annual non-consolidated financial statements (or, as the case may be, latest audited annual consolidated financial statements) of such Consolidated Subsidiary used for the purposes of the latest audited annual Consolidated Financial Statements being made up, are at least 10 per cent. of the total assets of the Company and its Consolidated Subsidiaries as shown by such audited annual Consolidated Financial Statements. A certificate provided by the Directors of the Company that, in their opinion a Consolidated Subsidiary is or is not or was or was not at a specified date a Principal Subsidiary, accompanied by a report by the Auditors (as defined in the Trust Deed) as to the proper extraction of the figures used by the Directors in determining whether or not a Consolidated Subsidiary is or is not or was or was not a Principal Subsidiary and the mathematical accuracy of the calculations made by the Directors shall, in the absence of manifest error, be conclusive and binding on all parties.

Upon any such notice being given to the Company, the Bonds shall immediately become due and repayable at their principal amount as provided in the Trust Deed.

10 ENFORCEMENT

At any time after the Bonds shall have become due and repayable, the Trustee may, at its absolute discretion and without further notice, take such proceedings against the Company as it may think fit to enforce repayment of the Bonds together with accrued default interest pursuant to Condition 4 and to enforce the provisions of the Trust Deed, but it shall not be bound to take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding; and (b) it shall have been indemnified to its satisfaction. No Bondholder shall be entitled to proceed directly against the Company unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period of time and such failure shall be continuing.

11 REPLACEMENT OF BONDS

Should any Bond be lost, stolen, destroyed, mutilated or defaced, it may be replaced at the specified office of the Replacement Agent as may from time to time be appointed by the Company with the prior written approval of the Trustee, upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence, security, indemnity (which shall require, inter alia, that if such allegedly lost, stolen or destroyed Bond is subsequently presented for payment or redemption or is subsequently purchased by the Company or any Subsidiary, there shall be paid to the Company on demand the principal amount of such Bond (together with any premium, if any)) and otherwise as the Company may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Bonds must be surrendered before replacements will be issued. The initial Replacement Agent and its initial specified office are set out at the end of these Conditions.

12 NOTICES

All notices to the Bondholders will be valid if published in a leading newspaper having general circulation in London (which is expected to be in the Financial Times). If publication in any of such newspapers is not

(in the opinion of the Trustee) practicable, notices will be given in such other newspaper or newspapers as the Company, with the approval of the Trustee, shall determine. Such notices shall be deemed to have been given on the date of their publication or, if published more than once or on different dates, on the first date on which publication shall have been made in the newspaper or newspapers in which publication is required.

So long as the Bonds are represented by the Temporary Global Bond or the Permanent Global Bond and such Temporary Global Bond or the Permanent Global Bond, as the case may be, is held on behalf of a clearing system, notices to Bondholders shall be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders in substitution for publication required by the Conditions.

13 MEETINGS OF BONDHOLDERS; MODIFICATION AND WAIVER

The Trust Deed contains provisions for convening meetings of the Bondholders to consider any matter affecting their interests, including the sanction by an Extraordinary Resolution of a modification of any provision of these Conditions or of the Trust Deed. The quorum for any such meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing not less than 50 per cent. in principal amount of the Bonds for the time being outstanding, or for any adjourned meeting two or more persons being or representing Bondholders (whatever the principal amount of Bonds held or represented) except that at any meeting the business of which includes the modification of certain provisions of the Bonds or of the Trust Deed (including modifying the date of maturity of the Bonds (in which case the Company shall prepare a supplemental offering circular to that effect), reducing or cancelling any amount payable in respect of the Bonds or altering the currency of payments under the Bonds, or abrogating or modifying any Stock Acquisition Right), the necessary quorum for passing an Extraordinary Resolution shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned such meeting not less than 50 per cent., in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed at any such meeting shall be binding on all the Bondholders, whether present or not.

The Trustee may, without the consent of the Bondholders, agree to any modification (except as aforesaid and as set out in the Trust Deed) of the Trust Deed, the Bonds (including these Conditions) or to any waiver or authorization of any breach, continuing breach or proposed breach by the Company of the provisions of the Trust Deed or the Bonds which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Bondholders or to any modification of the Trust Deed or the Bonds (including these Conditions) which is, in the opinion of the Trustee, formal, minor or technical or which is made to correct a manifest error or in order to comply with mandatory provisions of Japanese law. Any such modification, waiver or authorization shall be binding on the Bondholders and shall (unless the Trustee agrees otherwise) be notified to the Bondholders in accordance with Condition 12 as soon as practicable thereafter.

14 ENTITLEMENT OF THE TRUSTEE

In connection with the exercise of its functions (including but not limited to those referred to in these Conditions) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Company any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders.

15 INDEMNIFICATION OF THE TRUSTEE

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking steps to enforce the provisions of the Trust Deed or the terms of the Bonds. The Trustee shall not be obliged or required to take any action under the Trust Deed or these Conditions, which may involve it in incurring any personal liability or expense unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Company or any person or body corporate associated with the Company without accounting for any profit resulting therefrom.

The Trustee may rely without liability to Bondholders on any certificate or report prepared by the Auditors pursuant to these Conditions and/or the Trust Deed, whether or not addressed to the Trustee and whether or not (in the case of an Auditor's certificate) the Auditor's liability in respect thereof is limited by a monetary cap or otherwise and shall be obliged to do so where the certificate or report is delivered pursuant to the obligation of the Company to procure such delivery under these Conditions and/or the Trust Deed; any such certificate or report shall be conclusive and binding on the Company, the Trustee and the Bondholders.

16 CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

17 GOVERNING LAW

The Trust Deed and the Bonds are governed by, and shall be construed in accordance with, English law. The Company has in the Trust Deed submitted to the jurisdiction of the English courts for all purposes in connection with the Trust Deed and the Bonds and in relation thereto the Company has appointed Hackwood Secretaries Limited whose office is at present at One Silk Street, London EC2Y 8HQ as its agent in England for receipt of process on its behalf.

Summary of provisions relating to the Bonds while in global form

The Temporary Global Bond and the Permanent Global Bond contain provisions which apply to the Bonds while they are in global form, some of which modify the effect of the Terms and Conditions of the Bonds set out in this document. The following is a summary of certain of those provisions:

1 EXCHANGE

The Temporary Global Bond is exchangeable in whole or part for interests in the Permanent Global Bond on or after a date which is expected to be 29 December 2003 against certification of non-US beneficial ownership in the form set out in the Temporary Global Bond. The Permanent Global Bond is exchangeable in whole but not in part (free of charge to the holder) for the definitive Bonds described below (i) if the Permanent Global Bond is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or (ii) if the Company would suffer a material disadvantage in respect of the Bonds as a result of a change in the laws or regulations (taxation or otherwise) which would not be suffered were the Bonds in definitive form and a certificate to such effect signed by a Representative Director of the Company is delivered to the Trustee. Thereupon (in the case of (i) above) the holder may give notice to the Trustee, and (in the case of (ii) above) the Company may give notice to the Trustee and the Bondholders, of its intention to exchange the Permanent Global Bond for definitive Bonds on or after the Exchange Date (as defined below) specified in the notice.

On or after any Exchange Date, the holder of the Permanent Global Bond may surrender the Permanent Global Bond to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Bond, the Company will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bonds, security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in the First Schedule to the Trust Deed. On exchange of the Permanent Global Bond, the Company will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant definitive Bonds.

"Exchange Date" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (i) above, in the cities in which the relevant clearing system is located.

2 PAYMENTS

No payments will be made on the Temporary Global Bond unless exchange for an interest in the Permanent Global Bond is withheld or refused in which case payments on the Temporary Global Bond will only be made upon certification of non-US beneficial ownership in accordance with the rules of Euroclear and Clearstream, Luxembourg. Payments of principal in respect of Bonds represented by the Permanent Global Bond will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Bonds, surrender of the Permanent Global Bond to or to the order of the Principal Paying Agent or such other Agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule of the Permanent Global Bond, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Bonds. Condition 4.2(iii) and Condition 7(iii) will apply to definitive Bonds only.

3 EXERCISE OF STOCK ACQUISITION RIGHTS

At any time when the relevant Bond(s) is/are represented by the Temporary Global Bond or Permanent Global Bond, and whilst the Temporary Global Bond or Permanent Global Bond is held on behalf of Euroclear and/or Clearstream, Luxembourg, any notice of exercise of a Stock Acquisition Right shall be given in accordance with the standard procedures of Euroclear and/or Clearstream, Luxembourg, in a form acceptable to the relevant clearing system from time to time (which may include a notice being given on the instruction of the relevant accountholder by the relevant clearing system or any common depositary therefor to the Principal Agent by electronic means). The exercising Bondholder must deposit the Notice

(as defined in Condition 5.1.8 of the Bonds) with any Agent together with an authority to Euroclear to debit, or to procure Clearstream, Luxembourg to debit, the Bondholder's account *pro tanto*. With effect from the relevant Stock Acquisition Date, Euroclear or Clearstream, Luxembourg, as the case may be, shall debit the Bondholder's account with the number of Bond(s) in respect of which the Stock Acquisition Right(s) has or have been exercised and the number of Bonds represented by the Temporary Global Bond or Permanent Global Bond shall be reduced accordingly.

4 NOTICES

So long as the Bonds are represented by the Permanent Global Bond and the Permanent Global Bond is held on behalf of a clearing system, notices to Bondholders shall be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders in substitution for publication required by the Conditions.

5 PRESCRIPTION

Claims against the Company in respect of principal on the Bonds while the Bonds are represented by the Permanent Global Bond will become void unless it is presented for payment within the period of 10 years from the appropriate Relevant Date (as defined in Condition 7).

6 MEETINGS

The holder of the Permanent Global Bond will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each Bond for which the Permanent Global Bond may be exchanged.

7 PURCHASE AND CANCELLATION

Cancellation of any Bond required by the Conditions to be cancelled will be effected by a reduction in principal amount of the Permanent Global Bond.

8 TRUSTEE'S POWERS

In considering the interests of Bondholders while the Permanent Global Bond is held on behalf of a clearing system the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Permanent Global Bond and may consider such interests as if such accountholders were the holder of the Permanent Global Bond.

9 CALL OPTION

The option of the Company provided for in Condition 6.2, 6.3 or 6.4 shall be exercised by the Company giving notice to the Bondholders within the time limits set out therein and containing the information required by that Company in accordance with paragraph 4 above.

10 PUT OPTION

The Bondholders' put option provided for in Condition 6.5 may be exercised by the holder of the Permanent Global Bond giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Permanent Global Bond for endorsement of exercise within the time limits specified in Condition 6.5.

Description of the shares

Set out below is certain information concerning the Shares, including brief summaries of material provisions of the Articles of Incorporation and Share Handling Regulations of the Company and of the Commercial Code relating to joint stock corporations (*kabushiki kaisha*) and certain related legislation, all as currently in effect.

GENERAL

The presently authorized share capital of the Company is 350,000,000 shares, of which 88,138,547 Shares have been issued as of the date of this Offering Circular. The Commercial Code requires that Shares be in registered form. Under the Commercial Code, shares are transferable by delivery of a share certificate, but in order to assert shareholders' rights against the Company, the transferee must have its name registered in the Company's register of shareholders. Shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust and Banking Company, Limited, the transfer agent for the Company, and foreign shareholders may file a specimen signature in lieu of a seal impression. Shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the Shares. Pursuant to this system, a holder of Shares is able to choose, at his discretion, to participate in this system and all certificates of Shares elected to be put into this system are deposited with the central clearing system (through a participating institution having a clearing account with the clearing house, if the holder is not such a participating institution) and all such Shares are registered in the name of the clearing house, the Japan Securities Depository Center, Inc. ("JASDEC"), on the Company's register of shareholders. Each participating shareholder is, in turn, registered in the register of beneficial shareholders of the Company and treated in the same way as shareholders registered on the Company's register of shareholders. In connection with the transfer of Shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions and/or the book maintained by each participating institution for its customers shall have the same effect as delivery of share certificates. The system is intended to reduce the paperwork required in connection with the transfer of title to share certificates.

SETTLEMENT

Settlement of transactions concerning shares listed on any of the stock exchanges in Japan normally will be effected on the fourth dealing day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

As described above, shareholders not resident in Japan are required to provide a mailing address within Japan or to appoint a standing proxy in Japan. The transfer of Shares and registration of purchases and the application for reduced withholding tax can usually be handled by a local standing proxy. See "Taxation—Japan".

DIVIDENDS

The Articles of Incorporation of the Company provide that the accounts shall be closed 31 March of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such period. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders of record as at 30 September in each year.

Under its Articles of Incorporation, the Company is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

The Commercial Code provides that, until the sum of its additional paid-in capital and its legal reserve is at least one-quarter of its stated capital, the Company may not make any distribution of profits as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to directors and corporate auditors) or interim dividend payment unless it has set aside in its legal reserve an amount equal to at least one-tenth of any amount to be paid out by the Company. The amount of profits distributable by the Company as annual dividends is limited to the excess of its net assets as appearing on

its non-consolidated balance sheet as at the end of the last fiscal year over the aggregate, as appearing on the same balance sheet where relevant, of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above, (vi) subscription moneys for Shares or deposit therefor after the expiry of the subscription period and (vii) if certain assets are stated at market value on such balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost thereof. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, and adjusted to reflect (a) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, (b) any subsequent transfer of retained earnings to stated capital, (c) if the Company has been authorized pursuant to a resolution of an ordinary general meeting of shareholders to purchase Shares (see "—Acquisition by the Company of Shares"), the total amount of the purchase price of such Shares to be paid by the Company, and (d) the amount on the accounting book for certain subsequent repurchases of Shares other than pursuant to (c) above, provided that interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i) through (vii).

If the Company reduces the amount of its stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and such other amounts as provided for by an ordinance of the Ministry of Justice of Japan will be added up to the amount distributable as interim dividends as described above. In addition, if the Company has been authorized by a resolution of the Board of Directors of the Company to purchase Shares (see "Acquisition by the Company of Shares"), the total amount of the purchase price of such Shares will generally be added up to the amount referred to in (c) above.

Under the Commercial Code, no dividends may be paid on treasury stock.

In Japan, the ex-dividend date and record date for dividends (see "—Record date and closing of register of shareholders") precede the date of determination of the amount of the dividend to be paid.

For information as to Japanese taxes and dividends, see "Taxation—Japan".

CAPITAL AND RESERVES

The entire amount of the issue price of all issued Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid-in capital. The Company may at any time transfer the whole or any part of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

The Company may reduce its stated capital by special resolution of a general meeting of shareholders, and its additional paid-in capital and/or legal reserve by resolution of a general meeting of shareholders (in the case of the latter, in aggregate, the remainder after such reduction should not be less than one quarter of the Company's stated capital).

STOCK SPLITS

The Company may, upon giving a prior public notice to shareholders, at any time split the outstanding Shares into a greater number of Shares by resolution of the Board of Directors. In the event of a stock split, the Company may increase the number of the authorized Shares in the same ratio as that of such stock split by amending its Articles of Incorporation, which amendment may be effected by resolution of the Board of Directors without approval by shareholders. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders. The Company must give public notice of the stock split, specifying a record date therefore, not less than two weeks prior to such record date and, in addition,

promptly after the stock split takes effect, give notice to each shareholder specifying the number of Shares to which such shareholder is entitled by virtue of the stock split.

For information as to the treatment under Japanese tax law of a stock split, see "Taxation—Japan".

UNIT SHARE SYSTEM

The Articles of Incorporation of the Company provide that 100 Shares constitute one "unit" of Shares. The Board of Directors is permitted to reduce the number of Shares constituting a unit or to abolish the unit system with respect to the Shares in its entirety by amending the Company's Articles of Incorporation without approval by shareholders. The number of Shares constituting a unit is not permitted to exceed 1,000 Shares or one two-hundredth (1/200) of the number of all Shares in issue, whichever is smaller.

The Articles of Incorporation of the Company provide that no share certificates will be issued with respect to any Shares constituting less than one unit unless otherwise provided by the Share Handling Regulations of the Company or determined at the discretion of the Company for the interests of its shareholders. As the transfer of Shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable. A holder of Shares constituting less than one unit may require the Company to purchase such Shares (i) at the last reported sales price (regular way) of a Share on the Tokyo Stock Exchange on the day when the written request for such purchase arrived at the office of the transfer agent or its liaison office of the Company, (ii) if on such day Shares are not traded on the Tokyo Stock Exchange, at the price at which the first transaction of the Shares is effected thereafter on the Tokyo Stock Exchange less, in each case, applicable commission.

Under the unit shares system, a shareholder will have one voting right for each unit of Shares held by it. Shares not constituting a full unit will carry no voting rights nor minority shareholder rights which are given to a shareholder having a certain percentage or number of voting rights. For calculation of the quorum for various voting purposes, the Company will exclude the aggregate number of Shares representing less than one unit from the number of voting rights. A holder of Shares representing one or more whole units will have one vote for each one unit of Shares, except as stated in "—Voting rights". Except as otherwise described above, holders of Shares constituting less than one unit will have all the rights granted to shareholders under the Commercial Code.

GENERAL MEETINGS OF SHAREHOLDERS

Under the Articles of Incorporation of the Company, the ordinary general meeting of shareholders shall be held in Tokyo in June of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders' meeting stating the place, the time and the purpose of the meeting must be dispatched to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date set for an ordinary general meeting of shareholders is 31 March.

Any shareholder holding at least 3% of the total number of voting rights for a period of six months or longer may request the holding of a general meeting of shareholders for a particular purpose. Unless such a meeting is convened promptly or a notice of a meeting which is to be held not later than eight weeks following such request is sent, the requesting shareholder may, upon obtaining court approval, convene such a meeting.

Any shareholder holding at least 300 units of Shares or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date of such meeting.

VOTING RIGHTS

A holder of Shares constituting one or more units is entitled to one vote for each unit of Shares, except that neither the Company, nor a corporate shareholder with more than one-quarter of the total voting rights of which are directly or indirectly held by the Company, has voting rights in respect of the Shares

held by the Company or such a corporate shareholder. Except as otherwise provided by law or by the Articles of Incorporation of the Company, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of voting rights represented at the meeting with no requirement as to quorum. The quorum for election of directors and corporate auditors is one-third of the total number of voting rights. The Company's shareholders are not entitled to cumulative voting in the election of directors. Shareholders of the Company may cast their votes in writing. Under the Articles of Incorporation of the Company, shareholders may exercise their voting rights through proxies, provided that the proxies are also holders of Shares with voting rights. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code provides that certain important matters shall be approved by a "special resolution" of a general meeting of shareholders, where the quorum is a majority of the total number of voting rights, which may be lowered to (but not less than) one-third of the total number of voting rights by amending the Articles of Incorporation of the Company, and the approval of at least two-thirds of the voting rights represented at the meeting is required. Such matters include any amendment to the Articles of Incorporation (except amendments that the Board of Directors are authorized to make under the Commercial Code as described in "—Unit share system" and "—Stock splits"), a reduction of stated capital, the removal of a director or statutory auditor, a dissolution, a merger or consolidation of the Company requiring shareholders' approval, the establishment of a 100% parent-subsidiary relationship by way of a share transfer or share exchange requiring shareholders' approval, the transfer of the whole or a substantial part of its business, the taking over of the whole of the business of another company requiring shareholders' approval, the offering or transfer to persons other than shareholders of new Shares or treasury stock at a "specially favourable" price, or any issuance of stock acquisition rights (*shinkabu yoyakuken*) with or without bonds with "specially favourable" condition to persons other than shareholders.

Under the Commercial Code, treasury shares bear no voting rights.

LIQUIDATION RIGHTS

In the event of the liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of Shares in proportion to the respective number of Shares which they hold.

ISSUE OF ADDITIONAL SHARES AND PRE-EMPTIVE RIGHTS

Holders of Shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new Shares at a "specially favourable" price mentioned in "Voting Rights" above. The Board of Directors may, however, determine that shareholders be given subscription rights to new Shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

STOCK ACQUISITION RIGHTS

The Company may issue stock acquisition rights (*shinkabu yoyakuken*) or bonds with stock acquisition rights (*shinkabu yoykuken-tsuki shasai*) (in relation to which the stock acquisition rights are undetachable), upon exercise of which the Company shall issue new Shares or transfer treasury stock in accordance with their terms. Except where the issue would be on "specially favourable" terms, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire Shares by way of deemed payment of redemption amount of the bonds.

DILUTION

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which

case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interests in the Company.

LIABILITY FOR FURTHER CALLS OR ASSESSMENTS

All the presently outstanding Shares, including the Shares issued upon conversion of the Bonds, as the case may be, are fully-paid and non-assessable. The Chuo Mitsui Trust and Banking Company, Limited is the transfer agent for the Company. As such transfer agent, its office at 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-0014, Japan, keeps the Company's register of shareholders and beneficial shareholders and makes transfers of record ownership upon presentation of the certificates representing the transferred Shares.

RECORD DATE AND CLOSING OF REGISTER OF SHAREHOLDERS

The record date for the Company's annual dividends is 31 March and 30 September is the record date for the Company's interim dividends. The shareholders who are registered as the holders of 100 Shares or more in the Company's register of shareholders and beneficial shareholders at 31 March are also entitled to exercise shareholder's rights at the ordinary general meeting of shareholders with respect to the financial period ending on such 31 March. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice. The price of the Shares generally goes ex-dividend or ex-rights on stock exchanges in Japan on the third business day prior to a record date (or, if the record date is not a business day, the fourth business day prior thereto) for the purpose of dividends or rights issues.

REPORTS TO SHAREHOLDERS

The Company furnishes to its shareholders notices of shareholders' meetings, annual and semi-annual business reports including consolidated financial statements, and notices of resolutions adopted at the shareholders' meetings, all of which are in Japanese. Such notices as described above may be furnished by electronic means to those shareholders who have approved that method. Pursuant to the Articles of Incorporation of the Company, public notice given by the Company shall be published in Japanese in the Nihon Keizai Shimbun, a Japanese newspaper of general circulation.

ACQUISITION BY THE COMPANY OF SHARES

The Company may acquire Shares (i) by way of purchase on any Japanese stock exchange on which Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) from a specific shareholder other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from the Company's subsidiary (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request directly to a Representative Director in writing, five days prior to the relevant shareholders' meeting, to include him or her as the seller of Shares in the proposed purchase.

The authorization for purchase of Shares mentioned in (i) above may also be granted by a resolution of the Board of Directors, if the Articles of Incorporation of the Company are amended so as to permit such manner of authorization. If Shares are purchased by the Company pursuant to such authorization of the Board of Directors, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such Shares, must be reported to shareholders at the following ordinary general meeting of shareholders.

Any such acquisition of Shares must satisfy certain requirements, including that the total amount of the purchase price authorized by an ordinary general meeting of shareholders may not exceed the amount of the retained earnings available for annual dividend payment minus the sum of (i) the amount to be paid by way of appropriation of retained earnings and (ii) the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. If any reduction of the stated capital, additional paid-in capital or legal reserve is authorized by a resolution of such general meeting of shareholders, the total amount of the authorized purchase price for the purchase of Shares by the Company may be increased by the amount of such reduction. However, if it is anticipated that the net assets, as stated on its non-consolidated balance sheet at the end of the

immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vii) in "—Dividends" above, the Company may not purchase such Shares.

The Company may hold the Shares acquired in compliance with the provisions of the Commercial Code, and may generally dispose of or cancel such Shares by a resolution of the Board of Directors subject to the limitation as to the disposal of such Shares held by the Company at a specially favourable price mentioned in "—Voting rights" above.

DISPOSAL BY THE COMPANY OF SHARES HELD BY UNKNOWN SHAREHOLDERS

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the register of shareholders, or at the address otherwise notified to the Company, continuously for five years or more.

In addition, the Company may sell or otherwise dispose of Shares for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder's registered address in the register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the Shares continuously for five years or more at the address registered in the register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder's Shares (including repurchase by the Company) by a resolution of the Board of Directors after giving at least three months' prior public and individual notice and shall hold or deposit the proceeds of such sale or disposal of Shares for the shareholder, the location of which is unknown.

Japanese foreign exchange regulations and certain other regulations

FOREIGN EXCHANGE REGULATIONS

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (together, the "Foreign Exchange Regulations") govern certain aspects relating to the issue of the Bonds by the Company and the acquisition and the holding of Shares by "exchange non-residents" and by "foreign investors" (both as hereinafter defined). In general, the Foreign Exchange Regulations currently in effect do, directly or indirectly, not affect transactions between exchange non-residents to purchase or sell the Bonds or Shares outside Japan for non-Japanese currencies.

"Exchange non-residents" are defined in the Foreign Exchange Regulations as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branch and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan. "Foreign investors" are defined in the Foreign Exchange Regulations, with respect to direct investments in Japan, as (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the total voting rights of which are held, directly or indirectly, by individuals or/and corporations falling within (i) and/or (ii) above, or a majority of the directors or other officers (or directors or other officers having the power of representation) of which are non-resident individuals.

ISSUE OF THE BONDS

Under the Foreign Exchange Regulations, the issue and offering of the Bonds is not subject to any prior filing requirement or any approval. However, the Minister of Finance of Japan (the "MOF") may require a prior approval for such issue and offering in certain exceptional circumstances. The Company is required to file a report concerning the issue and offering of the Bonds with the MOF within 20 days of the Closing Date (as defined under "Offering Circular summary").

Under the Foreign Exchange Regulations, payment of the principal in respect of the Bonds (including premium and additional amounts, if any, payable pursuant to the terms of the Bonds) may in general be made by the Company without any restrictions. However, an exchange resident that transfers shares of a listed company for consideration exceeding ¥100 million to an exchange non-resident is required to report such transfer to the Minister of Finance within 20 days from and including the date of such transfer, unless such transfer is made through a bank, securities company or financial futures trader licensed under relevant Japanese law.

ACQUISITION OF SHARES

In general, an exchange non-resident is not subject to any prior filing requirement or any approval with respect to an acquisition of shares of a Japanese company except that the MOF may require a prior approval for any such acquisition in certain exceptional circumstances.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on the over-the-counter market in Japan ("listed shares") (whether from a resident of Japan, another foreign investor or from or through a designated securities company) and, as a result of such acquisition, the foreign investor becomes directly or indirectly holding in the aggregate 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the MOF and other relevant Ministers within 15 days from and including the date of such acquisition. This reporting requirement does not apply to acquisition of such shares offered overseas or acquisition of such shares upon exercise of stock acquisition rights (including bonds with stock acquisition rights) offered overseas. In certain exceptional cases, however, a prior notification is required in respect of such an acquisition.

DIVIDENDS AND PROCEEDS OF SALES

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by exchange non-residents may, in general, be converted into any foreign currency and repatriated abroad. The acquisition of Shares by exchange non-residents by way of stock splits is not subject to any of the foregoing notification or reporting requirements under the Foreign Exchange Regulations.

REPORTING OF SUBSTANTIAL SHAREHOLDINGS

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file a report concerning such shareholdings with the director of the relevant Local Finance Bureau of the MOF within five business days. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding, or if any change occurs in respect of material matters set out in reports previously filed. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Any report so filed will be made available for public inspection.

Taxation

JAPAN

The following is a summary of the principal Japanese tax consequences to holders of the Bonds and owners of Shares acquired upon exercise of the Stock Acquisition Rights incorporated in the Bonds who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan ("non-resident Holders"). The statements regarding Japanese tax laws set out below are based on the laws in force and interpreted by the Japanese taxation authorities as at the date of this Offering Circular and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of the Bonds and Shares acquired upon exercise of the Stock Acquisition Rights, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Bonds

Generally, receipts of premium (if any) upon redemption of the Bonds are subject to (if the recipient is an individual) normal Japanese income tax or (if the recipient is a corporation) corporate tax but are not subject to any withholding tax. If the recipient is a resident or a corporation of a country with which Japan has an income tax treaty, Japanese tax treatment may be modified by any applicable provisions of such income tax treaty. Holders of Bonds are advised to consult with their legal, accounting or other professional advisers as to the applicable tax treatment.

Gains derived from the sale of Bonds outside Japan by a non-resident Holder, or from the sale of the Bonds within Japan by a non-resident Holder, are, in general, not subject to Japanese income or corporate taxes. Exercise of the Stock Acquisition Rights into Shares is not a taxable event in general.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Bonds as legatee, heir or donee even if the individual is not a Japanese resident.

Shares

Generally, a non-resident Holder of the Shares is subject to Japanese withholding tax on dividends paid by the Company, and the Company will withhold such tax prior to payment of dividends. Stock splits are not subject to Japanese income tax or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to non-resident Holders of Shares is 20%. Except for any individual shareholder who holds 5% or more of the total outstanding Shares of the Company, the aforementioned 20% withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 10% for dividends due and payable on or after 1 April 2003, but on or before 31 December 2003, (ii) 7% for dividends due an payable on or after 1 January 2004, but on or before 31 March 2008, and (iii) 15% for dividends due and payable on or after 1 April 2008. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced to, in most cases, 15% or a lower percentage for portfolio investors, with, *inter alia*, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Non-resident Holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends on the Shares by the Company are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of Shares may provide such application service. See "Description of the Shares—General". Non-resident Holders of the Shares who do not submit an application in advance will be entitled to claim the refund or withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale of Shares outside Japan by a non-resident Holder of Shares, or from the sale of Shares within Japan by a non-resident Holder of Shares are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares as legatee, heir or donee even if the individual is not a Japanese resident.

UNITED KINGDOM

The comments below are of a general nature based on current United Kingdom law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They relate only to the position of persons who are the absolute beneficial owners of their Bonds and may not apply to certain classes of persons such as dealers or certain professional investors. Any Bondholders who are in doubt as to their own tax position should consult their professional advisers.

Interest and Premium

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. Any premium on redemption of the Bonds should not, however, be regarded as interest for this purpose.

Proposed EU Directive on the Taxation of Savings Income

The Council of the European Union has published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

Corporate Bondholders

Disposal

Except in respect of amounts relating to fluctuations in value of the Bonds attributable to foreign exchange gains and losses, profits or gains on Bonds held by a Bondholder within the charge to United Kingdom corporation tax will not be subject to tax as income under Part IV of the Finance Act 1996. The Bonds will, however, be treated as "chargeable assets" for the purposes of the United Kingdom taxation of chargeable gains. Accordingly, a disposal (including redemption) of Bonds may give rise to a chargeable gain or allowable loss. Fluctuations in value of the Bonds attributable to foreign exchange gains and losses will be taxed as income broadly in accordance with the Bondholder's statutory accounting treatment.

Exercise of Stock Acquisition Rights

Exercise of the Stock Acquisition Rights should not be treated as involving a disposal of the Bonds and should not of itself give rise to a charge to United Kingdom taxation of chargeable gains.

Other Bondholders

Disposal

A disposal (including redemption) of a Bond by a Bondholder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bond is attributable may give rise to a chargeable gain or allowable loss for the purposes of taxation of capital gains. In calculating any gain or loss on disposal of a Bond, sterling values are compared at acquisition and transfer. Accordingly, a taxable profit can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid for the Bond.

Exercise of Stock Acquisition Rights

Exercise of the Stock Acquisition Rights should not be treated as involving a disposal of the Bonds and should not of itself give rise to a charge to United Kingdom taxation of chargeable gains.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue or transfer by delivery of a Bond or on its redemption.

Subscription and sale

Pursuant to a subscription agreement dated 30 October 2003 (the "Subscription Agreement") between the Company, UBS Limited (the "Lead Manager") and Tokyo-Mitsubishi International plc (together with UBS Limited, "the Managers"), the Managers have agreed with the Company, subject to the satisfaction of certain conditions to purchase ¥40,000,000,000 aggregate principal amount of Bonds at the issue price (the "Issue Price") of 100.0% of the principal amount of the Bonds and to offer the Bonds at the Offer Price, as stated on the cover page of this Offering Circular. No selling concession, management commission or underwriting commission shall be payable by the Company with respect to the offering of the Bonds. The difference between the Offer Price and the Issue Price will be retained by the Manager.

The Company has also agreed to pay certain costs and to indemnify the Managers in certain circumstances in connection with the issue of the Bonds. The Managers are entitled to terminate the Subscription Agreement or to be released and discharged from their obligations thereunder in certain circumstances prior to payment to the Company.

The Subscription Agreement provides that during a period beginning on the date of this Offering Circular and ending on the date which is 90 days after the Closing Date, the Company and certain of its shareholders will not, without the prior written consent of the Lead Manager, (i) directly or indirectly, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Share or any security that constitutes the right to receive Shares or any securities convertible into or exercisable or exchangeable for Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Shares, whether any such swap or transaction described in clauses (i) and (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) any Shares issued by the Company upon the conversion of any securities outstanding on the date hereof and referred to in this Offering Circular, (b) the issuance and sale by the Company of the Bonds hereunder or the issuance or transfer of Shares upon exercise of any Stock Acquisition Right, (c) the issuance of Shares by the Company as a result of any stock split, (d) the grant of stock options, stock acquisition rights or warrants to employees and directors of the Company or the employees and directors of its subsidiary pursuant to its incentive plans, (e) the issuance or transfer of any Shares by the Company upon exercise thereof, (f) the creation of any lien, pledge, or other security interest or any preferential arrangement having the practical effect of constituting a security interest over Shares, (g) any conditional sale or any transfer with recourse or with an obligation to repurchase Shares and (h) any leasing or lending of Shares.

Neither the Bonds nor the Shares delivered upon exercise of the Stock Acquisition Rights offered herein have been or will be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by the Securities Act.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver any Bonds, or offer to sell Shares delivered upon exercise of the Stock Acquisition Rights, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date (as defined in the Subscription Agreement) within the United States or to, or for the account or benefit of, US persons, and it will have sent to each dealer to which it sells the Bonds or Shares delivered upon exercise of the Stock Acquisition Rights during the restricted period a confirmation or other notice setting forth the restrictions on offers or sales of the Bonds or Shares delivered upon exercise of the Stock Acquisition Rights within the United States or to, or for the account or benefit of US persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Bonds or Shares delivered upon exercise of the Stock Acquisition Rights within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Bonds are subject to US tax law requirements and may not be offered, sold or delivered in the United States or its possessions or to United States persons, except in certain transactions permitted by US tax

regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

The Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and shall not, directly or indirectly, offer or sell any Bonds in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Each Manager has represented, warranted and agreed that (i) it has not offered or sold and will not offer or sell any Bonds or Shares to be delivered upon exercise of the Stock Acquisition Rights (together, the "Securities") to persons in the United Kingdom prior to admission of the Bonds to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; (ii) it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

Neither the Company nor either of the Managers represents that the Bonds or the Shares delivered upon exercise of the Stock Acquisition Rights may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating such sales.

The offering of the Bonds in the Republic of Italy has not been registered with the Commissione Nazionale per le Societa e la Borsa ("CONSOB") pursuant to Italian securities legislation. Accordingly, each Manager represents, warrants and agrees that (i) it has not offered, and will not offer, any Bonds in the Republic of Italy in a solicitation to the public at large (sollecitazione all'investimento) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, and that (i) sales of the Bonds in the Republic of Italy will only be: (a) negotiated on an individual basis with "Professional Investors" (*operatori qualificati*), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998, as amended; (b) effected in compliance with Article 129 of the Legislative Decree no. 385 of 1 September 1993 and the implementing instructions of the Bank of Italy, pursuant to which the issue or offer of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending *inter alia* on the amount of the issue and the characteristics of the securities, applies; (c) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the relevant provisions of Italian law; and (d) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy. In any event, such Bonds shall not be placed, sold and/or offered, either in the primary or in the secondary market, to individuals resident in the Republic of Italy.

STABILIZATION

Under Japanese law, stabilization is permitted, during the period between the day next following the determination of the terms of an issue and the closing, only to facilitate the offering of securities and must be performed in strict compliance with the Securities and Exchange Law, a cabinet order and ministerial ordinances thereunder and certain rules and regulations of the stock exchanges where the stabilization transactions are effected. The cabinet order and ministerial ordinances regulate, among other things, the highest prices at which the securities can be treated for stabilization purposes. The securities company through which the stabilization transactions are conducted must comply with various reporting requirements laid down by the said law, cabinet order, ministerial ordinances, rules and regulations.

Stabilization activities carried out in accordance with the foregoing may at present legally be conducted by the "underwriters" (as the term is defined in the Securities and Exchange Law) to an issue, the directors and corporate auditors of the issuer, certain affiliates of the issuer, the directors and corporate auditors of subsidiaries and certain affiliated companies of the issuer and such other parties as may be designated by the issuer in its report to the stock exchanges on which its securities are listed. Such activities may not be carried out by or for the account of the issuer itself or any of its subsidiaries. In connection with the issue of the Bonds, the Company has undertaken with the Managers that it will not, without the consent of the Lead Manager prior to or on the Closing Date, effect or enter into, or cause or permit any of its Directors, its Corporate Auditors or any other parties who may otherwise be permitted under Japanese law to engage in stabilization transactions to effect or enter into, any transactions (in the open market or otherwise) or effect or enter into any other arrangements the object or effect of which would be to stabilize or maintain the market price of the Bonds and/or the Shares at levels which might not otherwise prevail.

General information

1. The issue of the Bonds was authorized by resolutions dated 29 October 2003 of the Board of Directors of the Company.

2. The listing of the Bonds on the Official List will be expressed in Japanese yen as a percentage of their principal amount (exclusive of accrued interest). It is expected that listing of the Bonds on the Official List and admission of the Bonds to trading on the London Stock Exchange's market for listed securities will be granted on or before 5 November 2003 subject only to the issue of the Temporary Global Bond. Prior to official listing and admission to trading, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in Japanese yen and for delivery on the third working day after the day of the transaction.

3. The Bonds have been accepted for clearance through Euroclear and through Clearstream, Luxembourg. The International Security Identification Number (ISIN) is XS0179678270 and the Common Code is 017967827.

4. Neither the Company nor its consolidated subsidiary is or has been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Group.

5. Except as disclosed in this document, there has been no significant change in the financial or trading position of the Group since 31 March 2003 (being the date to which the most recent audited financial statements have been published) and no material adverse change in the financial position or prospects of the Group since 31 March 2003.

6. The Bonds will contain the following legend:

   "ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE".

7. The EU Transparency Obligations Directive may be implemented in the United Kingdom in a manner which is unduly burdensome for the Company. In particular, the Company may be required to prepare its financial statements in accordance with International Financial Reporting Standards for accounting periods beginning on or after 1st January 2005. Pursuant to the terms of the Trust Deed, in those circumstances, the Company may be entitled to seek an alternative listing for the Bonds on a stock exchange outside the European Union.

8. Copies of the latest annual report and consolidated financial statements of the Company and the latest semi-annual consolidated financial statements of the Company may be obtained, and copies of the Trust Deed will be available for inspection, at the specified offices of each of the Agents during normal business hours, so long as any of the Bonds is outstanding.

9. With the exception of the agreements referred to below, neither the Company, nor any member of the Group has, within the two years immediately preceding the date of this document, entered into any contract which is or may be material (not being a contract entered into in the ordinary course of business) and which directly concerns the issue of the Bonds:

   (1) the Trust Deed expected to be dated 17 November 2003 between the Company and J.P. Morgan Corporate Trustee Services Limited as the Trustee, *inter alia,* constituting the Bonds and appointing the Trustee to act in that capacity and under which such commission in respect of the services of the Trustee as shall be agreed between the Company and the Trustee is to be paid;

   (2) the Agency Agreement expected to be dated 17 November 2003 between the Company, J.P. Morgan Corporate Trustee Services Limited as the Trustee and others, setting out, *inter alia*, the terms of appointment and duties of JPMorgan Chase Bank, London Branch, in its capacity as Principal Agent (as in that document defined) and under which such commissions in

respect of the services of the agents as shall be agreed between them and the Company are to be paid; and

(3) the Subscription Agreement, the principal terms of which are summarized in "Subscription and sale".

10. ChuoAoyama Audit Corporation independent auditors, whose principal address is at 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6088, have audited the consolidated balance sheets of the Company as of 31 March 2001, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. Their audit report is not qualified and it contains an emphasis paragraph related to the adoption of new Japanese accounting standards for financial instruments and employers' accounting for pensions. ChuoAoyama Audit Corporation have given and have not withdrawn their consent to the inclusion in this document of their report in the form and context in which it is included and have authorized the contents of that part of the listing particulars for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act of 2000 (Official Listing of Securities) Regulations 2001.

11. Copies (and certified English translations where the documents in question are not English) of the following documents may be inspected at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for 14 days from the date of this document:

    (1) the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company;

    (2) the audited consolidated financial statements of the Company for the three years ended 31 March 2003 and the unaudited semi-annual consolidated financial statements of the Company for the six months ended 30 September 2002 and 2003;

    (3) the audit report of ChuoAoyama Audit Corporation on the consolidated financial statements of the Company for the three years ended 31 March 2003;

    (4) the Subscription Agreement referred to above; and

    (5) drafts (subject to non-material modification) of the Trust Deed to constitute the Bonds which includes the form of the Temporary Global Bond and the Global Bond and of the Agency Agreement.

12. The Trustee is entitled under the Trust Deed to rely on reports and certificates addressed and/or delivered to it by the independent auditors to the Company whether or not the same are subject to any limitation on the liability of the independent auditors to the Company and whether by reference to a monetary cap or otherwise.

13. Article 2 of the Company's Articles of Incorporation provides the objects of business are as follows:

    1. selling and buying securities, trading in securities index futures, trading in securities options or trading in securities futures of foreign markets;

    2. acting as agent, broker or proxy with respect to selling and buying securities or trading in securities index futures, in securities options or in securities futures of foreign markets;

    3. acting as agent, broker or proxy with respect to placing an order for buying or selling securities, trading in securities index futures or in securities options to be conducted on the securities market and buying or selling securities or trading in securities futures of foreign markets on foreign markets;

    4. underwriting securities and selling a securities through a public offering;

    5. handing the issuance of new securities or the sale of any outstanding securities through a public offering, or handling the private placement of securities;

    6. selling and buying negotiable certificates of deposits or acting as agent, broker or proxy with respect thereto;

7. business relating to selling and buying banker's acceptance bills denominated in yen or acting as agent, broker or proxy with respect thereto;

8. performing, as an agent, services of paying out earnings, redemption money or cancellation money relating to beneficiary certificate of securities investment trust;

9. life insurance and non-life insurance agency business;

10. lease of real estate held by the Company;

11. lease of miscellaneous goods;

12. management consulting;

13. developing a software programme relating to the businesses of other companies or distribution thereof and commissioned calculation business;

14. business relating to selling and buying gold bullion or acting as agent, broker or proxy thereof;

15. financial futures trading business;

16. business relating to the trading in currencies or acting as an intermediary or an agent;

17. commodities futures trading business;

18. money lending business prescribed in the Law Concerning the Regulation, etc. of Money Lending Business;

19. business of selling commodity investments prescribed in the Law Concerning the Regulation of Business Relating to Commodity Investments;

20. travel agency business under the Travel Agency Law;

21. planning and operation of special events;

22. providing of information and advice relating to security, finance or personal computers;

23. acting as broker in relation to applications for education courses by correspondence relating to security, finance or personal computers;

24. acting as broker in relation to applications for out-of-city call services, pay-TV providers or mobile devices;

25. credit card business and business for solicitation of applications for credit cards;

26. acting as agency for application for services providing information concerning security and finance;

27. collection agency relating to brokerage or distribution via internet;

28. establishment of shopping facilities via internet;

29. advertising business;

30. planning, creation and distribution of books, magazines and other printed material and publication in electronic form;

31. acting as agent or proxy for distribution of personal computers and computer accessories;

32. any other business relating to the securities business;

33. any other business which securities firm may conduct under the Securities and Exchange Law; and

34. any other business ancillary to the items set out above.

Summary of significant differences between Japanese GAAP and International Financial Reporting Standards

The audited consolidated financial statements of Matsui Securities Co., Ltd. and its wholly-owned subsidiary (hereinafter collectively referred to as the "Group") included herein are prepared and presented in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"). Significant differences exist between Japanese GAAP and International Financial Reporting Standards ("IFRS"), which might be material to the financial statements herein. Such differences involve methods for recognition of financial statement items and measuring the amounts shown in the financial statements, as well as additional disclosures, which are not described, required by IFRS. Certain significant differences between Japanese GAAP and IFRS relevant to the Group's financial statements are summarized below. The Group has made no attempt to identify or quantify the impact of those differences. This summary does not address all accounting and presentation and classification difference between Japanese GAAP and IFRS and should not be construed to be exhaustive. Furthermore, the Group has made no attempt to identify or quantify the impact of these differences and any future differences between Japanese GAAP and IFRS as may result from prescribed changes in accounting standards and regulations. Regulatory bodies that promulgate Japanese GAAP and IFRS have significant on-going projects that could affect future differences between Japanese GAAP and IFRS and which may affect the financial statements of the Group as a result of future transactions or events. In making an investment decision, investors must rely upon their own examination of the Group, the terms of the offering, the financial information and financial statements. Potential investors should consult their own professional advisors for an understanding of the differences between Japanese GAAP and IFRS, and how those differences might affect the financial statements herein.

1 CHANGES IN ACCOUNTING POLICIES

Under Japanese GAAP, the effect of changing accounting policies as a result of management decision is usually included in the current year income statement with an appropriate footnote disclosure. The effect of changing accounting policies as a result of changes in Japanese accounting standards may be required to be reflected in either the income statement or in the movement in shareholders' equity statement, depending on the effects of the new accounting standard. IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" requires retrospective application of a change in accounting policies, unless the account of any resulting adjustment that relates to prior periods is not reasonably determinable. The benchmark treatment requires that any resulting adjustment should be reported as an adjustment to the opening balance sheet of retained earnings and comparative information should be restated (unless impracticable). The allowed alternative treatment requires that any resulting adjustment should be included in the determination of net profit and additional pro forma information should be presented as if the change had been applied in accordance with the benchmark treatment.

2 PRIMARY FINANCIAL STATEMENTS OF THE GROUP—STATEMENT OF CHANGES IN EQUITY

There are no specific standards within Japanese GAAP for presenting changes in equity from non-owner sources and its components in a full set of general-purpose financial statements.

IFRS require as a separate component of the financial statements, the presentation of a statement showing either a statement of changes in shareholders' equity or a statement of recognized gains and losses.

3 MARKETABLE SECURITIES AND INVESTMENT IN SECURITIES

Through 31 March 2000, in accordance with Japanese GAAP, the Group recorded its securities with market quotations at the lower of cost or market, cost being determined by the moving average method. Unrealized losses on securities were recorded in income. If the market value of the securities substantially declined and the decline was deemed to be of a permanent nature, an appropriate write-down was made. Securities without market quotations were valued at cost, which is determined by the moving average method. Effective 1 April 2000, investments in securities are classified into various categories depending on the purposes for which they are held. Trading securities held for the purpose of generating profits on short-term price movements are stated at market value with unrealized gains and losses recognized in the

current year's earnings. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized and recognized as adjustment to interest. Investments classified as other securities, which are securities expected to be held in the long term, are recorded at market value, with unrealized gains and losses recorded in equity.

Under IAS 39 "Financial Instruments—Recognition and Measurement", securities are categorized into four categories: (a) trading securities, (b) held-to-maturity, (c) available-for-sale or (d) loans and receivables originated by the enterprise and not held for trading. The categorization is determined by management's intention at the time of purchase. Trading securities are initially recognized at cost, which included transaction costs, and subsequently re-measured at fair value based on market prices. All related realized and unrealized gains and losses are included in net trading income. Held-to-maturity are those securities where management has both the intent and ability to hold the assets to maturity. The available-for-sale classification is used for financial assets that are not(a) loans and receivables originated by the enterprise, (b) held-to-maturity investments, or (c) financial assets held for trading. The originated loans and receivables classification is used for loans and receivables originated by the enterprise providing money, goods or services directly to a debtor. Securities other than trading securities are also initially recognized at cost (which includes transaction costs). Available-for-sale financial assets, both with and without quoted market prices, are subsequently re-measured at fair value with unrealized gains and losses being recognized immediately in the income or in shareholders' equity until i) disposal or ii) impaired, when the related accumulated fair value adjustments are included in the income statement as gain or losses from investment securities. Held-to-maturity investments and originated loans and receivables are carried at amortized cost using the effective interest method, less any provision for impairment.

4 RETIREMENT BENEFITS FOR EMPLOYEES AND DIRECTORS

Through 31 March 2000, Japanese GAAP had no specific standard on accounting for retirement benefits and pension plans. With respect to pension plans, which qualify as defined benefit plans, contributions to the pension fund are generally charged to income when paid. The liability for unfunded retirement benefits is generally provided at a rate from 40% to 100% of the amount which would be required to be paid under the plan if all eligible employees voluntarily terminated their service at the balance sheet date. Effective 1 April 2000, a new accounting standard that employs a similar approach to IFRS has come into effect. However, the new Japanese accounting standard allows for a company with fewer than 300 employees to apply a simplified method. This method records accrued pension costs based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Group at the balance sheet date. The Group has applied the simplified method for the measurement of retirement benefit expenses. The Group has not provided any accrual for Directors' retirement benefits. Retirement benefits to Directors are charged to the statement of operations upon approval by the shareholders. Japanese GAAP allows such an accounting treatment.

Under IFRS, obligations and costs in respect of defined benefit pension plans for employees and directors are calculated under the projected unit credit method, using the current market rate for high quality bonds. Pension assets should be evaluated at fair value or at discounted cash flows if market prices are unavailable. Actuarial gains and losses outside a 10% "corridor" are amortized over the average remaining service lives of participating employees (as an option, a company may adopt other systematic methods that result in faster recognition of actuarial gain and loss). The difference at transition between an actuarially determined pension liability and the liability that would have been recognized at the same date under the previous accounting policy is (a) recognized in the income statement, or (b) amortized on a straight-line basis over a period of up to 5 years from the date of adoption.

5 IMPAIRMENT OF ASSETS

Under prevailing accounting practice in Japan, an impairment loss is usually recognized when the related asset is disposed of or when a significant permanent impairment of the asset becomes apparent. IAS 36 "Impairment of Assets" requires that, if impairment is identified, the asset should be written down to the higher of net selling price or value in use based on discounted cash flows, which may give rise to a difference in timing of recognition of impairment losses between Japanese GAAP and IFRS.

The introduction of a new Japanese accounting standard for impairment of assets, which requires accounting similar to IAS 36 are scheduled to be effective from fiscal year beginning on or after 1 April 2004.

6 NEW SHARE ISSUANCE COSTS

Japanese GAAP requires new share issue costs to be charged to income when paid or to be recorded as a deferred asset being amortized over the period within three years.

Under IFRS, the transaction costs directly attributable to the equity transactions should be accounted for as a deduction from equity, net of any related income tax benefit.

7 ACCRUED COMPENSATED ABSENCES

Under Japanese GAAP, an accrual for compensated absences is not recorded for further absences due to the fact that recognizing such an accrual is not a prevailing practice in Japan. IAS 19 "Employee Benefits" requires that short-term employee benefits such as compensated absences be accrued.

8 FINANCE LEASES

IAS 17 "Leases" required that assets held under finance leases must be capitalized. Under Japanese GAAP, capitalization of assets held under finance leases is generally encouraged, however, treatment of financial leases as operating leases with additional disclosure of "as if capitalized" information in the footnote is also permitted for finance leases that do not transfer ownership of the leased property to the lessee.

9 DIRECTORS' BONUSES

Under Japanese GAAP, bonuses paid to Directors is an item of appropriation of retained earnings. Bonus payments are therefore accounted for as a reduction of retained earnings, similar to distribution of dividends.

Under IFRS, bonus payments to officers of a corporation are accrued and reported as payroll expense, and included in selling, general, and administrative expenses.

10 STATUTORY RESERVES

The Securities and Exchange Law of Japan requires a securities company to maintain certain special purpose reserves which are not liabilities or contingent losses under IFRS.

11 EARNING PER SHARE ("EPS")

Under Japanese GAAP, retroactive recognition of a bonus element in a allotment of shares to existing shareholders for EPS figures in prior period is not required, while IAS 33 require adjustments on the weighted average number of outstanding shares for all periods presented in the financial statements for such events.

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Index to consolidated financial statements

Report of independent auditors

To the Board of Directors and the Shareholders of Matsui Securities Co., Ltd.

We have audited the accompanying consolidated balance sheets of Matsui Securities Co., Ltd. and its consolidated subsidiary as of 31 March 2001, 2002 and 2003, and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the three years in the period ended 31 March 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matsui Securities Co., Ltd. and its consolidated subsidiary as at 31 March 2001, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1 to the consolidated financial statements).

As discussed in Notes 2.(4), (5) and (6), and Note 2.(11), to the consolidated financial statements, effective for the year ended 31 March 2001, the company has adopted new Japanese accounting standards for financial instruments and employers' accounting for pensions.

ChuoAoyama Audit Corporation
Tokyo, Japan
22 June 2003, except as to Note 21.(3),
which is as of 15 August 2003, and Note 21.(4),
which is as of 17 October 2003.

MATSUI SECURITIES CO., LTD. AND ITS CONSOLIDATED SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF 31 MARCH 2001, 2002 AND 2003

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Assets			
Cash and cash deposits:			
Cash in hand and at banks	¥2,847	¥7,472	¥4,989
Deposits and segregated cash	58,248	83,200	77,801
	61,095	90,672	82,790
Receivables:			
Receivables related to margin transactions	56,637	89,526	78,343
Other receivables	584	734	1,051
Less: allowance for doubtful accounts	(55)	(59)	(373)
	57,166	90,201	79,021
Trading assets	1	—	1
Deferred income taxes	304	557	753
Other assets:			
Property and equipment	1,038	1,013	857
Investment securities	119	1,053	665
Software costs	1,707	1,352	2,109
Other	550	2,758	3,709
	3,414	6,176	7,340
	¥121,980	¥187,606	¥169,904

The accompanying notes are an integral part of these financial statements.

MATSUI SECURITIES CO., LTD. AND ITS CONSOLIDATED SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF 31 MARCH 2001, 2002 AND 2003

	As of 31 March 2001	2002 (Millions of yen)	2003
Liabilities and Shareholders' equity			
Borrowings and installment purchase obligation:			
Short-term borrowings	¥620	¥350	¥6,350
Long-term borrowings	902	740	1,328
Installment purchase obligation	778	465	143
	2,299	1,554	7,821
Payables:			
Payables to customers	60,375	86,761	82,706
Payables related to margin transactions	46,391	59,571	40,213
Other payables	606	1,419	276
	107,372	147,751	123,195
Collateralized short-term financing agreements:			
Securities loaned	1,000	4,735	4,864
Accrued and other liabilities:			
Income taxes payable	1,170	1,320	136
Accrued employees' bonuses	98	111	98
Accrued severance indemnities	176	—	—
Accrued retirement benefits for directors and auditors	—	—	291
Other	234	522	715
	1,678	1,953	1,239
Statutory reserves	232	488	753
Shareholders' equity:			
Common stock—			
Authorised 2001—48,431 thousand shares	—		
2002—145,000 thousand shares		—	
2003—350,000 thousand shares			—
Issued 2001—36,309 thousand shares	634		
2002—87,611 thousand shares		11,381	
2003—88,051 thousand shares			11,405
Additional paid in capital	200	9,230	9,254
Retained earnings	8,543	10,311	11,516
Unrealized gain (loss) on investment securities, net of taxes	23	203	(140)
	9,401	31,124	32,025
Less: treasury stock, at cost	(1)	(0)	(2)
Total shareholders' equity	9,400	31,124	32,033
	¥121,980	¥187,606	¥169,904

The accompanying notes are an integral part of these financial statements.

MATSUI SECURITIES CO., LTD. AND ITS CONSOLIDATED SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED 31 MARCH 2001, 2002 AND 2003

	For the year ended 31 March		
	2001	2002	2003
	(Millions of yen)		
Revenue:			
Commissions	¥6,677	¥10,215	¥10,240
Interest and dividend income	1,321	2,549	3,224
Net gain (loss) on trading	75	22	(39)
	8,073	12,785	13,425
Operating expenses:			
Selling, general and administrative expenses	4,419	7,067	8,612
Interest expense	640	1,350	1,274
	5,059	8,417	9,886
Operating income	3,014	4,368	3,540
Other income (expenses), net	(50)	(774)	(855)
Income before income taxes	2,963	3,595	2,684
Income taxes:			
Current	1,575	2,108	1,153
Deferred	(160)	(383)	47
	1,414	1,725	1,200
Net income	¥1,549	¥1,870	¥1,485

	For the year ended 31 March		
	2001	2002	2003
	(yen)		
Net income per share:			
—primary	¥114.77	¥24.56	¥16.94
—diluted	—	24.11	16.66
Number of shares used to compute net income per share (thousands of shares):			
—primary	13,497	76,131	87,673
—diluted	—	77,543	89,112
Cash dividends per share applicable to the year	¥3.00	¥3.19	¥5.04

The accompanying notes are an integral part of these financial statements.

MATSUI SECURITIES CO., LTD. AND ITS CONSOLIDATED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 MARCH 2001,2002 AND 2003

	Number of common stock shares (Thousands)	Common stock	Additional paid in capital	Retained earnings	Unrealized gain (loss) on investment securities, net of taxes	Treasury stock, at cost
		(Millions of yen)				
Balance at 31 March 2000	6,054	¥610	¥200	¥7,072	¥—	(¥1)
Stock issued:						
Two for one split	6,054					
Stock issued by cash:						
Allotment to the shareholders	24,201	24				
Net income				1,549		
Unrealized gain on investment securities, net of taxes					23	
Cash dividends paid				(30)		
Bonuses to directors and corporate auditors				(48)		
Balance at 31 March 2001	36,309	634	200	8,543	23	(1)
Stock issued by cash:						
Allotment to the shareholders	36,302	36				
Public offering	15,000	10,710	9,030			
Net income				1,870		
Unrealized gain on investment securities, net of taxes					180	
Cash dividends paid				(41)		
Bonuses to directors and corporate auditors				(61)		
Disposal of treasury stock						1
Purchase of treasury stock						(0)
Balance at 31 March 2002	87,611	11,381	9,230	10,311	203	(0)
Stock issued:						
Stock option exercised	440	24	24			
Net income				1,485		
Unrealized loss on investment securities, net of taxes					(343)	
Cash dividends paid				(279)		
Purchase of treasury stock						(2)
Balance at 31 March 2003	88,051	¥11,405	¥9,254	¥11,516	(¥140)	(¥2)

The accompanying notes are an integral part of these financial statements.

MATSUI SECURITIES CO., LTD. AND ITS CONSOLIDATED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 MARCH 2001, 2002 AND 2003

	For the year ended 31 March		
	2001	2002	2003
	(Millions of yen)		
Cash flows from operating activities:			
Income before income taxes	¥2,963	¥3,595	¥2,684
Depreciation and amortization	372	1,437	1,578
Provision for statutory reserve, net	124	257	265
Interest and dividend income	(108)	(29)	(6)
Interest expense	24	42	40
Interest income on margin transactions	(1,222)	(2,498)	(3,162)
Interest expense on margin transactions	598	1,284	1,201
Loss on disposal of software	362	126	—
Loss (gain) on sale of investment securities, net	(523)	16	—
Decrease (increase) in deposits and segregated cash	(20,311)	(24,695)	5,399
Decrease (increase) in trading assets	271	1	(1)
Net changes in margin transaction accounts	(2,454)	(19,709)	(8,175)
Increase (decrease) in payables to customers	21,534	26,386	(4,055)
Increase in securities loaned	1,000	3,735	129
Other, net	(717)	(1,329)	(1,638)
	1,914	(11,381)	(5,739)
Interest and dividends received	105	33	6
Interest paid	(23)	(42)	(38)
Interest on margin transactions received	1,111	2,355	3,104
Interest on margin transactions paid	(557)	(1,217)	(1,232)
Income taxes paid	(1,060)	(1,959)	(2,336)
Net cash provided by (used in) operating activities	1,490	(12,211)	(6,236)
Cash flows from investing activities:			
Net change in time deposits	10	40	—
Proceeds from sale of property and equipment	—	0	1
Payments for purchase of property and equipment	(276)	(121)	(23)
Proceeds from sale of intangible assets	950	—	—
Payments for purchase of intangible assets	(1,387)	(1,056)	(2,100)
Proceeds from sale of investment securities	702	12	—
Payments for purchase of investment securities	—	(548)	(187)
Proceeds from cancellation of insurance contracts	65	7	5
Other, net	1	(1)	23
Net cash provided by (used in) investing activities	65	(1,667)	(2,280)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	300	(270)	6,000
Increase in long-term borrowings	—	—	800
Repayments of long-term borrowings	(162)	(162)	(212)
Payments for installment purchase obligation	(173)	(313)	(321)
Issuance of bond debentures	458	—	—
Issuance of new shares	24	19,324	48
Purchase of treasury stock	—	(0)	(2)
Disposal of treasury stock	—	5	—
Payments of cash dividends	(30)	(41)	(279)
Net cash provided by financing activities	417	18,543	6,034
Net increase (decrease) in cash and cash equivalents	1,972	4,665	(2,483)
Cash and cash equivalents at beginning of year	835	2,807	7,472
Cash and cash equivalents at end of year	¥2,807	¥7,472	¥4,989

The accompanying notes are an integral part of these financial statements

MATSUI SECURITIES CO., LTD. AND ITS SUBSIDIARY

Notes to the consolidated financial statements

1. Basis of presentation

Matsui Securities Co., Ltd. (the "Company") and its wholly-owned subsidiary (hereinafter collectively referred to as the "Group") are Japanese corporations and maintain their records and prepare their financial statements in yen. The accompanying consolidated financial statements are English versions of those prepared for Japanese domestic purposes in accordance with the provisions of the Securities and Exchange Law of Japan and filed with the Director of the Kanto Local Finance Bureau and stock exchanges in Japan.

These consolidated financial statements are prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The presentation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present the statements in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information. The consolidated statements of changes in shareholders' equity have been prepared, even though they are not required to be filed with the Director of the Kanto Local Finance Bureau or stock exchanges in Japan.

2. Significant accounting policies

(1) Consolidation

The consolidated financial statements include those of the Company and those of its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated.

During the reporting periods, there was no affiliate company which was required to be accounted for by the equity method.

(2) Statement of cash flows

For the purposes of reporting cash flows, cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present only an insignificant risk of changes in value because of changes in interest rates.

(3) Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(4) Trading assets and liabilities

Trading assets and liabilities, including securities and financial derivatives for trading purposes held by the Group, are stated at fair value. Revenue and expenses related to trading transactions are recorded on a trade date basis. Securities owned for non-trading purposes were reported as investment securities in the accompanying consolidated balance sheet and discussed below.

Prior to 1 April 2000, securities for trading purposes were recorded on a settlement basis and were stated at the lower of cost or market value. Effective from 1 April 2000, in accordance with the accounting

standard for financial instruments issued by the Business Accounting Deliberation Council ("BADC") of the Ministry of Finance in Japan ("MOF") in January 1999, the Group adopted the new accounting standard for financial instruments which basically requires all financial assets and derivatives to be accounted for on a fair value basis and recorded trading assets on the method prescribed above.

(5) Investment securities

Investment securities held by the Group, that have not been classified as "trading securities" nor "held-to-maturity debt securities", were classified as "other securities" (available-for-sale securities). Other securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost. All securities are recorded on a trade date basis.

Prior to 1 April 2000, marketable securities were stated at the lower of cost or market value. Other securities not publicly traded were stated at cost except for those that have been written down as a result of impairment in their underlying equity. The cost of securities sold is based on the moving average cost of all securities held at the time of sale. Effective from 1 April 2000, by the adoption of the new accounting standard for financial instruments, the Group changed its valuation method for investment securities to the method prescribed above.

(6) Effect of adoption of the new accounting standard for financial instruments

In conformity with the new accounting standard for financial instruments, effective 1 April 2000, commissions for security brokerages have been recorded on a trade date basis while in prior years they had been recorded on a settlement date basis. Further, as discussed in Note 2., (4) and (5) above, the Group changed its valuation method of trading assets and investment securities by adopting this new accounting standard. As a result of the adoption of the new accounting standard, operating income and income before income taxes in the year ended 31 March 2001 increased by 160 million yen, as compared with the figures which would have been reported based on the previous accounting policies.

(7) Property and equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method for the Company and on the declining-balance method for the consolidated subsidiary, at rates based on the estimated useful lives of the assets.

The estimated useful lives are generally as follows:

Buildings	:	15 to 40 years
Equipment and instruments	:	4 to 10 years

(8) Software

Software for in-house use is amortized on the straight-line method over the estimated useful lives, not more than 5 years.

During the year ended 31 March 2002, the Group reduced the estimated useful lives for certain software expected to be abandoned as a result of implementation of the new front-office and back-office systems. Consequently, ¥787 million and ¥495 million of amortization costs were additionally recorded in the years ended 31 March 2002 and 2003, respectively. The Group periodically evaluates the estimated useful lives used to amortize or depreciate its assets and the estimated amount of assets that will be abandoned or have minimal use in the future.

(9) Income taxes

The provision for income taxes is based on pretax income included in the consolidated financial statements of income and is computed under the asset and liability approach. Under this approach, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Valuation allowances may be recorded to reduce deferred tax assets when it is more likely than not that the tax benefits will not be realized.

(10) Accrued bonuses
Accrued employees' bonuses represent liabilities estimated as of the balance sheet date. Bonuses to Directors, which are subject to approval at the shareholders' meeting, are accounted for as an appropriation of retained earnings.

(11) Severance indemnity benefits and pension plans
Until 31 March 2002, the Group had a non-contributory defined benefit funded pension plan and a severance indemnity plan covering all employees who meet eligibility requirements of the Group's retirement regulations. Under the non-contributory defined benefit funded pension plan, employees with more than 17 years of service with the Group were entitled to receive pension benefits determined by the retirement regulations. Under the severance indemnity plan, employees with less than 17 years of service with the Group were entitled to receive a lump-sum pension benefit.

Effective from 1 April 2001, in compliance with the new accounting standard on employers' accounting for pensions issued by the BADC in June 1998, the Group recorded accrued pension costs based on the amount that would be payable if all eligible employees voluntarily terminated their employment with the Group at the balance sheet date. Unrecognized net assets at the date of initial application (1 April 2000) are being amortized over 15 years. As a result of the adoption of the new accounting standard, operating income and income before income taxes for the year ended 31 March 2001 increased by ¥13 million and ¥27 million, respectively, as compared with the figures which would have been reported under the previous accounting policy.

On 31 March 2002, the Group terminated its retirement benefit regulations for employees and liquidated the non-contributory defined benefit pension plan and a severance indemnity plan. In connection with this termination of the retirement benefit regulations for employees, the Group recorded net gain on settlement of retirement benefit plans amounting to 74 million yen in the year ended 31 March 2002.

Until 31 July 2002, the Group had participated in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been charged to income when paid. On 31 July 2002, the Group withdrew from this multi-employer welfare pension plan.

Retirement benefits paid to Directors and Corporate Auditors are not accrued but are charged to income upon approval by the shareholders. At the general shareholders' meeting and Directors meeting both held on 16 June 2002, it was resolved that the Group terminates its retirement benefit regulations for Directors and corporate auditors effective 1 April 2002.

(12) Finance leases
In the normal course of business, the Group has entered into lease agreements. Finance lease agreements, except for those agreements where ownership of the leased assets is transferred to the Group, are accounted for as operating leases.

(13) Statutory reserves
As described in Note 14., the Securities and Exchange Law of Japan requires a securities company to maintain certain special purpose reserves.

(14) Appropriation of retained earnings
Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded upon approval by the shareholders.

(15) Amounts per share of common stock
Primary net income per share is based on the average number of common shares outstanding during each period.

Diluted net income per share is computed based on the average number of common shares outstanding during each period plus the number of common stock that would have been issued had the outstanding stock options been exercised at balance sheet dates. Diluted net income per share for the year ended 31 March 2001 is not presented since the Group's shares had not been publicly traded in that period.

For the computation of primary and diluted net income per share, the average number of common shares outstanding during each prior period was not adjusted for a bonus element in allotment shares to existing shareholders.

(16) Reclassifications

Certain accounts in the consolidated financial statements for the year ended 31 March 2001 and 2002 have been reclassified to conform to the 2003 presentation.

3. *Cash and cash equivalents*

Cash in hand and at banks are reconciled to cash and cash equivalents reported in the consolidated statements of cash flows as follows:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Cash in hand and at banks	¥2,847	¥7,472	¥4,989
Less, time deposit with more than three months to maturity	(40)	—	—
Cash and cash equivalents	¥2,807	¥7,472	¥4,989

4. Margin transactions

Margin transactions at 31 March 2001, 2002 and 2003 consisted of the following:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Assets:			
Loans receivable from customers	¥52,421	¥84,201	¥72,777
Cash deposits as collateral for securities borrowed from securities finance companies	4,216	5,324	5,566
	¥56,637	¥89,526	¥78,343
Liabilities:			
Loans from securities finance companies	¥32,500	¥38,420	¥20,042
Proceeds of securities sold on customers' accounts	13,891	21,151	20,171
	¥46,391	¥59,571	¥40,213

Loans receivable from customers are stated at amounts equal to the purchase prices of the relevant securities and are collateralized by customers' securities and customers' deposits of cash or securities. Proceeds of securities sold on customers' accounts are stated at amounts equal to the sales proceeds of the relevant securities on the respective transaction dates.

5. Trading assets

Trading assets at 31 March 2001, 2002 and 2003 consisted of the following:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Corporate shares	¥—	¥—	¥1
Government, corporate and other bonds	1	—	—
	¥1	¥—	¥1

There were no derivative financial instruments held for trading purposes at 31 March 2001, 2002 and 2003.

6. Investment securities

Investment securities at 31 March 2001, 2002 and 2003 consisted of marketable equity securities and other equity securities.

The aggregate cost, gross unrealized gains and losses and fair values of marketable equity securities are as follows:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Cost	¥56	¥577	¥686
Gross unrealized gains	44	352	21
Gross unrealized losses	(3)	(2)	(257)
Fair value	¥96	¥927	¥451

Other equity securities that do not have quoted prices as of 31 March 2001, 2002 and 2003 amounted to ¥23 million, ¥126 million and ¥214 million, respectively.

7. Derivative financial instruments and risk management information

The Group enters into transactions for its own trading purposes and such trading transactions includes spot trading of stocks, bonds and other marketable securities, margin trading of stocks, future trading of stocks and option trading. The Group also enters into foreign currency forward exchange contracts, other than those for trading purposes, to limit exposures affected by changes in foreign currency exchange rates on its foreign currency settlement transactions.

Principle risks inherent in trading transactions are market risk and credit risk. Market risk represents the potential for loss from changes in the value of financial instruments due to price and interest rate fluctuations in the market. Credit risk represents the potential for loss arising from the failure of the counter-party in a transaction to fulfill its terms and conditions. With respect to similar risks inherent in transactions other than trading purposes, the Group does not anticipate significant risk arising from such transactions due to the limited amount and duration of such transactions.

The Group established a management monitoring system and internal control in order to supervise and monitor trading positions and inherent risk. The transactions are monitored by the Finance Department and reported to the Internal Control Department periodically.

Derivative financial instruments at 31 March 2001, 2002 and 2003, all of which were held for hedge purposes (non-trading purposes), are as follows:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Foreign currency forward exchange contracts:			
Notional amount	¥—	¥—	¥3
Fair value	—	—	0

8. Pledged assets

The following assets are pledged as security for short-term borrowings amounting to ¥50 million and long-term borrowings amounting to ¥78 million at 31 March 2003:

	(Millions of yen)
Investment securities	¥141
Land	218
Buildings	101
	¥461

In addition to the above, at 31 March 2003, securities bought for customers' margin trading by using the Group's own fund, of which fair value amounted to ¥558 million are collateralized for the short-term borrowings, ¥12 million for the long-term borrowings, ¥1,549 million for loans from securities finance companies, ¥174 million for the securities borrowed from securities finance companies in general margin transactions, respectively. The guaranteed securities received from customers of which fair value amounted to ¥14,360 million are collateralized for the loans from securities finance companies at 31 March 2003.

Fair value of securities received and deposited at 31 March 2003 are as follows (excluding those listed in above):

	(Millions of yen)
Securities deposited:	
Securities lent in connection with customers' margin trading	¥21,339
Collateralized securities for the loans from securities finance companies	19,443
Securities loaned	4,902
Securities deposited as guarantee	1,108
Securities received:	
Securities received in connection with customers' margin trading	¥64,716
Collateralized securities for borrowing securities from securities finance companies	5,447
Securities borrowed and deposited from customers	92,524

9. Lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases"). Certain related information at 31 March 2001, 2002 and 2003 is summarized below.

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Total assets under non-capitalized finance lease	¥856	¥719	¥702
Accumulated depreciation	282	326	489
Future lease payments on non-capitalized leases	582	402	221
—Due within one year	(188)	(179)	(180)

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Lease payments for the year	¥185	¥202	¥186
Depreciation for the year	176	190	176
Interest expense for the year	15	13	9

Depreciation is calculated based on a straight-line method over the lease period of leased assets, assuming no residual value of the assets at the end of the lease period.

Interest expense is computed on an interest cost method.

10. Borrowings and installment purchase obligation

Short-term borrowings of ¥620 million at 31 March 2001 consisted of loans from banks and securities finance companies. Short-term borrowings of ¥350 million at 31 March 2002 consisted of loans from banks. Short-term borrowings of ¥6,350 million at 31 March 2003 consisted of loans from banks and loans from the call-money market. The average interest rate of short-term borrowings at 31 March 2003 is 0.12% per annum.

Long-term borrowings at 31 March 2001, 2002 and 2003 consisted of the following:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
5.11% unsecured yen bond due 7 March 2005	¥500	¥500	¥ 500
Borrowings from banks with average interest rate of 1.35% at 31 March 2003	402	240	828
	¥902	¥740	¥1,328

The unsecured yen bond due 7 March 2005 amounting to ¥500 million at 31 March 2003, is a subordinated bond which is available in computing net capital under the Ministerial Ordinance Concerning Net Capital of Securities Companies. A condition to the repayment of such bonds is that the Group continues to be in compliance with minimum net capital requirements.

An installment purchase obligation at 31 March 2003, amounting to ¥143 million, with an interest rate of 2.6% per annum, was originally recorded in 31 March 2001 in relation to a transaction in which the Group sold software for its in-house use at an amount equal to its carrying value, ¥950 million, and repurchased it from the purchaser under an installment purchase agreement over a period of 3 years.

Annual maturities of long-term borrowings and installment purchase obligation during the next five years are as follows:

	(Millions of yen)
Years ending 31 March	
2004	¥487
2005	766
2006	218
2007	—
2008 and later	—
Total	¥1,471

At 31 March 2003, the Group had unused lines of credit amounting to ¥8,050 million.

11. Payables to customers

Payables to customers at 31 March 2001, 2002 and 2003 consisted of the following:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Cash received on customers' accounts for trading	¥28,824	¥38,297	¥35,148
Cash deposits received from customers mainly for margin transactions	31,551	48,464	47,558
	¥60,375	¥86,761	¥82,706

12. Pension and severance plan

(Employees retirement benefit plans)
As discussed in Note 2. (11), the Group adopted a new accounting standard for employers' accounting for pensions effective 1 April 2000. The funded status and composition of the amount recognized in the consolidated balance sheet at 31 March 2001 were as follows:

	(Millions of yen)
Benefit obligation	¥196
Fair value of plan assets	177
Funded status	19
Unrecognized net asset at 1 April 2000, being amortized over 15 years	157
Net amount recognized	176

As discussed in Note 2. (11), the Group terminated its employees' retirement benefit plans on 31 March 2002

The components of net pension and severance costs for the year ended 31 March 2001 and 2002 are as follows:

	As of 31 March	
	2001	2002
	(Millions of yen)	
Increment in voluntary termination payables	¥23	¥37
Contributions to multi-employers' pension plan	35	35
Amortization of net transition asset	(12)	(11)
Loss recognized on pension assets	17	8
Net pension and severance costs for the year	63	69
Gain on settlement of retirement benefit plan	—	(74)
Net charges (credits) for the year	¥63	(¥5)

In connection with the abolishment of the employees' retirement plans on 31 March 2002, net gain on settlement of retirement benefit plans amounting to ¥74 million was recognized in the year ended 31 March 2002, which composed of the following:

	(Millions of yen)
Pension liabilities recognized	¥177
Benefits paid to employees	(248)
Unamortized net transitional assets	145
Net gain on settlement of employees' retirement benefit plans	¥74

(Multi-employers' pension plan)
With regard to the multi-employers' pension plan, annual contributions had been charged to income when paid. The Group's estimated fair value of the pension plan's assets, computed based on the pro rata share of employer's contributions to the plan as at 31 March 2001 and 2002, amounted to ¥725 million and ¥1,492 million, respectively.

As discussed in Note 2.(11), the Group withdrew from the multi-employers' pension plan on 31 July 2002. In connection with this withdrawal from the multi-employer pension plan, a lump-sum settlement contribution amounting to ¥364 million was paid to the plan and was charged to income in the year ended 31 March 2003.

(Directors retirement allowance)
As discussed in Note 2. (11), the Group abolished its retirement benefit regulations for Directors and Corporate Auditors effective on 1 April 2002. In this connection, accrued retirement benefits for Directors and Corporate Auditors amounting to ¥291 million, of which payments will be made upon retirement of each Director or Corporate Auditor, were recorded in the accompanying consolidated balance sheet as of 31 March 2003.

13. Income taxes

The Group is subject to a number of different income taxes which, in the aggregate, indicate nominal statutory tax rates in Japan of approximately 42.1% for the years ended 31 March 2001, 2002 and 2003. A reconciliation between the nominal statutory income tax rate and the effective income tax rate in the accompanying consolidated statement of operations is as follows:

	For the year ended 31 March		
	2001	2002	2003
Nominal statutory income tax rate	42.1%	42.1%	42.1%
Increase (reduction) in taxes resulting from:			
Permanent differences	0.0	0.1	0.1
Additional tax rate for family company as ruled in Japanese income tax regulations	6.0	5.8	1.8
Equalization inhabitants taxes	0.0	0.2	0.2
Effect of change in statutory income tax rates	—	—	0.7
Other, net	(0.4)	(0.2)	(0.2)
Effective income tax rate	47.7%	48.0%	44.7%

On 31 March 2003, the Japanese National Diet approved changes to the calculation of the statutory local enterprise tax. As a result, the effective income tax rate used in the computation of deferred tax assets and liabilities at 31 March 2003 reduced to 40.5% from 42.1%. This reduced effective income tax rate applies only to those temporary differences expected to be deducted or added to taxable income in the fiscal years starting from 1 April 2004. As a result, net deferred tax assets at 31 March 2003 decreased by ¥22 million and income tax for the year ended 31 March 2003 increased by ¥18 million as compared with those that would have been computed based on the previous income tax rate.

The significant components of deferred tax assets at 31 March 2001, 2002 and 2003 are as follows:

	As of 31 March		
	2001	2002	2003
	(Millions of yen)		
Enterprise tax payable	¥94	¥109	¥26
Accrued pension and severance costs	61	—	—
Statutory reserve	97	205	305
Others	51	243	421
Total deferred tax assets	¥304	¥557	¥753

14. Statutory reserves

The Securities and Exchange Law of Japan requires a securities company to set aside a reserve in proportion to its securities transactions and other related trading to cover possible customer losses incurred by default of the securities company on securities transactions.

15. Net capital requirements

Securities companies in Japan are subject to risk-based capital adequacy rules established and administered by Ministry of Finance and the Financial Supervisory Agency (the "FSA"), which require securities companies to maintain a minimum net worth, as defined pursuant to these rules. As of 31 March 2003, the Company's risk-based capital ratio was 830.4% (unaudited). The authorities will take certain

administrative measures if the ratio declines below 140%. A company must report its capital adequacy ratio to the FSA on a daily basis while its ratio is 120% or less.

16. Commissions

Commissions earned for the year ended 31 March 2001, 2002 and 2003 consisted of the following:

	For the year ended 31 March		
	2001	2002	2003
	(Millions of yen)		
Brokerage	¥6,437	¥9,543	¥9,516
Underwriting and distribution	—	—	27
Subscription and distribution	5	157	16
Other	235	514	680
	¥6,677	¥10,215	¥10,240

17. Selling, general and administrative expenses

Major elements of selling, general and administrative expenses for the year ended 31 March 2001, 2002 and 2003 are summarized as follows:

	For the year ended 31 March		
	2001	2002	2003
	(Millions of yen)		
Employees' compensation and benefits	¥1,511	¥1,874	¥1,786
Commissions and stock exchange fees	251	423	439
Communications	615	904	900
Advertisement	488	516	282
Occupancy and rental	541	799	622
Data processing and office supplies	503	964	2,564
Depreciation and amortization	372	1,437	1,578
Duties and taxes other than income taxes	30	29	25
Provision of allowance for doubtful accounts	—	7	313
Other	109	114	102
	¥4,419	¥7,067	¥8,612

18. Other income (expenses), net

Details of other income (expenses), net in the statements of operations are as follows:

	For the year ended 31 March 2001	2002	2003
	(Millions of yen)		
Proceeds from a insurance policy	¥—	¥—	¥161
Gain on sale of property and equipment	—	0	1
Net gain on settlement of retirement benefit plan	—	74	—
Gain on sale of investment securities	526	0	—
Reversal of allowance for doubtful accounts	9	—	—
Special contribution to the multi-employers' pension plan	—	—	(364)
Retirement benefits to directors and corporate auditors	(7)	(16)	(291)
Provision for statutory reserve	(124)	(257)	(265)
Loss on disposal of property and equipment	(0)	(2)	(41)
Devaluation loss on corporate golf membership	(49)	(2)	(6)
New share issuance costs	—	(452)	—
Loss on disposal of software	(362)	(126)	—
Loss on sale of investment securities	(4)	(16)	—
Bond issuance costs	(42)	—	—
Other, net	(7)	24	(50)
	(¥58)	(¥774)	(¥855)

19. Segment information

Information relating to operations in different industries has been omitted as the Group operates predominately in the investment and financing service industry. The Group's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Group are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted as it is insignificant.

20. Related party transactions

The Group leased employee dormitories owned by Shokosha Ltd., in which, as at 31 March 2003, the majority of interests were held by a Director of the Company and his relatives. As at 31 March 2003, Shokosha Ltd. owns 9.23% of the Company's shares. The dormitories were leased from Shokosha Ltd. by Heiwa Service Co., Ltd., which then subleased the dormitories to the Group. The rental fees paid to Heiwa Service Co., Ltd. by the Group in the year ended 31 March 2001, 2002 and 2003 amounted to ¥15 million, ¥13 million and ¥13 million, respectively. The terms and conditions of the lease agreement between Heiwa Service Co., Ltd. and the Group were negotiated on an arm's-length basis.

The Group employed Adline Ltd., in which the majority of interests, as at 31 March 2003, were held by a Director of the Company and his relatives, as its advertising agent. The commission and service fees paid to Adline Ltd. by the Group in the year ended 31 March 2003 amounted to ¥242 million and the outstanding payable at 31 March 2003 amounted to ¥19 million. The terms and conditions of transaction with Adline Ltd. were negotiated on an arm's-length basis.

21. Events subsequent to balance sheet date

(1) Appropriation of retained earnings

The appropriation of retained earnings for the year ended 31 March 2003 was approved at the shareholders' meeting held on 22 June 2003 as follows:

	(Millions of yen)
Cash dividends (5.04 yen per share)	¥444

(2) Stock options granted

At the general shareholders' meeting held on 22 June 2003, the Directors and employees of the Company were granted incentive options to purchase up to 403,000 shares of the Company's common stock, which may be exercised during the period from 15 July 2005 to 14 July 2008.

The exercise price of this option will be determined at higher of a) 1.03 times of average daily closing price of the Company's share in the previous month of the month when the options are issued or b) the closing price of the Company's share on the prior date of the date when the options are issued.

(3) Issuance of bond due 15 August 2006

On 15 August 2003, the Company issued the unsecured bond due 15 August 2006 amounting to ¥10,000 million with an interest rate of 1.48% per annum.

(4) Issuance of bond due 17 October 2006

On 17 October 2003, the Company issued the unsecured bond due 17 October 2006 amounting to ¥10,000 million with an interest rate of 1.56% per annum.

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REGISTERED HEAD OFFICE OF THE COMPANY

Matsui Securities Co., Ltd.
20-7, Nihombashi 1-chome
Chuo-ku, Tokyo 103-8253

TRUSTEE

J.P. Morgan Corporate Trustee Services Limited
Trinity Tower
9 Thomas More Street
London E1W 1YT

PRINCIPAL AGENT AND REPLACEMENT AGENT

JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

AGENT

J.P. Morgan Bank Luxembourg S.A.
5 Rue Plaetis
L-2338 Luxembourg

LEGAL ADVISERS

To the Company as to Japanese law
Mitsui, Yasuda, Wani & Maeda
Akasaka 2.14 Plaza Bldg.
14-32, Akasaka 2-chome
Minato-ku, Tokyo 107-0052

To the Manager as to English law
Linklaters
Akasaka 1-chome
Center Building 12F
11-30, Akasaka 1-chome
Minato-ku, Tokyo 107-0052

To the Trustee as to English law
Linklaters
One Silk Street
London EC2Y 8HQ

INDEPENDENT AUDITORS

ChuoAoyama Audit Corporation
2-5, Kasumigaseki 3-chome
Chiyoda-ku, Tokyo 100-6088

CUSTODIAN

JPMorgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London E1W 1YT

CUSTODIAN'S AGENT IN JAPAN

The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome
Minato-ku, Tokyo 105-0014

AUTHORIZED ADVISER

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

松井証券